UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 10-K
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☑   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended June 28, 2025
OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number: 1-16153
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Tapestry, Inc.

(Exact name of registrant as specified in its charter)
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Maryland	**52-2242751**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

10 Hudson Yards, New York, NY 10001

(Address of principal executive offices); (Zip Code)

(212) 946-8400

(Registrant's telephone number, including area code)
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Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on which Registered
Common Stock, par value $.01 per share	TPR	New York Stock Exchange

Securities Registered Pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer", "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐	Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐						

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell Company (as defined in Rule 12b-2 of the Act).Yes ☐ No ☑

The aggregate market value of Tapestry, Inc. common stock held by non-affiliates as of December 27, 2024 (the last business day of the most recently completed second fiscal quarter) was approximately $13.59 billion. For purposes of determining this amount only, the registrant has excluded shares of common stock held by directors and executive officers. Exclusion of shares held by any person should not be construed to indicate that such person possesses the power, direct or indirect, to cause the direction of the management or policies of the registrant, or that such person is controlled by or under common control with the registrant.

On August 1, 2025, the Registrant had 208,123,628 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Documents	Form 10-K Reference
Proxy Statement for the 2025 Annual Meeting of Stockholders	Part III, Items 10 – 14

TAPESTRY, INC.

TABLE OF CONTENTS

SPECIAL NOTE ON FORWARD-LOOKING INFORMATION

This document, and the documents incorporated by reference in this document, our press releases and oral statements made from time to time by us or on our behalf, may contain certain "forward-looking statements" within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are based on management's current expectations, that involve risks and uncertainties that could cause our actual results to differ materially from our current expectations. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as "may," "can," "if," "continue," "project," "assumption," "should," "expect," "confidence," "goals," "trends," "anticipate," "intend," "estimate," "on track," "future," "well positioned to," "plan," "potential," "position," "deliver," "believe," "seek," "see," "will," "would," "uncertain," "achieve," "strategic," "growth," "target," "guidance," "forecast," "outlook," "commit," "innovation," "drive," "leverage," "generate," "enhance," "effort," "progress," "we can stretch what's possible," similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain. Such statements involve risks, uncertainties and assumptions. If such risks or uncertainties materialize or such assumptions prove incorrect, the results of Tapestry, Inc. and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Tapestry, Inc. assumes no obligation to revise or update any such forward-looking statements for any reason, except as required by law.

Tapestry, Inc.'s actual results could differ materially from the results contemplated by these forward-looking statements and are subject to a number of risks, uncertainties, estimates and assumptions that may cause actual results to differ materially from current expectations due to a number of factors, including those discussed in the sections of this Form 10-K filing entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." These factors include, but are not limited to: (i) the impact of international trade disputes and the risks associated with potential changes to international trade agreements, including the imposition or threat of imposition of new or increased tariffs or retaliatory tariffs implemented by countries where our manufacturers are located as well as the imposition of additional duties on the products we import; (ii) the impact of economic conditions, recession and inflationary measures; (iii) our exposure to international risks, including currency fluctuations and changes in economic or political conditions in the markets where we sell or source our products; (iv) our ability to retain the value of our brands and to respond to changing fashion and retail trends in a timely manner, including our ability to execute on our e-commerce and digital strategies; (v) the impact of tax and other legislation; (vi) the effect of existing and new competition in the marketplace; (vii) our ability to successfully identify and implement any sales, acquisitions or strategic transactions on attractive terms or at all, including our recently completed sale of the Stuart Weitzman Business; (viii) our ability to achieve intended benefits, cost savings and synergies from acquisitions; (ix) our ability to control costs; (x) the effect of seasonal and quarterly fluctuations on our sales or operating results; (xi) the risk of cyber security threats and privacy or data security breaches; (xii) our ability to satisfy our outstanding debt obligations or incur additional indebtedness; (xiii) the risks associated with climate change and other corporate responsibility issues; (xiv) our ability to protect against infringement of our trademarks and other proprietary rights; (xv) the impact of pending and potential future legal proceedings and (xvi) such other risk factors as set forth in Part I, Item 1A. "Risk Factors" and elsewhere in this report. These factors are not necessarily all of the factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements.

In this Form 10-K, references to "we," "our," "us," "Tapestry" and the "Company" refer to Tapestry, Inc., including consolidated subsidiaries as of June 28, 2025 ("fiscal 2025"). References to "Coach," "Kate Spade," "kate spade new york" or "Stuart Weitzman" refer only to the referenced brand. Fiscal 2025 was a 52-week period, June 29, 2024 ("fiscal 2024") was a 52-week period, and July 1, 2023 ("fiscal 2023") was a 52-week period.

PART I

ITEM 1. BUSINESS

Tapestry, Inc. (the "Company") is a house of iconic accessories and lifestyle brands. Our global house of brands unites the magic of Coach and kate spade new york. Each of our brands are unique and independent, while sharing a commitment to innovation and authenticity defined by distinctive products and differentiated customer experiences across channels and geographies. We use our collective strengths to move our customers and empower our communities, to make the fashion industry more sustainable, and to harness the power of an inclusive culture. Individually, our brands are iconic. Together, we can stretch what's possible.

OUR BRANDS

The Company has three reportable segments:

- *Coach* - Coach is a global fashion house of accessories and lifestyle collections, founded in New York City in 1941. Inspired by the vision of Expressive Luxury and the inclusive and courageous spirit of its hometown, the brand makes beautiful things, crafted to last – for you to be yourself in. Coach has built a legacy of craftsmanship and a community that champions the courage to be real. Coach includes global sales of primarily Coach brand products to customers through our direct-to-consumer ("DTC"), wholesale and licensing businesses. This segment represented 79.9% of total net sales in fiscal 2025.

- *Kate Spade* - Since its launch in 1993 with a collection of six essential handbags, kate spade new york has always been colorful, bold and optimistic. Today, it is a global lifestyle brand that designs extraordinary things for the everyday, delivering seasonal collections of handbags, ready-to-wear, jewelry, footwear, gifts, home décor and more. Known for its rich heritage and unique brand DNA, kate spade new york offers a distinctive point of view and celebrates communities of women around the globe who live their perfectly imperfect lifestyles. Kate Spade includes global sales of primarily kate spade new york brand products to customers through our DTC, wholesale and licensing businesses. This segment represented 17.1% of total net sales in fiscal 2025.

- *Stuart Weitzman* - Since 1986, New York City based global luxury footwear brand Stuart Weitzman has combined its signature artisanal craftsmanship and precise engineering to empower women to stand strong. Having perfected the art of shoemaking for nearly 40 years, the brand continues to expand its assortment to feature handbags and men's footwear, all the while staying true to its ethos of inspiring strength and confidence with every step. Stuart Weitzman includes global sales of primarily Stuart Weitzman brand products to customers through our DTC, wholesale and licensing businesses. This segment represented 3.0% of total net sales in fiscal 2025.

In addition to these reportable segments, the Company has certain corporate expenses that are not directly attributable to its brands ("Unallocated corporate expenses"); therefore, they are not allocated to its segments. Such costs primarily include certain overhead expenses related to corporate functions as well as certain administration, corporate occupancy, information technology and depreciation costs.

On February 16, 2025, the Company entered into a sale and purchase agreement (the "Purchase Agreement") with Caleres, Inc. (the "Purchaser") to sell the Stuart Weitzman Business (as defined below). The Purchaser acquired certain assets and liabilities of the Company's global business of designing, manufacturing, promotion, marketing, production, distribution, sales and licensing of Stuart Weitzman branded products (the "Stuart Weitzman Business"). The sale was completed on August 4, 2025 (the "Stuart Weitzman Business Divestiture"). Refer to Note 5, "Acquisitions and Divestitures," and Note 21, "Subsequent Events," for further information.

Refer to Note 17, "Segment Information," for further information about the Company's segments.

OUR STRATEGY

In the first quarter of fiscal 2023, the Company introduced the 2025 growth strategy, *future*speed, designed to amplify and extend the competitive advantages of its brands, with a focus on four strategic priorities:

- Building Lasting Customer Relationships: The Company's brands aim to leverage Tapestry's transformed business model to drive customer lifetime value through a combination of increased customer acquisition, retention and reactivation.

- Fueling Fashion Innovation & Product Excellence: The Company aims to drive sustained growth in core handbags and small leathergoods, while accelerating gains in footwear and lifestyle products.
- Delivering Compelling Omni-Channel Experiences: The Company aims to extend its omni-channel leadership to meet the customer wherever they shop, delivering growth online and in stores.
- Powering Global Growth: The Company aims to support balanced growth across regions, prioritizing North America and China, its largest markets, while capitalizing on opportunities in under-penetrated geographies such as Southeast Asia and Europe.

The Company's next investor day will be held in September 2025, during which the Company will present its latest long-term growth strategy.

DIRECT TO CONSUMER BUSINESS

Our DTC business consists of channels that provide us with immediate, controlled access to consumers. This includes retail and outlet stores, brand e-commerce sites as well as concession shop-in-shops. DTC revenues were approximately 86% of total net sales in fiscal 2025.

- *Stores* - Our brands operate freestanding retail stores, outlet stores, as well as concession shop-in-shop locations. These stores are located in regional shopping centers, metropolitan areas throughout the world and established outlet centers.

Store Count	2025	2024	2023
Coach			
North America	**324**	324	330
International	**607**	606	609
Total Coach	**931**	930	939
Kate Spade			
North America	**189**	197	205
International	**171**	181	192
Total Kate Spade	**360**	378	397
Stuart Weitzman			
North America	**28**	34	36
International	**52**	60	57
Total Stuart Weitzman	**80**	94	93
Tapestry			
North America	**541**	555	571
International	**830**	847	858
Total Tapestry	**1,371**	1,402	1,429

Avg. Square Footage	2025	2024	2023
Coach			
North America	**4,907**	4,905	4,904
International	**2,388**	2,342	2,294
Total Coach	**3,265**	3,235	3,211
Kate Spade			
North America	**3,023**	2,949	2,876
International	**1,502**	1,439	1,446
Total Kate Spade	**2,301**	2,226	2,185
Stuart Weitzman			
North America	**1,927**	1,938	1,905
International	**1,371**	1,338	1,371
Total Stuart Weitzman	**1,566**	1,555	1,578
Tapestry			
North America	**4,095**	4,029	3,987
International	**2,142**	2,078	2,043
Total Tapestry	**2,912**	2,850	2,820

- *Digital* - We view our digital platform as an instrument to deliver our products to customers directly with the benefit of added accessibility as consumers can purchase our products beyond where our physical locations are based. We have e-commerce sites in our major markets in the U.S., Canada, Japan, Greater China, several throughout Europe, Australia, and several throughout the rest of Asia. Additionally, we continue to leverage various third-party digital platforms to sell our products to customers.

WHOLESALE BUSINESS

Our wholesale business primarily includes major department stores, specialty stores, and third-party digital partners. We work closely with our wholesale partners to ensure a clear and consistent product presentation. We enhance our presentation with proprietary brand fixtures within the department store environment in select locations. We custom tailor our assortments through wholesale product planning and allocation processes to match the attributes to the consumers of our wholesale partners in each local market. We continue to closely monitor inventories held by our wholesale customers in an effort to optimize inventory levels across wholesale doors. Wholesale represented approximately 13% of our total net sales for fiscal 2025. As of June 28, 2025, there were no customers who individually accounted for more than 10% of each segment's total net sales.

LICENSING BUSINESS

Our brands take an active role in the design process and control the marketing and distribution of products in our worldwide licensing relationships. Our key licensing relationships and their fiscal year expirations as of June 28, 2025 are as follows:

Brand	Category	Partner	Fiscal Year Expiration
Coach	Eyewear	Luxottica	2026
Coach	Watches	Movado	2028
Coach	Fragrance	Interparfums	2031
Kate Spade	Tech Accessories	Case-Mate	2027
Kate Spade	Sleepwear	Komar	2028
Kate Spade	Fashion Bedding	Live Comfortably	2028
Kate Spade	Stationery and Gift	Lifeguard Press	2030
Kate Spade	Fragrance	Interparfums	2030
Kate Spade	Eyewear	Safilo	2031

Products made under license are, in most cases, sold through stores and wholesale business channels and, with the Company's approval, the licensees have the right to distribute products selectively through other venues, which provide additional, yet controlled, exposure of our brands. Our licensing partners generally pay royalties on their net sales of our branded products. Such royalties currently comprise approximately 1% of Tapestry's total net sales. The licensing agreements generally give our brands the right to terminate the license if specified sales targets are not achieved.

PRODUCTS

The following table shows Net sales for each of our product categories by segment.

	Fiscal Year Ended					
	June 28, 2025		June 29, 2024		July 1, 2023	
	Amount	**% of Total segment net sales**	Amount	% of Total segment net sales	Amount	% of Total segment net sales
			(millions)			
Coach						
Handbags	**$ 3,223.3**	**57.6 %**	$ 2,889.9	56.7 %	$ 2,847.1	57.4 %
Accessories	**1,539.5**	**27.5**	1,407.9	27.6	1,325.7	26.7
Footwear	**342.5**	**6.1**	326.0	6.4	311.5	6.3
Other	**493.2**	**8.8**	471.5	9.3	476.1	9.6
Total Coach	**$ 5,598.5**	**100.0 %**	$ 5,095.3	100.0 %	$ 4,960.4	100.0 %
Kate Spade						
Handbags	**$ 623.0**	**52.1 %**	$ 721.0	54.0 %	$ 779.7	54.9 %
Accessories	**269.8**	**22.5**	307.0	23.0	324.8	22.9
Footwear	**55.2**	**4.6**	57.4	4.3	57.8	4.1
Other	**249.1**	**20.8**	249.0	18.7	256.6	18.1
Total Kate Spade	**$ 1,197.1**	**100.0 %**	$ 1,334.4	100.0 %	$ 1,418.9	100.0 %
Stuart Weitzman[1]	**$ 215.1**	**100.0 %**	$ 241.5	100.0 %	$ 281.6	100.0 %
Tapestry						
Handbags	**$ 3,846.3**	**54.9 %**	$ 3,610.9	54.1 %	$ 3,626.8	54.4 %
Accessories	**1,809.3**	**25.8**	1,714.9	25.7	1,650.5	24.8
Footwear	**612.8**	**8.7**	624.9	9.4	650.9	9.8
Other	**742.3**	**10.6**	720.5	10.8	732.7	11.0
Total Tapestry	**$ 7,010.7**	**100.0 %**	$ 6,671.2	100.0 %	$ 6,660.9	100.0 %

[1] The significant majority of sales for Stuart Weitzman is attributable to footwear and therefore all of Stuart Weitzman net sales are within the Tapestry Footwear category.

- ***Handbags*** — This category primarily includes handbags classically inspired as well as fashion designs, business cases, computer bags, messenger-style bags, backpacks, travel bags and totes.

- ***Accessories*** — This category primarily includes small leather goods, such as mini and micro handbags, money pieces, wristlets, pouches and cosmetic cases. Also included in this category are novelty accessories (including address books, time management accessories, travel accessories, sketchbooks and portfolios), belts, key rings, technology accessories, gifting, straps and charms.

- ***Footwear*** — This category primarily includes women's and men's footwear, including casual shoes, dress shoes, boots, sneakers and sandals.

- ***Other*** — This category primarily includes outerwear, ready-to-wear, jewelry, watches, eyewear, fragrance, scarves, hats, gloves, other products, as well as royalties earned from the Company's licensing partners.

DESIGN AND MERCHANDISING

Our creative leaders are responsible for conceptualizing and implementing the design direction for our brands across the consumer touchpoints of product, stores and marketing. At Tapestry, each brand has a dedicated design and merchandising team; this ensures that Coach, Kate Spade and Stuart Weitzman speak to their customers with a voice and positioning unique to their brand. Designers have access to the brands' extensive archives of product designs, which are a valuable resource for product concepts. Our designers collaborate with strong merchandising teams that analyze sales, market trends and consumer preferences to identify market opportunities that help guide each season's design process and create a globally relevant product assortment. Leveraging our strategic investments that we have made in data and analytics tools, merchandisers are able to gain a deeper understanding of customer behavior which empowers our teams to respond to changes in consumer preferences and demand as well as scale opportunities across brands with greater speed and efficiency. Our merchandising teams are committed to managing the product life cycle to maximize sales and profitability across all business channels. The product category teams, each comprised of design, merchandising, product development and sourcing specialists, help each brand execute design concepts that are consistent with the brand's strategic direction.

Our design and merchandising teams also work in close collaboration with all of our licensing partners to ensure that the licensed products are conceptualized and designed to address the intended market opportunity and convey the distinctive perspective and lifestyle associated with our brands.

MARKETING

Our marketing objective is to build emotional connections with consumers to drive acquisition. We use a 360-degree approach to marketing for each of our brands, synchronizing our efforts across all business channels to ensure consistency at every touchpoint. Our global marketing strategy is to deliver a consistent, relevant and multi-layered message every time the consumer comes in contact with our brands through our communications, visual merchandising and customer experiences. Each brand's distinctive positioning is communicated by our creative marketing, visual merchandising and public relations teams, as well as outside creative agencies. We also have a sophisticated consumer and market research capability and leverage third-party experts to gain insights into consumer attitudes and trends.

We engage in many consumer communication initiatives globally, including activities at a national, regional and local level. Total expenses attributable to the Company's marketing-related activities in fiscal 2025 were $744.5 million, representing nearly 11% of net sales, compared to $616.8 million in fiscal 2024, representing over 9% of net sales.

Our wide range of marketing activities utilize a variety of media, including digital, social, television, print and out-of-home. Our respective brand websites serve as effective communication vehicles by providing an immersive brand experience, showcasing the fullest expression across product categories.

As part of our direct marketing strategy, we use databases of consumers to generate personalized communications in direct channels such as email and text messages to drive engagement. Visitors to our e-commerce sites provide an opportunity to increase the size of these consumer databases, in addition to serving as a point of transactions globally, except where restricted.

The Company has several regional informational websites for locations where we have not established an e-commerce presence. The Company utilizes social media and continues to explore digital technologies to create emotional connections with consumers, acquire new customers and build brand awareness, in addition to increasing on-line and store sales.

MANUFACTURING

Tapestry carefully balances its commitments to a limited number of "better brand" partners that have demonstrated integrity, quality and reliable delivery. The Company continues to evaluate new manufacturing sources and geographies to deliver high quality products at competitive costs and to mitigate the impact of manufacturing in inflationary markets.

Our raw material suppliers, independent manufacturers and licensing partners must achieve and maintain high quality standards, which are an integral part of our brands' identity. Before directly partnering with a new manufacturing vendor for finished goods, the Company evaluates each facility by conducting a quality, business practice standards and social compliance review. We expect finished good manufacturers to undergo a social compliance audit before being approved as a Tapestry supplier. Manufacturers working with our licensed partners are expected to have had an acceptable social compliance audit conducted within the prior six months of their onboarding date. Suppliers that fail to meet our standards are not approved until an acceptable report is provided. We also conduct periodic evaluations of existing, previously approved finished good suppliers. We believe that our manufacturing partners are in material compliance with the Company's integrity standards.

These independent manufacturers each or in aggregate support a broad mix of product types, materials and a seasonal influx of new, fashion-oriented styles, which allows us to meet shifts in marketplace demand and changes in consumer preferences.

We have longstanding relationships with purveyors of fine leathers and hardware. Although our products are manufactured by independent manufacturers, we maintain a strong level of oversight in the selection of key raw materials and compliance with quality control standards is monitored through on-site quality inspections at independent manufacturing facilities.

We maintain strong oversight of the supply chain process for each of our brands from design through manufacturing. We are able to do this by maintaining sourcing management offices in Vietnam, mainland China, the Philippines, Cambodia and

Spain that work closely with our independent manufacturers. This broad-based, global manufacturing strategy is designed to optimize the mix of cost, lead times and construction capabilities.

During fiscal 2025, manufacturers of Coach products were primarily located in Vietnam, Cambodia, the Philippines and India and no individual vendor provided 10% or more of the brand's total inventory purchases. During fiscal 2025, Kate Spade products were manufactured primarily in Vietnam, Cambodia, mainland China, and the Philippines and no individual vendor provided 10% or more of the brand's total inventory purchases. Stuart Weitzman products were primarily manufactured in Spain. During fiscal 2025, Stuart Weitzman had one vendor, located in Spain, who individually provided approximately 11% of the brand's total inventory purchases.

FULFILLMENT

The Company's distribution network is designed to support the movement of each brand's products from our manufacturers to fulfillment centers around the world. These fulfillment centers are either directly operated by the Company or by independent third parties, some of which support multiple brands. Our facilities use bar code scanning warehouse management systems, where our fulfillment center employees use handheld scanners to read product bar codes. This allows for accurate storage and order processing and allows us to provide excellent service to our customers. These facilities are also integrated into our Enterprise Resource Planning system, ensuring accurate inventory reporting. Our products are primarily shipped to retail stores, wholesale customers and e-commerce customers.

In North America, we maintain fulfillment centers in Florida, Nevada and Ohio, operated by Tapestry. The Company also has third-party facilities in Canada and Mexico. Globally, we utilize regional fulfillment centers in mainland China, the Netherlands, the United Kingdom, Singapore and Spain, owned and operated by third parties, that support multiple countries. We also utilize local fulfillment centers, through third parties in Japan, parts of Greater China, South Korea, Malaysia and Australia.

INFORMATION SYSTEMS

The Company's information systems are integral in supporting the Company's long-term strategies. Our robust information technology platform serves as a foundation to drive growth and enhance consumer centricity initiatives, and enable data-driven decision making. We are continually enhancing our digital technology platforms to elevate our e-commerce capabilities, strengthen DTC functionalities, and deliver a seamless overall omni-channel experience leveraging modern and cloud-based technologies. During fiscal 2025, we continued to enhance our artificial intelligence, both predictive and generative, and machine learning models for areas such as data analytics, planning, marketing, customer journey personalization, pricing and product creation, to improve our customer capture and segmentation capabilities for more tailored and effective engagement.

The Company utilizes a cloud-based digital platform which integrates critical components of our businesses including our customer shopping sites, Order Management Systems, Point of Sale systems, Customer Services, Enterprise Resource Planning systems and product management systems into one cohesive platform with a shared codebase. This unified platform allows us to be a more dynamic and responsive company providing best-in-class service to our customers across all brands in North America, Europe and Japan.

Refer to Part I, Item 1C, "Cybersecurity" for further information on our cybersecurity risk management, strategy and governance.

INTELLECTUAL PROPERTY

Tapestry owns COACH, KATE SPADE and STUART WEITZMAN, as well as all of the material trademark, design and patent-rights related to the production, marketing, distribution and sale of our products in the United States and other countries in which our products are principally sold. In addition, the Company licenses trademarks and copyrights used in connection with the production, marketing and distribution of certain categories of goods and limited edition collaborations. Tapestry also owns and maintains registrations in countries around the world for trademarks in relevant classes of products and services. In addition, Tapestry owns trade dress, copyrights, design patents and utility patents for its brands' product designs. Tapestry aggressively polices its intellectual property and pursues infringers both domestically and internationally. The Company pursues counterfeiters through leads generated internally, as well as through its network of investigators, law enforcement and customs officials, the respective online reporting form for each brand, the Tapestry hotline and business partners around the world.

SEASONALITY

The Company's results are typically affected by seasonal trends. During the first fiscal quarter, we typically build inventory for the winter and holiday season. In the second fiscal quarter, working capital requirements are reduced substantially as we generate higher net sales and operating income, especially during the holiday season.

Fluctuations in net sales, operating income and operating cash flows of the Company in any fiscal quarter may be affected by the timing of wholesale shipments and other events affecting retail sales, including weather and macroeconomic events.

GOVERNMENT REGULATION

Most of the Company's imported products are subject to tariffs, indirect taxes, quotas and non-tariff trade barriers that may limit the quantity of products that we may import into the U.S. and other countries or may impact the cost of such products. The Company is not materially restricted by quotas or other government restrictions in the operation of its business; however, customs duties do represent a component of total product cost. To maximize opportunities, the Company operates complex supply chains through foreign trade zones, bonded logistic parks and other strategic initiatives such as free trade agreements. Additionally, the Company operates a direct import business in many countries worldwide. As a result, the Company is subject to stringent government regulations and restrictions, adding significant complexity with respect to its cross-border activity either by the various customs and border protection agencies or by other government agencies which control the quality, safety and sustainability of the Company's products. The Company maintains an internal global trade, customs and product compliance organization to help manage its import/export and regulatory affairs activity.

COMPETITION

The Company faces intense competition from many other brands in the product lines and markets that we participate. In varying degrees, depending on the product category involved, we compete on the basis of style, price, customer service, quality, brand prestige and recognition, among others. Over the last decade, these brands have grown and are expected to continue to grow, encouraging the entry of new competitors as well as increasing the competition from existing competitors. This increased competition drives interest in these brand loyal categories. We believe, however, that we have significant competitive advantages because of the recognition and the acceptance of our brands by consumers and the power of our information technology platform.

CORPORATE RESPONSIBILITY

As a people-centered and purpose-led Company, Tapestry believes that a better-made future is one that is both beautiful and responsible. Our Corporate Responsibility ("CR") strategy, the *Fabric of Change*, aims to unite teams across the Company's business to work to meet our Corporate Responsibility Goals and a shared objective: to create a company of the future that balances true fashion authority with meaningful, positive change. The *Fabric of Change* focuses on four pillars: Power of Our People, Sustain the Planet, Uplift Our Communities and Create Products with Care.

- Power of Our People:

  ◦ As our company name suggests, we believe in the intertwining of a broad mix of people who bring a variety of perspectives, unleashing the power of innovation and self-expression in our products and experiences.

  ◦ As a global employer, we work to continuously expand our aperture as wide as possible to acquire, retain and grow the best talent.

- Sustain the Planet:

  ◦ We aim to preserve and restore our planet through investments in solutions that improve biodiversity and reduce the impacts of climate change.

  ◦ We have set goals focused on utilizing 100% renewable energy in our own operations globally, reducing waste in our corporate and fulfillment centers and minimizing water use across our company and supply chain. We also have greenhouse gas ("GHG") emissions reduction targets for Scope 1, 2, 3 and Scope 3 Forest, Land and Agriculture that have been validated by Science Based Targets initiative.

- Uplift Our Communities:

  ◦ We aim to empower the communities where our employees live and work, and provide the resources and capacity needed to support supply chain partners in the regions where we operate.

  ◦ We have set goals focused on volunteer service hours completed by our employees around the world, financial and product donations to nonprofit organizations globally, and ensuring people working in the factories crafting our products will have access to empowerment programs during the workday.

- Create Products with Care:

  ◦ We aim to increase the use of innovative materials and focus on production methods that design out waste and pollution, keep products in use and restore natural systems.

  ◦ We have set goals focused on tracing and mapping our raw materials, and targets to increase the uptake of sourcing environmentally preferred materials.

The Company's CR strategy, including oversight, management and identification of risks, is ultimately governed by the Board of Directors (the "Board") and overseen by an Executive Steering Committee, which is comprised of members of our executive leadership team, and driven by a Task Force, comprised of senior leaders and cross-functional members from major business functions. The Board approves long-term sustainability goals, strategic moves or major plans of action and receives updates at least annually. Tapestry's Governance and Nominations Committee of the Board receives quarterly updates on sustainability strategy, including climate-related topics, progress towards the CR goals and other CR related initiatives.

Additional information on the *Fabric of Change* and CR Goals can be found at www.tapestry.com/responsibility. The content on this website and the content in our corporate responsibility reports are not incorporated by reference into this Annual Report on Form 10-K or in any other report or document we file with the SEC.

HUMAN CAPITAL

At Tapestry, being true to yourself is core to who we are. When each of us brings our individuality to our collective ambition, our creativity is unleashed. This global house of brands was built by unconventional entrepreneurs and unexpected solutions, so when we say we believe in dreams, we mean we believe in making them happen.

Where differences intersect, new thinking emerges. We cultivate a place for people who are both warm and rigorous, work that is both challenging and fun and a culture led by both head and heart. Most of all, we bring together the unique spirits of our people and our brands and give them a place to move their work and our industry forward.

Governance and Oversight

Our Board and its committees provide governance and oversight of the Company's strategy, including over issues of human capital management. The Board has designated the Human Resources Committee of the Board (the "HR Committee") as the primary committee responsible for the Company's human capital strategy, overseeing executive compensation programs, performance and talent development, succession planning, engagement and regular review of employee benefits and well-being strategies. The full Board and the HR Committee receive quarterly updates on the Company's talent development strategies and other applicable areas of human capital management.

Unlocking the power of our people is a key strategic focus area for the Company, supported by significant engagement from the Company's senior leadership on talent development and human capital management, as reflected in the key programs and focus areas described below.

Employees

As of June 28, 2025, the Company employed approximately 19,000 employees globally. Of these employees, approximately 15,100 employees worked in retail locations, of which 6,500 were part-time employees. This total excludes seasonal and temporary employees that the Company employs, particularly during the second quarter due to the holiday season. The Company believes that its relations with its employees are good and has never encountered a strike or work stoppage.

Embracing Difference by Design

We believe that having a variety of perspectives, backgrounds and experiences makes us more innovative and successful and brings us closer to our consumer. We believe that difference sparks brilliance, so we welcome people and ideas from everywhere to join us in stretching what's possible.

Our core values of 'Embracing Difference by Design' and 'Stand Taller Together' are non-negotiable, it is who we are. They are the bedrock of the kind of ingenuity that turns heads, turns objects into icons and comes only from the places few have looked before. To support these actions, we are guided by four interconnected principles:

- **Talent:** Identify, retain and grow the best talent – making us an employer of choice in a rapidly evolving talent marketplace.

- **Culture:** Cultivate a workplace culture where everyone can fully contribute and reach their potential by feeling included, that they belong and that they matter.

- **Community:** Amplify our brands and support the communities in which our employees live and work.

- **Marketplace:** Growing our customer base in line with the market and shifting dynamics.

Additionally, we believe educating our employees is crucial in achieving our goals. We have curated a catalogue of learning and development content, tools and resources, including bespoke skill-building programs to accommodate our dynamic employee population. Furthermore, the Company has focused on providing employees with resources to foster continuing education and conversation through 'Tapestry UNSCRIPTED', which is an internal speaker series for our employees designed to bring our values to life. We feel hosting bold conversations about our values provides an opportunity for us to be inspired, discover ideas and ignite personal passions.

Tapestry is committed to inclusion and opportunity for all through our corporate partnerships and best practice benchmarking groups through our corporate efforts. Our focus on fostering an equitable work environment has led to continued recognition in the form of awards from Forbes as one of the World's Most Admired Companies; Newsweek for America's Greatest Workplaces for Mental Well-being; America's Greatest Workplaces for Women and Greatest Workplaces 2025; and official certification from Great Place to Work in the US and several countries globally.

Total Rewards

Tapestry is dedicated to being a place where our employees love to work, where they feel recognized and rewarded for all that they do. Maintaining a competitive total compensation program helps us attract, motivate and retain the key talent we need to achieve outstanding business and financial results. To accomplish this goal, we strive to appropriately align our total compensation with the pay, benefits and rewards offered by companies that compete with us for talent in the marketplace.

Our Total Compensation Program includes cash pay, annual and long-term incentives, benefits and other special programs that our employees value. We strive to pay each employee fairly and competitively across our brands. Tapestry's primary compensation principle is to "pay for performance." Tapestry's practice is to pay a competitive base salary and provide corporate employees with the opportunity to earn an annual bonus tied to Tapestry's and its brands' financial performance, and provide store employees with the opportunity to earn sales incentives. Approximately 2,400 of our employees, including nearly all of our store managers, received an annual long-term equity award in 2025, which aligns employee interests with those of our stockholders, rewards employees for enhancing stockholder value and supports retention of key employees.

Our benefits package, which varies by country, is designed to be competitive and comprehensive. Our benefits, along with competitive pay, include health benefits, vacation time, and paid Company holidays for directly hired full-time and qualifying part-time employees. Additionally, we offer parental leave for directly hired full-time employees. The Company also offers retirement benefits and paid wellness days for full-time and part-time employees. To support employees in achieving their career and financial goals, the Company also provides access to learning opportunities on personal finances, as well as physical and mental wellness, through various platforms based on the location of the employee.

Talent Acquisition and Development

Hiring talented employees is critically important to us, as we consider our employees around the world to be our greatest asset. Our recruitment and sourcing strategy focuses on tapping many sources to attract the best talent to our organization and then retaining them through our continued investments in resources that provide our employees with the tools for development and career advancement. Our internal opportunity program encourages employees to stretch themselves in their career development, aligning their capabilities with career interests and goals. We strive to provide a working environment where our people can grow and progress their careers within the Company.

We are committed to helping our employees develop the knowledge, skills and abilities needed for continued success and encourage employee development at all levels and every career stage. Our development programs enable individual and team success through targeted initiatives and resources, offering a wide-ranging curriculum focused on professional and leadership development for leaders, managers and individual contributors, including through our Manager Effectiveness Program, Better Conversations Everyday Program, Leader Transition Acceleration Program and third-party learning platforms, in addition to other trainings and education facilitated through the Company for all employees.

Performance management is critical to our ability to reach our goals and foster a culture of success. By having a dynamic, performance-driven culture, we can achieve greater results, maximize employee, manager and team performance and offer exciting development and career opportunities. In fiscal year 2025, we transitioned from an annual performance review cycle to one that has managers and employees meeting for formal check-ins four times a year, focused on goals and expectations, feedback, coaching and career development. As our focus extends beyond the performance of our employees to the performance of our Company as a whole, we have mechanisms in place to facilitate comprehensive upward feedback through robust cross-functional feedback tools and a cadence of regular pulse surveys that inform on how we can continue to strive for excellence in our work culture.

Well-being

At Tapestry, we are committed to providing a safe working environment for our people, as well as supporting our people in achieving and maintaining their health and well-being goals. Work-life integration is top of mind, and we provide resources and benefits to help achieve this balance. We provide our employees with supplemental resources to achieve wellness such as access to our Employee Assistance Program, regular employee programming and subscriptions to Headspace, a smartphone application dedicated to meditation and mindfulness. In addition, the Company maintains an Associate Relief Fund, which provides emergency assistance for events considered a disaster or hardship.

At Tapestry, we believe in encouraging and empowering our employees to take part in building a welcoming and inclusive community. We provide all employees with supplemental time-off to perform community service through nonprofits of their personal choice and through team and Company sponsored volunteering events. In our commitment to supporting our communities, we have three foundations which provide monetary support to nonprofit organizations across communities that we are a part of. Additionally, on an annual basis, our foundations match up to $10,000, per eligible employee, in donations to eligible non-profits in North America.

FINANCIAL INFORMATION ABOUT GEOGRAPHIC AREAS

Refer to Note 4, "Revenue," and Note 17, "Segment Information," presented in the Notes to the Consolidated Financial Statements for geographic information.

AVAILABLE INFORMATION

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available free of charge on our investor website, located at www.tapestry.com/investors under the caption "SEC Filings," as soon as reasonably practicable after they are filed with or furnished to the Securities and Exchange Commission. These reports are also available on the Securities and Exchange Commission's website at www.sec.gov. No information contained on any of our websites is intended to be included as part of, or incorporated by reference into, this Annual Report on Form 10-K.

The Company has included the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") certifications regarding its public disclosure required by Section 302 of the Sarbanes-Oxley Act of 2002 as Exhibits 31.1 and 32.1 and Exhibits 31.2 and 32.2, respectively to this Form 10-K.

ITEM 1A. RISK FACTORS

You should consider carefully all of the information set forth or incorporated by reference in this document and, in particular, the following risk factors associated with the business of the Company and forward-looking information in this document. Please also see "Special Note on Forward-Looking Information" at the beginning of this report. The risks described below are not the only ones we face. Additional risks not presently known to us or that we currently deem immaterial may also have an adverse effect on us. If any of the risks below actually occur, our business, results of operations, cash flows or financial condition could suffer.

Risks Related to Macroeconomic Conditions

We face risks associated with potential changes to international trade agreements and the imposition of additional tariffs on importing our products.

Most of our imported products are subject to tariffs, indirect taxes, quotas and non-tariff trade barriers that may limit the quantity of products that we may import into the U.S. and other countries or may impact the cost of such products. To maximize opportunities, we rely on free trade agreements and other supply chain initiatives and, as a result, we are subject to government regulations and restrictions with respect to our cross-border activity. Additionally, we are subject to government regulations relating to importation activities, including related to U.S. Customs and Border Protection ("CBP") enforcement actions. The imposition of taxes, duties and quotas, the withdrawal from or material modification to trade agreements, and/or the detention of our goods by CBP for any reason, could have a material adverse effect on our business, results of operations and financial condition.

There has been significant reform in U.S. trade policy following the change in U.S. presidential administration in January 2025. International trade disputes as well as changes and uncertainty regarding international trade and trade policies, including the imposition or threat of the imposition of new or increased tariffs or other trade restrictions on goods from the countries where our manufacturers are located, could result in a materially adverse impact to our business. During fiscal 2025, the primary manufacturers of Coach products were located in Vietnam, Cambodia, the Philippines and India, and the primary manufacturers of Kate Spade products were located in Vietnam, Cambodia, mainland China, and the Philippines. Increased tariffs or other trade restrictions against these countries, as well as any tariffs or other trade restrictions implemented by these countries in retaliation, could limit our ability to manufacture products in countries that have the labor and technical expertise needed. Further, such tariffs or other trade restrictions could require us to absorb costs or try to pass costs onto consumers, which could materially impact our revenue and profitability. In addition, any negative perception of or sentiments towards the U.S., whether in response to changes in tariffs, trade policy or otherwise, could impact the perception of our Company. Our ability to navigate any uncertainty, changes or expansion in tariffs or other trade restrictions could have a material negative impact on our business, financial conditions and results of operations.

Economic conditions, such as an economic recession, downturn, periods of inflation or uncertainty, could materially adversely affect our financial condition, results of operations and consumer purchases of discretionary items.

Our results can be impacted by a number of macroeconomic factors, including but not limited to: consumer confidence and spending levels, tax rates, levels of unemployment, consumer credit availability, pandemics, natural disasters, raw material costs, fuel and energy costs, bank failures, market volatility, global factory production, supply chain operations, commercial real estate market conditions, credit market conditions and the level of customer traffic in malls, shopping centers and online.

Many of our products can be considered discretionary items for consumers. Demand for our products, and consumer spending in the handbag, footwear and accessories categories generally is or may be significantly impacted by trends in consumer confidence, general economic and business conditions, high levels of unemployment, periods of inflation, health pandemics, interest rates, foreign currency exchange rates, the availability of consumer credit and taxation. Consumer purchases of discretionary items, such as the Company's products, tend to decline during recessionary periods or periods of sustained high unemployment when disposable income is lower.

Unfavorable economic conditions may also reduce consumers' willingness and ability to travel to major cities and vacation destinations in which our stores are located. Our sensitivity to economic cycles and any related fluctuation in consumer demand may have a material adverse effect on our financial condition.

Risks Related to our Business and our Industry

We face risks associated with operating in international markets.

We operate on a global basis, with approximately 40.0% of our net sales coming from operations outside of United States for fiscal year 2025. While geographic diversity helps to reduce the Company's exposure to risks in any one country, we are subject to risks associated with international operations, including, but not limited to:

- political or economic instability or changing macroeconomic conditions in our major markets, including the potential impact of new policies that may be implemented by the U.S. or other jurisdictions, particularly with respect to tax and trade policies;

- public health crises, such as pandemics and epidemic diseases;

- changes to the U.S.'s participation in, withdrawal out of, renegotiation of certain international trade agreements or other major trade related issues, including the non-renewal of expiring favorable tariffs granted to developing countries, tariff quotas and retaliatory tariffs, trade sanctions, new or onerous trade restrictions, embargoes and other stringent government controls;

- changes in exchange rates for foreign currencies, which may adversely affect the retail prices of our products, result in decreased international consumer demand, or increase our supply costs in those markets, with a corresponding negative impact on our gross margin rates;

- compliance with laws relating to foreign operations, including the Foreign Corrupt Practices Act ("FCPA"), the U.K. Bribery Act and other global anti-corruption laws, which in general concern the bribery of foreign public officials and other regulations and requirements;

- changes in tourist shopping patterns and consumer behavior, particularly that of the Chinese consumer;

- geopolitical instability (such as the uncertainty in U.S.-China relations);

- natural and other disasters;

- political, civil and social unrest; and

- changes in legal and regulatory requirements, including, but not limited to safeguard measures, anti-dumping duties, cargo restrictions to prevent terrorism, restrictions on the transfer of currency, climate change and other environmental legislation, product safety regulations or other charges or restrictions.

Our business is subject to the risks inherent in global sourcing activities.

As a Company engaged in sourcing on a global scale, we are subject to the risks inherent in such activities, including, but not limited to:

- disruptions or delays in shipments whether due to port congestion, logistics carrier disruption (including as a result of labor disputes), militant attacks on commercial shipping vessels in the Red Sea, other shipping capacity constraints or other factors, which has and may continue to result in significantly increased inbound freight costs and increased in-transit times;

- loss or disruption of key manufacturing or fulfillment sites or extended closure of such sites due to unexpected factors;

- imposition of additional duties, taxes and other charges or restrictions on imports or exports;

- unavailability, or significant fluctuations in the cost, of raw materials;

- compliance by us and our independent manufacturers and suppliers with labor laws and other foreign governmental regulations;

- increases in the cost of labor, fuel (including volatility in the price of oil), travel and transportation;

- compliance with our Global Business Integrity Program;

- compliance by our independent manufacturers and suppliers with our Supplier Code of Conduct, social auditing procedures and requirements and other applicable compliance policies;

- compliance with applicable laws and regulations, including U.S. laws regarding the identification and reporting on the use of "conflict minerals" sourced from the Democratic Republic of the Congo in the Company's products, other laws and regulations regarding the sourcing of materials in the Company's products, the FCPA, U.K. Bribery Act and other global anti-corruption laws, as applicable, and other U.S. and international regulations and requirements;

- regulation or prohibition of the transaction of business with specific individuals or entities and their affiliates or goods manufactured in certain regions by any government or regulatory authority in the jurisdictions where we conduct business, such as the listing of a person or entity as a Specially Designated National or Blocked Person by the U.S. Department of the Treasury's Office of Foreign Assets Control or other sanctions regimes;

- inability to engage new independent manufacturers that meet the Company's cost-effective sourcing model;

- product quality issues;

- political unrest, protests and other civil disruption;

- public health crises, such as pandemic and epidemic diseases, and other unforeseen outbreaks;

- natural disasters or other extreme weather events, whether as a result of climate change or otherwise; and

- acts of war or terrorism and other external factors over which we have no control.

We are subject to labor laws governing relationships with employees, including minimum wage requirements, overtime, working conditions and citizenship requirements. Compliance with these laws may lead to increased costs and operational complexity and may increase our exposure to governmental investigations or litigation.

In addition, we require our independent manufacturers and suppliers to operate in compliance with applicable laws and regulations, as well as our Supplier Code of Conduct and other compliance policies under our Global Business Integrity Program; however, we do not control these manufacturers or suppliers or their labor, environmental or other business practices. Copies of our Global Business Integrity Program documents, including our Global Operating Principles, Anti-Corruption Policy and Supplier Code of Conduct are available through our website, www.tapestry.com. The violation of labor, environmental or other laws by an independent manufacturer or supplier, or divergence of an independent manufacturer's or supplier's labor practices from those generally accepted as ethical or appropriate in the U.S., could interrupt or otherwise disrupt the shipment of our products, harm our trademarks or damage our reputation. In addition, if there is negative publicity regarding the production methods of any of our suppliers or manufacturers, even if unfounded or not specific to our supply chain, our reputation and sales could be adversely affected, we could be subject to legal liability, or could cause us to contract with alternative suppliers or manufacturing sources. The occurrence of any of these events could materially adversely affect our business, financial condition and results of operations.

A decline in the volume of traffic to our stores could have a negative impact on our net sales.

The success of our retail stores located within malls and shopping centers may be impacted by (i) changes in consumer shopping behavior and store closures; (ii) reduced travel resulting from economic conditions (including a recession or inflationary pressures); (iii) the location of the store within the mall or shopping center; (iv) surrounding tenants or vacancies; (v) increased competition in areas where malls or shopping centers are located; (vi) the amount spent on advertising and promotion to attract consumers to the mall; and (vii) a shift towards online shopping resulting in a decrease in store traffic. Declines in consumer traffic could have a negative impact on our net sales and could materially adversely affect our financial condition and results of operations. Furthermore, declines in traffic could result in store impairment charges if expected future cash flows of the related asset group do not exceed the carrying value.

The success of our business depends on our ability to retain the value of our brands and respond to changing consumer preferences and fashion trends in a timely manner.

Each of our brands are unique and independent, while sharing a commitment to innovation and authenticity defined by unique brand purposes, distinctive products, and differentiated customer experiences across business channels and geographies. Any misstep in product quality or design, executive leadership, customer service, marketing, unfavorable publicity or excessive product discounting could negatively affect the image of our brands with our customers. Furthermore, our brands' communications, product lines and experiences are subject to rapidly changing fashion trends and consumer preferences, including the increasing shift to digital brand engagement and social media communication. If we do not anticipate and respond promptly to changing customer preferences and fashion trends in the design, production, and styling of our products, as well as create compelling marketing campaigns that appeal to our target consumers, our sales and results of operations may be negatively impacted.

The shift towards digital engagement has become increasingly important, with increased use of social media platforms by our brand representatives, influencers and our employees. Actions taken by our partners on social media that do not show our brands in a manner consistent with our desired image or that are damaging to such partner's reputation, whether or not through our brand social media platforms, could harm our brand reputation and materially impact our business.

Our growth depends on the continued success of existing products, as well as the successful design, introduction of new products and maintaining an appropriate rationalization of our assortment. Our ability to create new products and to sustain existing products is affected by whether we can successfully anticipate and respond to consumer preferences and fashion trends. The failure to develop and launch successful new products or to rationalize our assortment appropriately could hinder the growth of our business. Also, any delay in the development or launch of a new product could result in our company not being the first to bring product to market, which could compromise our competitive position.

Our success also depends in part on our and our executive leadership team's ability to execute on our plans and strategies for each of our brands and for Tapestry, as a multi-brand enterprise. Even if our products, marketing campaigns, consumer experiences and environments do meet changing customer preferences and/or stay ahead of changing fashion trends, our brand image could become tarnished or undesirable in the minds of our customers or target markets, which could materially adversely impact the growth of our brands and the Tapestry multi-brand portfolio, and our overall business, financial condition, and results of operations.

The growth of our business depends on the successful execution of our global omni-channel expansion efforts and our ability to execute our digital and e-commerce priorities.

Our success and growth depend on the continued development of our omni-channel presence for each of our brands globally, leaning into global digital opportunities for each brand, along with select bricks and mortar expansion. With respect to international expansion, our brands may not be well-established or widely sold in some of these markets, and we may have limited experience operating directly or working with our partners there. In addition, some of these markets, either through bricks and mortar stores or digital channels, have different operational characteristics, including but not limited to employment and labor, privacy, transportation, logistics, real estate, environmental regulations and local reporting or legal requirements.

We aim to provide a seamless omni-channel experience to our customers regardless of whether they are shopping in stores or engaging with our brands through digital technology, such as computers, mobile phones, tablets or other devices. This requires investment in new technologies and reliance on third-party digital partners, over which we may have limited control. Additionally, our digital business is subject to numerous risks that could adversely impact our results, including (i) a diversion of sales from our brand stores or wholesale customers, (ii) difficulty in recreating the in-store experience through digital channels, (iii) liability for online content, (iv) changing dynamics within the digital marketing environment and our ability to effectively market to consumers, (v) intense competition from online retailers, and (vi) the ability to provide timely delivery of e-commerce purchases, which is dependent on the capacity and operations of our owned and third-party operated fulfillment facilities. See "*Our business is subject to the risks inherent in global sourcing activities*" for additional risks related to our fulfillment networks. If we are unable to effectively execute our e-commerce and digital strategies and provide reliable experiences for our customers across all business channels, our reputation and ability to compete with other brands could suffer, which could adversely impact our business, results of operations and financial condition.

Furthermore, consumer demand and behavior, as well as tastes and purchasing trends, may differ across countries, and as a result, sales of our product may not be successful, or the margins on those sales may not be in line with those we currently anticipate. Further, expanding in certain markets may have upfront investment costs that may not be accompanied by sufficient revenues to achieve typical or expected operational and financial performance and therefore may be dilutive to our brands in the short-term. We may also have to compete for talent in international regions as we expand our omni-channel presence.

Consequently, if our global omni-channel expansion plans are unsuccessful, or we are unable to retain and/or attract key personnel, our business, financial condition and results of operations could be materially adversely affected.

Significant competition in our industry could adversely affect our business.

We face intense competition from many other brands in the product lines and markets we participate in, which include the Company's wholesale customers. Competition is based on a number of factors, including, without limitation, the following:

- our competitors may develop new products or product categories that are more popular with our customers;
- anticipating and responding in a timely fashion to changing consumer demands and shopping preferences, including the ever-increasing shift to digital brand engagement, social media communications, and online and cross-channel shopping;
- maintaining strong brand recognition, loyalty, and a reputation for quality, including through digital brand engagement and online and social media presence;
- recruiting and retaining key talent;
- developing and producing innovative, high-quality products in sizes, colors, and styles that appeal to a diverse group of consumers;
- competitively pricing our products and creating an acceptable value proposition for consumers, including price increases to mitigate inflationary pressures while simultaneously balancing the risk of lower consumer demand in response to any such price increases;
- providing strong and effective marketing support in several diverse demographic markets, including through digital and social media platforms in order to stay better connected to consumers;
- providing attractive, reliable, secure, and user-friendly digital commerce sites;
- sourcing sustainable raw materials at cost-effective prices;
- ensuring product availability and optimizing supply chain efficiencies with third-party suppliers and retailers;
- protecting our trademarks and design patents;

- identifying and adapting to changes in technology, including the successful utilization of data analytics, artificial intelligence, and machine learning; and

- the ability to withstand prolonged periods of adverse economic conditions or business disruptions.

A failure to compete effectively or to keep pace with rapidly changing consumer preferences, technology and product trends could adversely affect our growth and profitability.

Our success depends, in part, on attracting, developing and retaining qualified employees, including key personnel.

Our business and future success depends heavily on attracting, developing and retaining qualified employees, including our senior management team. Competition in our industry to attract and retain these employees is intense and is influenced by our ability to offer competitive compensation and benefits, employee morale, our reputation, recruitment by other employers, perceived internal opportunities, non-competition and non-solicitation agreements and macro unemployment rates.

We depend on the guidance of our senior management team and other key employees who have significant experience and expertise in our industry and our operations. There can be no assurance that these individuals will remain with us or that we will be able to identify and attract suitable successors for these individuals. The loss of one or more of our key personnel or the direct or indirect consequences of results thereof, or any negative public perception with respect to these individuals or the loss of these individuals, could have a material adverse effect on our business, results of operations and financial condition. We do not maintain key-person or similar life insurance policies on any of senior management team or other key personnel.

We must also attract, motivate and retain a sufficient number of qualified retail and fulfillment center employees. Historically, competition for talent in these positions has been intense and turnover is generally high. If we are unable to attract and retain such employees with the necessary skills and experience, we may not achieve our objectives and our results of operations could be adversely impacted.

Additionally, changes to our office environments, the adoption of new work models, and our requirements and/or expectations about when or how often certain employees work on-site or remotely may not meet the expectations of our employees. As businesses increasingly operate remotely, traditional geographic competition for talent may change in ways that we cannot presently predict. If our employment proposition is not perceived as favorable compared to other companies, it could negatively impact our ability to attract and retain our employees.

Mergers, acquisitions and other strategic investments may not be successful in achieving intended benefits, cost savings and synergies and may disrupt current operations.

One component of our historical growth strategy has been acquisitions, and, consistent with our longer-term capital allocation priorities, our management team expects to maintain M&A flexibility and may from time to time evaluate and consider acquisitions or other strategic investments. These involve various inherent risks and as a result, the expected benefits, cost savings and synergies may not be realized.

The integration process of any newly acquired company may be complex, costly and time-consuming. The potential difficulties of integrating the operations of an acquired business and realizing our expectations for an acquisition, including the benefits that may be realized, include, among other things:

- failure of the business to perform as planned following the acquisition or achieve anticipated revenue, cash flow or profitability targets;

- delays, unexpected costs or difficulties in completing the acquisition or integration of acquired companies or assets, including as a result of regulatory challenges;

- higher than expected costs, lower than expected cost savings or synergies and/or a need to allocate resources to manage unexpected operating difficulties;

- difficulties assimilating the operations and personnel of acquired companies into our operations;

- diversion of the attention and resources of management or other disruptions to current operations;

- the impact on our or an acquired business' internal controls and compliance with the requirements under the Sarbanes-Oxley Act of 2002;

- changes in applicable laws and regulations or the application of new laws and regulations;

- changes in the combined business due to potential divestitures or other requirements imposed by antitrust regulators;

- failures or delays in receiving the necessary approvals by the relevant regulators and authorities;

- retaining key customers, suppliers and employees;

- retaining and obtaining required regulatory approvals, licenses and permits;

- operating risks inherent in the acquired business and our business;

- lower than anticipated demand for product offerings by us or our licensees;

- assumption of liabilities not identified in due diligence; and

- other unanticipated issues, expenses and liabilities.

Our failure to successfully complete the integration of any acquired business, including as a result of regulatory challenges, and any adverse consequences associated with future acquisition activities, could have an adverse effect on our business, financial condition and operating results. Even if the integration of any acquired business is successfully completed, the full expected benefits and synergies of the acquisition may not be realized. Additional unanticipated costs, which could be material, may also be incurred in the integration of our business and the acquired business. Additionally, the full benefits of an acquisition may not be realized if the combined business does not perform as expected or demand for the combined company's services does not meet our expectations.

Completed acquisitions may result in additional goodwill and/or an increase in other intangible assets on our Consolidated Balance Sheets. We are required annually, or as facts and circumstances exist, to assess goodwill and other intangible assets to determine if impairment has occurred. If the testing performed indicates that impairment has occurred, we are required to record a non-cash impairment charge for the difference between the carrying value of the goodwill or other intangible assets and the implied fair value of the goodwill or the fair value of other intangible assets in the period the determination is made. We cannot accurately predict the amount and timing of any potential future impairment of assets. Should the value of goodwill or other intangible assets become impaired, there could be a material adverse effect on our financial condition and results of operations.

We may seek to sell one or more lines of our business in an effort to maximize shareholder value, which may adversely affect our business, our reputation, our results of operations and financial position or our stock price.

We continuously evaluate how to best structure our business in an effort to maximize shareholder value, which could include the divestiture of certain of our lines of business, such as our recently completed sale of the Stuart Weitzman Business. Divestitures are subject to numerous risks and uncertainties, including, among others:

- the risk that a divestiture may not be completed in the expected time frame or at all;

- disruption of our management's attention from ongoing business operations due to a proposed or pending divestiture;

- the acceptance of a less than favorable sales price or other terms of sale;

- the potential loss of key personnel or operations;

- adverse reactions from our borrowers, lenders or other counterparties, or those of the divested lines of business;

- the risk of litigation or other judicial or administrative proceedings arising from the divestiture; and

- negative reactions from market analysts and adverse impacts on our stock price.

A divestiture could result in significant costs to us and is subject to numerous risks, including those listed above. We cannot provide any assurance that a sale of one or more lines of business will be successful or will not harm our business, our reputation, our results of operations and financial position or our stock price.

Our business may be materially impacted if our fulfillment centers face significant interruptions and operations.

We are dependent on a limited number of fulfillment centers. Our ability to meet the needs of our customers and our retail stores and e-commerce sites depends on the proper operation of these centers. If any of these centers were to shut down or otherwise become inoperable or inaccessible for any reason, including as a result of accidents, economic and weather conditions, natural disasters, pandemic diseases, labor shortages and other unforeseen events and circumstances, we could suffer a substantial loss of inventory and/or disruptions of deliveries to our retail and wholesale customers. Depending on the duration of these closures, our results may be materially impacted. While we have business continuity and contingency plans for our sourcing and fulfillment center sites, significant disruption of manufacturing or fulfillment for any of the above reasons could interrupt product supply, result in a substantial loss of inventory, increase our costs, disrupt deliveries to our customers and our retail stores, and, if not remedied in a timely manner, could have a material adverse impact on our business.

Because our fulfillment centers include automated and computer-controlled equipment, they are susceptible to risks including power interruptions, system failures, software viruses, configuration errors and security breaches. In North America we maintain fulfillment centers in Florida, Ohio and Nevada, operated by Tapestry.

Globally we utilize fulfillment centers in mainland China, the Netherlands, the U.K. and Spain, owned and operated by third parties, allowing us to better manage the logistics in these regions while reducing costs. We also utilize local fulfillment centers, through third parties, in Japan, parts of Greater China, South Korea, Singapore, Malaysia, Canada, Australia, and Mexico. The warehousing of the Company's merchandise, store replenishment and processing direct-to-customer orders is handled by these centers and a prolonged disruption in any center's operation could materially adversely affect our business and operations.

In addition, if our fulfillment centers are not sized to meet the optimal capacity for our products or are not adequately staffed, utilized or operated, our profitability may be negatively impacted.

Our business may be subject to increased costs due to excess inventories and a decline in profitability as a result of increasing pressure on margins if we misjudge the demand for our products.

Our industry is subject to significant pricing pressure caused by many factors, including intense competition and a highly promotional environment, fragmentation in the retail industry, pressure from retailers to reduce the costs of products, and changes in consumer spending patterns. If we misjudge the market for our products or demand for our products are impacted by other factors, such as inflationary pressures, political instability or other macroeconomic events, we may be faced with significant excess inventories for some products and missed opportunities for other products. We have in the past been, and may in the future be, forced to rely on donation, markdowns, promotional sales or other write-offs, to dispose of excess, slow-moving inventory, which may negatively impact our gross margin, overall profitability and efficacy of our brands.

Increases in our costs, such as raw materials, labor or freight could negatively impact our gross margin. Our costs for raw materials are affected by, among other things, weather, customer demand, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus customer countries and other factors that are generally unpredictable and beyond our control. Any of these factors may be exacerbated by global climate change. In addition, political instability, trade relations, sanctions, price inflationary pressure, or other geopolitical or economic conditions could cause raw material costs to increase and have an adverse effect on our future margins. Labor costs at many of our manufacturers have been increasing significantly and, as the middle class in developing countries continues to grow, it is unlikely that such cost pressure will abate. Furthermore, the cost of transportation has fluctuated and may continue to fluctuate significantly if oil prices continue to rise. We may not be able to offset such increases in raw materials, labor or transportation costs through pricing measures or other means.

As we outsource functions, we will become more dependent on the third parties performing these functions.

As part of our long-term strategy, we look for opportunities to cost effectively enhance capability of business services. While we believe we conduct appropriate due diligence before entering into agreements with these third parties, the failure of any of these third parties to provide the expected services, provide them on a timely basis or to provide them at the prices we expect could disrupt or harm our business. We also cannot guarantee that these third parties will not experience a personal data or security breach in the future, which could have a material impact on our operations. Any significant interruption in the operations of these service providers, including as a result of changes in social, political, and economic conditions, including those resulting from military conflicts or other hostilities, that could result in the disruption of trade from the countries in which our manufacturers or suppliers are located, over which we have no control, could also have an adverse effect on our business. Furthermore, we may be unable to provide these services or implement substitute arrangements on a timely and cost-effective basis on terms favorable to us.

Our wholesale business could suffer as a result of consolidations, liquidations, restructurings and other ownership changes in the wholesale industry.

Our wholesale business comprised approximately 13% of total net sales for fiscal 2025. The retail industry, including wholesale customers, has experienced financial difficulty leading to consolidations, reorganizations, restructuring, bankruptcies and ownership changes. This may continue and could further decrease the number of, or concentrate the ownership of, wholesale stores that carry our or our licensees' products. Furthermore, a decision by the controlling owner of a group of stores or any other significant customer, whether motivated by competitive conditions, financial difficulties or otherwise, to decrease or eliminate the amount of merchandise purchased from us or our licensing partners could result in an adverse effect on the sales and profitability within this business channel.

Additionally, certain of our wholesale customers, particularly those located in the U.S., have in the past been highly promotional and have marked down their merchandise and may do so again in the future, which could impact our brands or could affect our business, results of operations, and financial condition.

Our operating results are subject to seasonal and quarterly fluctuations, which could adversely affect the market price of the Company's common stock.

The Company's results are typically affected by seasonal trends. We have historically realized, and expect to continue to realize, higher sales and operating income in the second quarter of our fiscal year. Business underperformance in the Company's second fiscal quarter could have a material adverse effect on its full year operating results and result in higher inventories. In addition, fluctuations in net sales, operating income and operating cash flows of the Company in any fiscal quarter may be affected by the timing of wholesale shipments and other events affecting retail sales, including adverse weather conditions or other macroeconomic events.

We rely on our licensing partners to preserve the value of our licenses and the failure to maintain such partners could harm our business.

Our brands currently have multi-year agreements with licensing partners for certain products. In the future, we may enter into additional licensing arrangements. The risks associated with our own products also apply to our licensed products, as do unique risks stemming from problems that our licensing partners may experience, including risks associated with each licensing partner's ability to obtain capital, manage its labor relations, maintain relationships with its suppliers, manage its credit and bankruptcy risks, and maintain customer relationships. While we maintain significant approval rights over the products produced for us by our licensing partners, any of the foregoing risks, or the inability of any of our licensing partners to execute on the expected design and quality of the licensed products or otherwise exercise operational and financial control over its business, may result in loss of revenue and competitive harm to our operations in the licensed product categories. Further, while we believe that we could engage with new licensing partners if required, any delay in doing so could adversely affect our revenues and harm our business.

We are subject to risks associated with leasing retail space subject to non-cancelable leases. We may be unable to renew leases at the end of their terms. If we close a leased retail space, we remain obligated under the applicable lease.

We do not own any of our retail store locations. The majority of our stores are under non-cancelable, multi-year leases, often with renewal options. We believe that the majority of the leases we enter into in the future will likely be non-cancelable. Generally, our leases are "net" leases, which require us to pay our proportionate share of the cost of insurance, taxes, maintenance and utilities. We generally cannot cancel these leases at our option. In certain cases, as we have done in the past, we may determine that it is no longer economical to operate a retail store subject to a lease or we may seek to generally downsize, consolidate, reposition, relocate or close some of our real estate locations. In such cases, we may be required to negotiate a lease exit with the applicable landlord or remain obligated under the applicable lease for, among other things, payment of the base rent for the balance of the lease term. In some instances, we may be unable to close an underperforming retail store due to continuous operation clauses in our lease agreements. In addition, as each of our leases expire, we may be unable to negotiate renewals, either on commercially acceptable terms or at all, which could cause us to close retail stores in desirable locations. Our inability to secure desirable retail space or favorable lease terms could impact our ability to grow. Likewise, our obligation to continue making lease payments in respect of leases for closed retail spaces could have a material adverse effect on our business, financial condition and results of operations.

Additionally, due to the uncertain economic environment, it may be difficult to determine the fair market value of real estate properties when we are deciding whether to enter into leases or renew expiring leases. This may impact our ability to manage the profitability of our store locations, or cause impairments of our lease right-of-use assets if market values decline, any of which could have a material adverse effect on our financial condition or results of operations.

Risks Related to Information Security and Technology

Computer system disruption and cyber security threats, including a personal data or security breach, could damage our relationships with our customers, harm our reputation, expose us to litigation and adversely affect our business.

We depend on digital technologies for the successful operation of our business, including corporate email and chat communications to and from employees, customers, stores and vendors, the design, manufacture and distribution of our finished goods, digital and local marketing and clienteling efforts, data analytics, collection, use and retention of customer, employee, vendor and partner information, the processing of credit card transactions, online e-commerce activities and our interaction with the public in the social media space. Our company implemented a hybrid working model. Continued remote working has increased our dependence on digital technology. Despite the security measures we have in place, including those described in Item 1C "Cybersecurity", the possibility of a successful cyber-attack on any one or all of these systems is a serious threat. The retail industry, in particular, has been the target of many cyber-attacks. As part of our business model, we collect, retain and transmit confidential information and personal data over public networks. In addition to our own databases, we use third-party service providers to store, process and transmit this information on our behalf. Although we contractually require these service providers to implement and use reasonable and adequate security measures and data protection, we cannot control third parties and cannot guarantee that a personal data or security breach will not occur in the future either at their location or within their systems. We also store all designs, goods specifications, projected sales and distribution plans for our finished products digitally. We have enterprise class and industry comparable security measures in place to protect both our physical facilities and digital systems from attacks. Despite these efforts, however, we may be vulnerable to targeted or random cyber-attacks, personal data or security breaches, acts of vandalism, computer malware, misplaced or lost data, programming and/or human errors, or other similar events. Further, like other companies in the retail industry, during the ordinary course of business, we and our vendors have in the past experienced, and we expect to continue to experience, cyber-attacks of varying degrees and types, including phishing and other attempts to breach or gain unauthorized access to our systems. As artificial intelligence becomes increasingly integrated into business systems, concerns about data exposure and privacy risks are intensifying. Additionally, artificial intelligence is being used to carry out advanced social engineering attacks, increasing potential for harm. To date, these attacks have not had a material impact on our operations, but we cannot provide assurance that cyber-attacks will not have a material impact in the future.

Awareness and sensitivity to personal data breaches and cyber security threats by consumers, employees and lawmakers is at an all-time high. Any misappropriation or unauthorized access to confidential or personal information gathered, stored or used by us, be it intentional or accidental, could have a material impact on the operation of our business, including severely damaging our reputation and our relationships with our customers, employees, vendors and investors. We have been incurring and expect that we will continue to incur significant costs implementing additional security measures to protect against new or enhanced data security or privacy threats, or to comply with current and new international, federal and state laws governing the unauthorized disclosure, access to, loss, alteration or exfiltration of confidential and personal information which are continuously being enacted and proposed such as the General Data Protection Regulation ("GDPR") in the E.U., the UK GDPR, the California Consumer Privacy Act ("CCPA") as amended by the California Privacy Rights Act ("CPRA"), the Virginia Consumer Data Protection Act ("VCDPA"), the Colorado Privacy Act ("CPA"), the Utah Consumer Privacy Act ("UCPA"), the Connecticut Data Privacy Act ("CTDPA"), the Montana Consumer Data Privacy Act ("MCDPA"), the Washington My Health My Data Act ("WMHMDA"), the Florida Digital Bill of Rights ("FDBR"), the Texas Data Privacy and Security Act ("TDPSA") and other comprehensive and sectoral state privacy laws in the U.S., as well as increased cyber security and privacy protection costs such as organizational changes, deploying additional personnel and protection technologies, training employees and contractors, engaging outside counsel, third-party experts and consultants. We may also experience loss of revenues resulting from unauthorized use of proprietary information including our intellectual property. Lastly, we could face sizable fines, significant breach containment and notification costs to supervisory authorities and the affected data subjects, and increased litigation and customer claims, as a result of cyber security or personal data breaches. While we carry cyber liability insurance, such insurance may not cover us with respect to any or all claims or costs associated with such a breach.

In addition, we have e-commerce sites in certain countries throughout the world, including the U.S., Canada, Japan, South Korea, Greater China, Europe, Middle East, Australia and Southeast Asia and have plans for additional e-commerce sites in other parts of the world. Additionally, Tapestry has informational websites in various countries. Given the robust nature of our e-commerce presence and digital strategy, it is imperative that we and our e-commerce partners maintain uninterrupted operation of our: (i) computer hardware, (ii) software systems, (iii) customer databases and (iv) ability to email or otherwise keep in contact with our current and potential customers. Despite our preventative efforts, our systems are vulnerable from time-to-time to damage, disruption or interruption from, among other things, physical damage, natural disasters, inadequate system capacity, system issues, security and personal data breaches, email blocking lists, computer malware or power outages. Any material disruptions in our e-commerce presence or information technology systems and applications could have a material adverse effect on our business, financial condition and results of operations.

A delay, disruption in, failure of, or inability to upgrade our information technology systems precisely and efficiently could materially adversely affect our business, financial condition or results of operations and cash flow.

We rely heavily on various information and other business systems, including data analytics and machine learning, and artificial intelligence, to manage our operations, including management of our supply chain, point-of-sale processing in our brands' stores, our online businesses associated with each brand and various other processes and metrics. We are continually evaluating and implementing upgrades and changes to our systems. In addition, from time to time, we implement new systems.

Implementing new systems and upgrading existing systems and data analytics models carries substantial risk, including failure to operate as designed, failure to properly integrate with other systems, failure to accurately capture or report data or metrics, potential loss of confidential and personal information, cost overruns, implementation delays and disruption of operations. Furthermore, failure of our computer systems due to inadequate system capacity, computer viruses, human error, changes in programming, security and personal data breaches, system upgrades or migration of these services, as well as employee, vendor and consumer privacy concerns and new privacy and security and artificial intelligence laws and global government regulations, individually or in accumulation, could have a material effect on our business, financial condition or results of operations and cash flow.

Risks Related to our Indebtedness

We have incurred a substantial amount of indebtedness, which could restrict our ability to engage in additional transactions or incur additional indebtedness.

As of June 28, 2025, our consolidated debt was approximately $2.39 billion. In fiscal year 2025, the Company issued $1.50 billion of senior unsecured notes, consisting of $750.0 million aggregate principal amount of 5.100% senior unsecured notes due March 11, 2030 and $750.0 million aggregate principal amount of 5.500% senior unsecured notes due March 11, 2035. Also in fiscal year 2025, the Company refinanced and replaced the Company's unsecured revolving facility dated May 11, 2022 (the "Existing Revolving Credit Facility") with a new revolving credit facility (the "Amended Revolving Credit Facility"), dated as of May 22, 2025. Under the Amended Revolving Credit Facility, the Lenders have made available to the Company a $2.00 billion unsecured revolving credit facility, including sub facilities for letters of credit, with a maturity date of May 22, 2030.

Under the terms of our debt facilities, we must comply with certain restrictions limiting the Company's ability to, among other things: (i) incur certain indebtedness, (ii) create certain liens, (iii) enter into certain sale and leaseback transactions, (iv) make certain investments or payments and (v) merge, or consolidate or transfer, sell or lease all or substantially all of the Company's assets. Under the Amended Revolving Credit Facility, we are required to comply on a quarterly basis with a maximum net leverage ratio of 4.00:1.00, which may be increased to 4.50:1:00 following the consummation of a material acquisition, subject to certain limitations set forth in the Amended Revolving Credit Facility.

The consequences and limitations under our outstanding indebtedness could impede our ability to engage in future business opportunities or strategic acquisitions. In addition, a prolonged disruption in our business may impact our ability to satisfy the leverage ratio covenant under our Amended Revolving Credit Facility. Non-compliance with these terms would constitute an event of default under our credit facilities, which may result in acceleration of payment to the lenders. In the event of an acceleration of payment to the lenders, this would result in a cross default of the Company's senior notes, causing the Company's outstanding borrowings to also become due and payable on demand.

Our ability to generate cash flows from our operations is, to a certain extent, subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. In addition, our ability to access the credit and capital markets in the future as a source of funding, and the borrowing costs associated with such financing, is dependent upon market conditions and our credit rating and outlook.

As a result of having operations outside of the U.S., we are also exposed to market risk from fluctuations in foreign currency exchange rates. Substantial changes in foreign currency exchange rates could cause our sales and profitability to be negatively impacted.

Risks Related to Corporate Responsibility

The risks associated with climate change and other environmental impacts and increased focus by stakeholders on climate change, could negatively affect our business and operations.

Our business is susceptible to risks associated with climate change, including through disruption to our supply chain, potentially impacting the production and distribution of our products including availability and pricing of raw materials, as well as shipping disruptions and/or higher freight costs. Climate change can lead to physical and transition risks impacting our business. The physical risks result from climatic events, such as wildfires, storms and floods, whereas transition risks result from policy action taken to transition the economy off of fossil fuels. Increased frequency and/or intensity of extreme weather events (such as storms and floods) due to climate change could also lead to more frequent store and fulfillment center closures, adversely impacting retail traffic and/or consumer's disposable income levels or spending habits on discretionary items, or otherwise disrupt business operations in the communities in which we operate, any of which could result in lost sales or higher costs.

There is also increased focus from our stakeholders, including consumers, employees and investors, on climate change issues. Many countries in which we and our suppliers operate have begun to enact new legislation and regulations in an attempt to mitigate the potential impacts of climate change, which could result in higher sourcing, operational and compliance-related costs for the Company. Such proposed measures include expanded disclosure requirements regarding GHG emissions and other climate-related information, as well as independent auditors providing some level of attestation to the accuracy of such disclosures. Inconsistency of legislation and regulations among jurisdictions may also affect our compliance costs with such laws and regulations. An assessment of the potential impact of future climate change legislation, regulations or industry standards, as well as any international treaties and accords, will be fraught with uncertainty given the wide scope of potential regulatory change in the countries in which we operate. Any failure on our part to comply with such climate change-related regulations could lead to adverse consumer actions and/or investment decisions by investors, as well as expose us to legal risk.

Increased scrutiny from investors and others regarding our Corporate Responsibility initiatives, including matters of significance relating to sustainability, could result in additional costs or risks and adversely impact our reputation.

Stakeholders, including consumers, employees and investors, have increasingly focused on corporate responsibility practices of companies. Although we have announced our Corporate Responsibility strategy and related goals, there can be no assurance that our stakeholders will agree with our strategy or that we will be successful in achieving our goals. Failure to implement our strategy or achieve our goals on a timely basis, or at all, could damage our reputation, causing our investors or consumers to lose confidence in our Company and brands, and negatively impact our operations. In addition, our brand is susceptible to risks associated with changing consumer attitudes regarding social and political issues and consumer perceptions of our position on these issues.

Any Corporate Responsibility report that we publish or other sustainability disclosure we make may include our policies and practices on a variety of social and ethical matters, including corporate governance, environmental compliance, employee health and safety practices, human capital management, product quality, supply chain management and our workforce. It is possible that stakeholders may not be satisfied with our Corporate Responsibility practices or the speed of our adoption of these practices. We could also incur additional costs and require additional resources to monitor, report and comply with various Corporate Responsibility practices and various legal, legislative and regulatory requirements. Also, our failure, or perceived failure, to meet the standards included in any sustainability disclosure could negatively impact our reputation, employee retention and the willingness of our customers and suppliers to do business with us.

In addition, many of the countries where we and our suppliers operate continue to enact legislation and regulatory rules that address climate change and other sustainability issues, including expanded disclosure requirements on GHG emissions and other climate related information. Consumers, trade associations, interested non-governmental organizations and other stakeholders have increased focus and emphasis on sustainable features of products and other sustainability topics, including traceability and transparency, sustainability claims and product labeling requirements, responsible sourcing and deforestation, the use of energy and water, and the recyclability or recoverability of packaging, product, and materials. The rules and regulations and governmental oversight continue to rapidly evolve with varying degrees of complexity and scope, many that include penalties for non-compliance. Any failure on our part to comply with sustainability related legislation, regulations and frameworks could lead to adverse consumer action, government enforcement action and private litigation. Our ability to comply with the evolution of consumer expectations, regulations and governmental standards and legal landscape can lead to increased risk, operational costs and management time and effort.

Risks Related to Global Economic Conditions and Legal and Regulatory Matters

Fluctuations in our tax obligations and effective tax rate may result in volatility of our financial results and stock price.

We are subject to income taxes in many jurisdictions. We record tax expense based on our estimates of taxable income and required reserves for uncertain tax positions in multiple tax jurisdictions. At any one time, multiple tax years are subject to audit by various taxing jurisdictions. The results of these audits and negotiations with taxing authorities may result in a settlement which differs from our original estimate. As a result, we expect that throughout the year there could be ongoing variability in our quarterly effective tax rates as events occur and exposures are evaluated. In addition, our effective tax rate in a given financial statement period may be materially impacted by changes in the mix and level of earnings. Further, proposed tax changes that may be enacted in the future could impact our current or future tax structure and effective tax rates.

On August 16, 2022, the Inflation Reduction Act of 2022 was signed into law, with tax provisions primarily focused on implementing a 15% CAMT on global adjusted financial statement income and a 1% excise tax on share repurchases. The CAMT was effective at the beginning of fiscal 2024 and did not have a material impact on the Company's effective tax rate.

On December 12, 2022, the E.U. member states also reached an agreement to implement the Organization for Economic Co-operation and Development's ("OECD") reform of international taxation known as Global Anti-Base Erosion Rules ("GloBE"), which broadly mirrors the Inflation Reduction Act by imposing a 15% global minimum tax on multinational companies, which was effective on January 1, 2025. Based on the countries in which we do business, these changes did not have a material impact in fiscal 2025. Other countries are also implementing similar legislation with effective dates starting in fiscal 2026, known as Qualifying Domestic Minimum Top-Up Tax ("QDMTT"). On June 26, 2025, the U.S. Treasury reached an agreement with the other G7 countries regarding the application of GloBE rules to U.S. parented multinational enterprises ("U.S. MNEs"). Most notably, the agreement includes a full exclusion for U.S. MNEs from the Undertaxed Profits Rule and Income Inclusion Rule, which are two of the three taxing mechanisms under GloBE. Given that the third mechanism, QDMTT is still in force, it is unclear what impact if any this agreement will have on the Company. Unless U.S. MNEs are likewise excluded from QDMTT, the Company believes QDMTT would have a negative impact on its effective tax rate in fiscal 2026 and beyond.

On July 4, 2025, the One Big Beautiful Bill Act ("OBBBA") was enacted. Key income tax-related provisions of the OBBBA include the repeal of mandatory capitalization of research and development expenditures (reinstating full expensing beginning January 2025), permanent extension of 100% bonus depreciation, and revisions to international tax regimes that more closely align with the original application of Tax Cut Jobs Act of 2017. The Company is evaluating the financial implications of the OBBBA and will begin reflecting its effects in the first quarter of fiscal 2026. The Company believes this legislation will not have a material impact on its financial statements but will continue to evaluate as guidance becomes available.

Our business is exposed to foreign currency exchange rate fluctuations.

Due to our global operations, we are exposed to foreign currency exchange rate risk with respect to our sales, profits, assets and liabilities denominated in currencies other than the U.S. dollar. In addition, certain of our subsidiaries transact in currencies other than their functional currency, including intercompany transactions, which results in foreign currency transaction gains or losses. If the U.S. dollar strengthens against these subsidiaries' foreign currencies, the translation of their foreign currency denominated transactions may decrease consolidated net sales and profitability. Furthermore, majority of the Company's purchases and sales involving international parties, excluding international consumer sales, are denominated in U.S. dollars. In order to minimize the impact on earnings related to foreign currency rate movements, we hedge certain cross currency intercompany inventory transactions and foreign currency balance sheet exposures which includes the Company's cross currency intercompany loan portfolio. We cannot ensure, however, that these hedges will fully offset the impact of foreign currency rate movements. Our continued international expansion will increase our exposure to foreign currency fluctuations.

We may be unable to protect our intellectual property and curb the sale of counterfeit merchandise, which can cause harm to our reputation and business.

We believe our trademarks, copyrights, patents and other intellectual property rights are extremely important to our success and our competitive position. We devote significant resources to the registration and protection of our trademarks and to anti-counterfeiting efforts worldwide. We pursue entities involved in the trafficking and sale of counterfeit merchandise through legal action or other appropriate measures. We cannot guarantee that the actions we have taken to curb counterfeiting and protect our intellectual property will be adequate to protect the brand and prevent counterfeiting in the future. Despite our efforts, our brands are still susceptible to counterfeiting. Such counterfeiting dilutes our brands and can cause harm to our reputation and business. Our efforts to enforce our intellectual property rights are from time to time met with defenses and counterclaims attacking the validity and enforceability of our intellectual property rights. In the ordinary course of business, we become involved in trademark oppositions and cancellation actions. Our trademark applications may face objections from the trademark offices we seek to register them in and may not mature into registrations. Other parties may seek to invalidate our trademarks or assert violations of their trademarks or other intellectual property and seek to block our sales of certain products. Unplanned increases in legal and investigative fees and other costs associated with defending our intellectual property rights could result in higher operating expenses. Finally, many countries' laws do not protect intellectual property rights to the same degree as U.S. laws.

Risks Related to Ownership of our Common Stock

If we are unable to pay quarterly dividends or conduct stock repurchases at intended levels, our reputation and stock price may be negatively impacted.

In fiscal 2025, the Company returned capital to its shareholders through a quarterly cash dividend of $0.35 per common share, for an annual dividend rate of $1.40 per share, or $299.3 million. On November 24, 2024, the Company announced that it entered into Accelerated Share Repurchase ("ASR") agreements to repurchase $2.00 billion shares of Tapestry common stock. In addition to the ASR program, the Company has $800.0 million remaining under its previous share repurchase authorization. The dividend program and the stock repurchase program each require the use of a significant portion of our cash flow. Our ability to pay dividends and conduct stock repurchases will depend on our ability to generate sufficient cash flows from operations in the future. This ability may be subject to certain economic, financial, competitive and other factors that are beyond our control. Our Board may, at its discretion, decrease or entirely discontinue the dividend program at any time. Any failure to pay dividends or conduct stock repurchases, or conduct either program at all or at expected levels, after we have announced our intention to do so may negatively impact our reputation, investor confidence in us and negatively impact our stock price.

Our stock price may periodically fluctuate based on the accuracy of our earnings guidance or other forward-looking statements regarding our financial performance, including our ability to return value to investors.

Our business and long-range planning process is designed to maximize our long-term strength, growth, and profitability, and not to achieve an earnings target in any particular fiscal quarter. We believe that this longer-term focus is in the best interests of the Company and our stockholders. At the same time, however, we recognize that, when possible, it is helpful to provide investors with guidance as to our forecast of net sales, operating income, net interest expense, tax rate, earnings per diluted share and other financial metrics or projections. While we generally expect to provide updates to our financial guidance when we report our results each fiscal quarter, we do not have any responsibility to provide guidance going forward or to update any of our forward-looking statements at such times or otherwise. In addition, any longer-term guidance that we provide is based on goals that we believe, at the time guidance is given, are reasonably attainable for growth and performance over a number of years. However, such long-range targets are more difficult to predict than our current quarter and fiscal year expectations. If, or when, we announce actual results that differ from those that have been predicted by us, outside investment analysts or others, our stock price could be adversely affected. Investors who rely on these predictions when making investment decisions with respect to our securities do so at their own risk. We take no responsibility for any losses suffered as a result of such changes in our stock price.

We periodically return value to investors through payment of quarterly dividends and common stock repurchases. On November 24, 2024, the Company announced that it entered into ASR agreements to repurchase $2.00 billion shares of Tapestry common stock. In addition to the ASR program, the Company has $800.0 million remaining under its previous share repurchase authorization. The market price of our securities could be adversely affected if our cash dividend rate or common stock repurchase activity differs from investors' expectations. Refer to "*If we are unable to pay quarterly dividends or conduct stock repurchases at intended levels, our reputation and stock price may be negatively impacted.*" for additional discussion of our quarterly dividend.

Certain provisions of the Company's charter, bylaws and Maryland law may delay or prevent an acquisition of the Company by a third-party.

The Company's charter, bylaws and Maryland law contain provisions that could make it more difficult for a third-party to acquire the Company without the consent of our Board. The Company's charter permits a majority of its entire Board, without stockholder approval, to amend the charter to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that the Company has the authority to issue. In addition, the Company's Board may classify or reclassify any unissued shares of common stock or preferred stock and may set the preferences, rights and other terms of the classified or reclassified shares without stockholder approval. Although the Company's Board has no intention to do so at the present time, it could establish a class or series of preferred stock that could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for the Company's common stock or otherwise be in the best interest of the Company's stockholders.

The Company's bylaws provide that nominations of persons for election to the Company's Board and the proposal of business to be considered at an annual meeting of stockholders may be made only in the notice of the meeting, by or at the direction of the Company's Board, by a stockholder who is a stockholder of record as of the record date set by the Company's Board for purposes of determining stockholders entitled to vote at the meeting, at the time of the giving of the notice by the stockholder pursuant to the Company's bylaws and at the time of the meeting (and any postponement or adjournment thereof), who is entitled to vote at the meeting in the election of each individual so nominated or on any such other business and has complied with the advance notice procedures of the Company's bylaws or by qualifying stockholders that satisfy the proxy access provisions of the Company's bylaws.

Under Maryland law, business combinations, including mergers, consolidations, share exchanges and, in circumstances specified in the statute, asset transfers and issuances or reclassifications of equity securities, between the Company and any interested stockholder, generally defined as any person who beneficially owns, directly or indirectly, 10% or more of the Company's common stock, or any affiliate of an interested stockholder are prohibited for a five-year period, beginning on the most recent date such person became an interested stockholder. After this period, a business combination must be approved by two super-majority stockholder votes, unless common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares. The statute permits various exemptions from its provisions, including business combinations that are exempted by our Board prior to the time that the interested stockholder becomes an interested stockholder.

The Company's charter provides that, except as may be provided by our Board in setting the terms of any class or series of preferred stock, any vacancy on our Board may be filled only by a majority of the remaining directors, even if the remaining directors do not constitute a quorum. The Company's charter further provides that a director may be removed only by the affirmative vote of at least two-thirds of the votes entitled to be cast generally in the election of directors. This provision, when coupled with the exclusive power of our Board to fill vacant directorships, may preclude stockholders from removing incumbent directors except by a substantial affirmative vote and filling the vacancies created by such removal with their own nominees.

Our bylaws designate the Circuit Court for Baltimore City, Maryland as the sole and exclusive forum for certain actions, including derivative actions, which could limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company and its directors, officers, other employees, or the Company's stockholders and may discourage lawsuits with respect to such claims.

Unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Company, (b) any action asserting a claim of breach of any duty owed by any director or officer or other employee of the Company to the Company or to the stockholders of the Company, (c) any action asserting a claim against the Company or any director or officer or other employee of the Company arising pursuant to any provision of the Maryland General Corporation Law, the charter or the bylaws of the Company or (d) any action asserting a claim against the Company or any director or officer or other employee of the Company that is governed by the internal affairs doctrine, shall, to the fullest extent permitted by law, be the Circuit Court for Baltimore City, Maryland (or, if that court does not have jurisdiction, the United States District court for the District of Maryland, Baltimore Division). This exclusive forum provision is intended to apply to claims arising under Maryland state law and would not apply to claims brought pursuant to the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended, or any other claim for which the federal courts have exclusive jurisdiction.

Although we believe the exclusive forum provision benefits us by providing increased consistency in the application of Maryland law for the specified types of actions and proceedings, this provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company and its directors, officers or other employees and may discourage lawsuits with respect to such claims.

Our rights and the rights of our stockholders to recover claims against our directors and officers are limited, which could reduce your and our recovery against them if they cause us to incur losses.

Maryland law provides that directors have no liability in their capacity as directors if they perform their duties in good faith, in a manner they reasonably believe to be in the best interest of the corporation and with the care that an ordinarily prudent person in a like position would use under similar circumstances. As permitted by the MGCL, the Company's charter limits the liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from:

- actual receipt of an improper benefit or profit in money, property or services; or

- a final judgment based upon a finding of active and deliberate dishonesty by the director or officer that was material to the cause of action adjudicated.

Our charter authorizes us, and our bylaws obligate us, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, to pay or reimburse reasonable expenses in advance of final disposition of the proceeding to any of our directors and officers for actions taken by them in those capacities to the maximum extent permitted by Maryland law. As a result, we and our stockholders may have more limits rights against our directors and officers than might otherwise exist absent the current provisions in our charter and bylaws.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Risk Management and Strategy

The Company manages strategic, operational and external risks, including cybersecurity risk, through the Enterprise Risk Management ("ERM") program which has direct involvement from the Board, the Audit Committee of the Board (the "Audit Committee"), and Senior Management. Our ERM program provides a framework whereby management conducts a comprehensive annual enterprise risk assessment to identify and prioritize the most critical risks facing the Company, as well as emerging risks, and the development and reporting of risk mitigation strategies. Through this process, we have identified cybersecurity as a risk management priority.

The Company has a comprehensive cybersecurity risk assessment program that systematically identifies, analyzes and evaluates potential threats and vulnerabilities that may impact the confidentiality, integrity, and availability of the Company's information systems and data. This program includes governance structure, risk identification, risk analysis, risk management, and risk communication and reporting.

On a periodic basis, the Company engages independent third-party subject matter experts to conduct a cybersecurity maturity assessment based on the National Institute of Standards and Technology framework, focused on risk assessment, global payment card industry audits, and compliance audits to help identify gaps and improve existing processes. In addition, the Company has a cybersecurity risk program that includes policies and procedures around onboarding of third parties, contractual agreement review, risk assessment and ongoing monitoring of high-risk vendors.

The Company also has several tools and processes in place to actively prevent, detect and manage cybersecurity incidents. This includes:

- *Vulnerability Management* – continuous scanning of the technology environment to identify and remediate potential vulnerabilities.

- *Attack Surface Management* – actively monitor and prevent external attack attempts.

- *Security Monitoring and Operations* – collection and aggregation of security alerts that are reviewed, analyzed and managed by the security operations team.

- *Threat Intelligence* – gathering and analyzing information about current and emerging cyber threats.

- *Incident Response* – incorporating detection and recovery processes, defining roles and responsibilities across the Company, establishing communication protocols and escalation procedures, including performing tabletop exercises.

- *Disaster Recovery and Business Continuity Plans* – covering both technology and business areas globally with annual exercises to validate processes.

- *Cybersecurity Awareness* – educating employees and third-party service providers on best practices for protecting the Company from cyber threats, which includes providing annual security and privacy industry-specific training to employees as well as conducting periodic phishing simulations to test their awareness.

We are continuously enhancing our cybersecurity framework in response to the ongoing incidents and threats that we face.

Cybersecurity is a key component of the Company's risk mitigation strategy. As such, a multi-year cybersecurity strategy and roadmap are developed and incorporated into Tapestry's long-range planning and capital allocation process.

During the three fiscal years presented within this Form 10-K, our results of operations and financial condition have not been materially affected by cybersecurity risks and incidents. For a detailed discussion of significant risk factors regarding cybersecurity threats, refer to Item 1A — "Risk Factors — Risks Related to Information Security and Technology."

Governance

Our Board has active oversight of risk management, which includes cybersecurity. Several members of our Board have cybersecurity experience gained through direct responsibilities, oversight or other relevant education and experience. Our Board has delegated primary responsibility of cybersecurity risk to the Audit Committee.

The Chief Information Security Officer ("CISO") and Chief Information Officer ("CIO") provide quarterly updates to the Audit Committee on information security, privacy risk and compliance, with updates to the Board at least annually.

Our CISO manages the Company's cybersecurity compliance program, including prevention, mitigation, detection and remediation of cybersecurity incidents. Our CISO, who reports directly into the CIO, has over 30 years of experience in information technology and cybersecurity and holds multiple industry certifications.

The Company has an Information Governance, Privacy & Security Committee responsible for management oversight of cybersecurity risk, which includes the CISO and key members of management and meets quarterly.

As part of our cyber incident response plan, our CISO is responsible for escalating certain cybersecurity incidents to relevant senior management, along with several stakeholders, who then convene to evaluate the materiality of such incident using a list of quantitative and qualitative guidelines. In addition, outside advisors would be engaged as deemed necessary. The CEO, CFO, and Board are informed if the incident is deemed potentially material.

ITEM 2. PROPERTIES

The following table sets forth the location, use and size of the Company's key fulfillment, corporate and product development facilities as of June 28, 2025. All of the properties are leased, with the leases expiring at various times through fiscal 2037, subject to renewal options.

Location	Use	Approximate Square Footage
Jacksonville, Florida	Coach North America fulfillment and customer service	1,050,000
Las Vegas, Nevada	Coach North America fulfillment	789,000
Westchester, Ohio	Kate Spade and Stuart Weitzman North America fulfillment	601,000
New York, New York	Corporate global headquarters	546,000
Chiba, Japan	Coach and Kate Spade Japan regional fulfillment	278,000
North Bergen, New Jersey	Corporate office and customer service	106,000
Shanghai, China	Coach Asia regional fulfillment	96,000
Dongguan, China	Corporate sourcing, quality control and product development	73,000
Shanghai, China	Coach Greater China regional management	21,200
Shanghai, China	Corporate regional management	21,200
Elda, Spain	Stuart Weitzman regional management, sourcing and quality control	19,000
Tokyo, Japan	Corporate regional management	17,000
London, England	Corporate regional management	16,500
Ho Chi Minh City, Vietnam	Coach sourcing and quality control	12,600
Seoul, South Korea	Corporate regional management	11,400
Singapore	Coach Singapore regional management, sourcing and quality control	8,700
Hong Kong SAR, China	Corporate sourcing and quality control	8,500

In addition to the above properties, the Company occupies leased retail and outlet store locations located in North America and internationally for each of our brands. These leases expire at various times through fiscal 2036. The Company considers these properties to be in generally good condition and believes that its facilities are adequate for its operations and provide sufficient capacity to meet its anticipated requirements. Refer to Item 1. "Business," for further information.

ITEM 3. LEGAL PROCEEDINGS

See discussion of legal proceedings in Note 13, "Commitments and Contingencies," in the accompanying consolidated financial statements.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market and Dividend Information

Tapestry, Inc.'s common stock is listed on the New York Stock Exchange and is traded under the symbol "TPR."

As of August 1, 2025, there were 1,765 holders of record of Tapestry's common stock.

Any future determination to pay cash dividends will be at the discretion of Tapestry's Board and will be dependent upon Tapestry's financial condition, operating results, capital requirements and such other factors as the Board deems relevant.

Performance Graph

The following graph compares the cumulative total stockholder return (assuming reinvestment of dividends) of the Company's common stock with the cumulative total return of the Standard & Poor's ("S&P") 500 Stock Index and the S&P 1500 Apparel, Accessories & Luxury Goods Index over the five-fiscal-year period ending June 28, 2025, the last day of Tapestry's most recent fiscal year. The graph assumes that $100 was invested on June 27, 2020 at the per share closing price in each of Tapestry's common stock, the S&P 500 Stock Index and the S&P 1500 Apparel, Accessories & Luxury Goods Index, and that all dividends were reinvested. The stock performance shown in the graph is not intended to forecast or be indicative of future performance.



Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
June 2025
800.00
700.00
600.00
500.00
400.00
300.00
200.00
100.00
0.00
6/27/2020
7/3/2021
7/2/2022
7/1/2023
6/29/2024
6/28/2025
Tapestry, Inc.
S&P 500
S&P Composite 1500 Apparel, Accessories & Luxury Goods

	Fiscal 2020	Fiscal 2021	Fiscal 2022	Fiscal 2023	Fiscal 2024	Fiscal 2025
TPR	$100.00	$339.92	$251.94	$360.87	$374.35	$779.94
S&P 1500 Apparel, Accessories & Luxury Goods	$100.00	$200.09	$122.52	$115.41	$101.21	$101.11
S&P 500	$100.00	$146.97	$131.06	$155.10	$193.19	$221.32

Stock Repurchase Program

On May 12, 2022, the Company announced that its Board of Directors (the "Board") authorized a common stock repurchase program to repurchase up to $1.50 billion of its outstanding common stock (the "2022 Share Repurchase Program"). Purchases of the Company's common stock under this program were executed through open market purchases, including through purchase agreements under Rule 10b5-1.

On November 13, 2024, the Board authorized the Company to repurchase up to $2.00 billion of outstanding shares of its common stock (the "2025 Share Repurchase Program"). Under the 2025 Share Repurchase Program, the Company may repurchase shares on the open market, in privately negotiated transactions or in other transactions, including accelerated share repurchase programs. On November 21, 2024, the Company entered into accelerated share repurchase agreements (the "ASR Agreements") with Bank of America, N.A. and Morgan Stanley & Co. LLC (the "Dealers") to repurchase an aggregate of up to $2.00 billion of the Company's shares of common stock. Under the ASR Agreements, the Company paid $2.00 billion to the Dealers and received an initial delivery of 28,363,766 shares of the Company's common stock on November 26, 2024. The total number of shares purchased by the Company pursuant to the ASR Agreements will be based on the volume-weighted average price ("VWAP") of the Company's common stock on specified dates during the term of each of the ASR Agreements, less a discount, and subject to adjustments pursuant to the terms and conditions of the ASR Agreements. The difference between the initially delivered shares and the total number of shares purchased will be settled in four tranches, no later than the first quarter of fiscal 2026. During the quarter ended March 29, 2025, the Company cash settled $3.0 million related to 43,094 shares of common stock owed for the settlement of one tranche as a result of the increase in the VWAP of the Company's common stock. During the quarter ended June 28, 2025, the Company cash settled $3.6 million related to 49,442 shares of common stock of an additional tranche.

As of June 28, 2025, the Company had $800.0 million of additional shares available to be repurchased as authorized under the 2022 Share Repurchase Program and no remaining availability to repurchase shares under the 2025 Share Repurchase Program. There were no shares repurchased during the three months ended June 28, 2025 under the 2022 Share Repurchase Program and the 2025 Share Repurchase Program.

ITEM 6. RESERVED

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the Company's financial condition and results of operations should be read together with the Company's consolidated financial statements and notes to those financial statements included elsewhere in this document. When used herein, the terms "the Company," "Tapestry," "we," "us" and "our" refer to Tapestry, Inc., including consolidated subsidiaries. References to "Coach," "Stuart Weitzman," "Kate Spade" or "kate spade new york" refer only to the referenced brand.

INTRODUCTION

Management's discussion and analysis of financial condition and results of operations ("MD&A") is provided as a supplement to the accompanying consolidated financial statements and notes thereto to help provide an understanding of our results of operations, financial condition and liquidity. MD&A is organized as follows:

- *Overview.* This section provides a general description of the business and brands as well as the Company's growth strategy.

- *Global Economic Conditions and Industry Trends.* This section includes a discussion on global economic conditions and industry trends that affect comparability that are important in understanding results of operations and financial conditions, and in anticipating future trends.

- *Results of Operations.* An analysis of our results of operations in fiscal 2025 compared to fiscal 2024.

- *Non-GAAP Measures.* This section includes non-GAAP measures that are useful to investors and others in evaluating the Company's ongoing operating and financial results in a manner that is consistent with management's evaluation of business performance and understanding how such results compare with the Company's historical performance.

- *Financial Condition.* This section includes a discussion on liquidity and capital resources including an analysis of changes in cash flow as well as working capital and capital expenditures.

- *Critical Accounting Policies and Estimates.* This section includes any critical accounting policies or estimates that impact the Company.

OVERVIEW

Fiscal 2025, fiscal 2024 and fiscal 2023 were 52-week periods.

Tapestry, Inc. is a house of iconic accessories and lifestyle brands. Our global house of brands unites the magic of Coach and kate spade new york. Each of our brands are unique and independent, while sharing a commitment to innovation and authenticity defined by distinctive products and differentiated customer experiences across channels and geographies. We use our collective strengths to move our customers and empower our communities, to make the fashion industry more sustainable, and to harness the power of an inclusive culture. Individually, our brands are iconic. Together, we can stretch what's possible.

The Company has three reportable segments:

- *Coach* - Includes global sales of primarily Coach brand products to customers through our DTC, wholesale and licensing businesses.

- *Kate Spade* - Includes global sales primarily of kate spade new york brand products to customers through our DTC, wholesale and licensing businesses.

- *Stuart Weitzman* - Includes global sales of Stuart Weitzman brand products primarily through our DTC, wholesale and licensing businesses.

Each of our brands are unique and independent, while sharing a commitment to innovation and authenticity defined by distinctive products and differentiated customer experiences across business channels and geographies. Our success does not depend solely on the performance of a single business channel, geographic area or brand.

Stuart Weitzman Business Divestiture

On February 16, 2025, the Company entered into a Purchase Agreement with Caleres to sell the Stuart Weitzman Business (as defined below). The Purchaser acquired certain assets and liabilities of the Company's global business of designing, manufacturing, promotion, marketing, production, distribution, sales and licensing of Stuart Weitzman branded products (the "Stuart Weitzman Business") for total cash consideration of $105.0 million (the "Purchase Price"), subject to customary adjustments for cash, indebtedness, net working capital and transaction expenses. The sale was completed on August 4, 2025 (the "Stuart Weitzman Business Divestiture"). Refer to Note 5, "Acquisitions and Divestitures," and Note 21, "Subsequent Events," for further information.

Capri Holdings Limited Acquisition

On August 10, 2023, the Company entered into the Merger Agreement by and among the Company, Sunrise Merger Sub, Inc., a direct wholly owned subsidiary of Tapestry, and Capri. In order to finance the Capri Acquisition, on November 27, 2023, the Company issued $4.50 billion of U.S. dollar-denominated senior unsecured notes (the "Capri Acquisition USD Senior Notes") and €1.50 billion of Euro-denominated senior unsecured notes (the "Capri Acquisition EUR Senior Notes" and, together with the Capri Acquisition USD Senior Notes, the "Capri Acquisition Senior Notes") which, together with the $1.40 billion of delayed draw unsecured term loan facilities (the "Capri Acquisition Term Loan Facilities") executed on August 30, 2023, complete the expected financing for the Capri Acquisition. On April 22, 2024, the FTC filed a complaint against the Company and Capri in the United States District Court for the Southern District of New York seeking to enjoin the consummation of the Capri Acquisition, and on October 24, 2024, the Court issued its Opinion and Order granting the FTC's request for a preliminary injunction of the Merger, pending an administrative trial on the merits which was scheduled to begin on December 9, 2024. On October 28, 2024, the Company and Capri filed a Notice of Appeal with respect to the October 24, 2024 Opinion and Order. On November 6, 2024, the United States Court of Appeals for the Second Circuit entered an order setting an expedited briefing schedule for the appeal of the decision of the United States District Court of the Southern District of New York granting the preliminary injunction of the merger. On November 13, 2024, the Parties entered into a Termination Agreement (the "Termination Agreement"), pursuant to which the Parties agreed to terminate the Merger Agreement, including all schedules and exhibits thereto and all ancillary agreements contemplated thereby or entered pursuant thereto (the "Termination Date"), effective immediately. Pursuant to the Termination Agreement, the Company agreed to reimburse Capri for its expenses in an amount equal to $45.1 million in cash on November 14, 2024. The Parties also agreed to release each other from claims, demands, damages, actions, causes of action and liability relating to or arising out of the Merger Agreement and the transactions contemplated therein or thereby. Following termination of the Merger Agreement, the Parties and the FTC filed a stipulation withdrawing the appeal to the United States Court of Appeals for the Second Circuit on November 19, 2024 and the Second Circuit dismissed the appeal on November 20, 2024. The Parties and the FTC also filed a Joint Motion to dismiss the complaint in the administrative trial on November 15, 2024 and the FTC dismissed the complaint on December 4, 2024. On November 25, 2024, due to the termination of the Merger Agreement and pursuant to the terms of the indenture governing the Capri Acquisition Senior Notes, as supplemented, the Company redeemed all outstanding Capri Acquisition Senior Notes at a redemption price of 101% of the aggregate principal amount of such Capri Acquisition Senior Notes, plus accrued and unpaid interest to, but excluding, the date of redemption. In addition, the Capri Acquisition Term Loan Facilities were terminated concurrently with the execution of the Termination Agreement on November 13, 2024. Refer to Note 5, "Acquisitions and Divestitures" and Note 12, "Debt" for further information.

2025 Growth Strategy

In the first quarter of fiscal 2023, the Company introduced the 2025 growth strategy, *future*speed, designed to amplify and extend the competitive advantages of its brands, with a focus on four strategic priorities:

- Building Lasting Customer Relationships: The Company's brands aim to leverage Tapestry's transformed business model to drive customer lifetime value through a combination of increased customer acquisition, retention and reactivation.

- Fueling Fashion Innovation & Product Excellence: The Company aims to drive sustained growth in core handbags and small leathergoods, while accelerating gains in footwear and lifestyle products.

- Delivering Compelling Omni-Channel Experiences: The Company aims to extend its omni-channel leadership to meet the customer wherever they shop, delivering growth online and in stores.

- Powering Global Growth: The Company aims to support balanced growth across regions, prioritizing North America and China, its largest markets, while capitalizing on opportunities in under-penetrated geographies such as Southeast Asia and Europe.

The Company's next investor day will be held in September 2025, during which the Company will present its latest long-term growth strategy.

GLOBAL ECONOMIC CONDITIONS AND INDUSTRY TRENDS

The environment in which we operate is subject to a number of different factors driving global consumer spending. Consumer preferences, macroeconomic conditions, foreign currency fluctuations and geopolitical events continue to impact overall levels of consumer travel and spending on discretionary items, with inconsistent patterns across business channels and geographies.

We will continue to monitor the below trends and evaluate and adjust our operating strategies and cost management opportunities to mitigate the related impact on our results of operations, while remaining focused on the long-term growth of our business and protecting the value of our brands.

For a detailed discussion of significant risk factors that have the potential to cause our actual results to differ materially from our expectations, see Part I, Item 1A. "Risk Factors".

Current Macroeconomic Conditions and Outlook

Currency volatility, geopolitical instability and political uncertainty, such as the impact of policies implemented and that may be implemented by the U.S. Presidential Administration, including, but not limited to, changes to trade agreements, tax legislation or duty rates may also contribute to a worsening of the macroeconomic environment or adversely impact our business.

During the second half of fiscal 2025, the U.S. Government announced tariffs on imports from select countries. The majority of the Company's products sold in the U.S. are imported from countries in which these tariffs were announced. As a result of the Company's actions to accelerate inventory purchases and based on current trends of the business, we did not experience a meaningful negative impact to our results of operations in fiscal 2025.

At the time of this report, the Company estimates a projected tariff and trade policy impact of approximately 230 basis points to operating margin in fiscal 2026 after consideration of mitigating actions. In addition, there could be further impact to our results of operations in fiscal 2026 and beyond depending on the outcome of trade negotiations. The Company is prepared to take actions to mitigate this negative impact as changes in trade relations, economic and monetary policies are made clear.

The macroeconomic environment remained challenging and volatile during fiscal 2025. Several organizations that monitor the world's economy, including the International Monetary Fund, continue to forecast growth in the global economy. Some of these organizations have recently revised the forecast slightly upwards since the third quarter of fiscal 2025. The forecast is below the historical growth average and is reflective of the current volatile environment, including escalation of trade tensions, tighter monetary and fiscal policies which have continued to moderate inflation, financial market volatility and the negative economic impacts of geopolitical instability in certain regions of the world.

In fiscal 2025, the U.S. Dollar has continued to fluctuate as compared to foreign currencies in regions where we conduct our business. During fiscal 2025, this trend has resulted in impacts to our business including, but not limited to, decreased Net sales of $13.4 million, no impact to gross margin and approximately 20 basis point negative impact to operating margin.

In response to the current environment, the Company is closely monitoring changes and continues to take strategic actions considering near-term exigencies and remains committed to maintaining the health of the brands and business.

Fiscal 2025 Impairment

During the fourth quarter of fiscal 2025, the Company performed its annual goodwill and indefinite-lived intangible assets impairment analysis. The assessment concluded that the fair values of the Kate Spade reporting unit and indefinite-lived brand intangible asset did not exceed their respective carrying values due to a reduction in both current and future expected cash flows, which includes an estimated impact of cost increases due to changes in tariff and trade policies. As a result, the Company recorded $244.1 million of impairment charges to goodwill for the Kate Spade reporting unit and $610.7 million of impairment charges to indefinite-lived brand intangible assets during the fourth quarter of fiscal 2025. Refer to "Critical Accounting Policies and Estimates," herein, for further information.

Tax Legislation

On August 16, 2022, the Inflation Reduction Act of 2022 was signed into law, with tax provisions primarily focused on implementing a 15% corporate alternative minimum tax ("CAMT") on global adjusted financial statement income and a 1% excise tax on share repurchases. The CAMT was effective at the beginning of fiscal 2024 and did not have a material impact on the Company's effective tax rate.

On December 12, 2022, the E.U. member states also reached an agreement to implement the Organization for Economic Co-operation and Development's ("OECD") reform of international taxation known as Global Anti-Base Erosion Rules ("GloBE"), which broadly mirrors the Inflation Reduction Act by imposing a 15% global minimum tax on multinational companies, which was effective on January 1, 2025. Based on the countries in which we do business, these changes did not have a material impact in fiscal 2025. Other countries are also implementing similar legislation with effective dates starting in fiscal 2026, known as Qualifying Domestic Minimum Top-Up Tax ("QDMTT"). On June 26, 2025, the U.S. Treasury reached an agreement with the other G7 countries regarding the application of GloBE rules to U.S. parented multinational enterprises ("U.S. MNEs"). Most notably, the agreement includes a full exclusion for U.S. MNEs from the Undertaxed Profits Rule and Income Inclusion Rule, which are two of the three taxing mechanisms under GloBE. Given that the third mechanism, QDMTT is still in force, it is unclear what impact if any this agreement will have on the Company. Unless U.S. MNEs are likewise excluded from QDMTT, the Company believes QDMTT would have a negative impact on its effective tax rate in fiscal 2026 and beyond.

On July 4, 2025, the One Big Beautiful Bill Act ("OBBBA") was enacted. Key income tax-related provisions of the OBBBA include the repeal of mandatory capitalization of research and development expenditures (reinstating full expensing beginning January 2025), permanent extension of 100% bonus depreciation, and revisions to international tax regimes that more closely align with the original application of Tax Cut Jobs Act of 2017. The Company is evaluating the financial implications of the OBBBA and will begin reflecting its effects in the first quarter of fiscal 2026. The Company believes this legislation will not have a material impact on its financial statements but will continue to evaluate as guidance becomes available.

RESULTS OF OPERATIONS

FISCAL 2025 COMPARED TO FISCAL 2024

The following table summarizes results of operations for fiscal 2025 compared to fiscal 2024. All percentages shown in the tables below and the related discussion that follows have been calculated using unrounded numbers.

	Fiscal Year Ended					
	June 28, 2025		June 29, 2024		Variance	
	(millions, except per share data)					
	Amount	% of net sales	Amount	% of net sales	Amount	%
Net sales	$ 7,010.7	100.0 %	$ 6,671.2	100.0 %	$ 339.5	5.1 %
Gross profit	5,288.9	75.4	4,889.5	73.3	399.4	8.2
SG&A expenses	4,873.9	69.5	3,749.4	56.2	1,124.5	30.0
Operating income (loss)	415.0	5.9	1,140.1	17.1	(725.1)	(63.6)
Loss on extinguishment of debt	120.1	1.7	—	—	120.1	NM
Interest expense, net	85.4	1.2	125.0	1.9	(39.6)	(31.7)
Other expense (income)	(6.6)	(0.1)	3.2	—	(9.8)	NM
Income (loss) before provision for income taxes	216.1	3.1	1,011.9	15.2	(795.8)	(78.7)
Provision for income taxes	32.9	0.5	195.9	2.9	(163.0)	(83.2)
Net income (loss)	183.2	2.6	816.0	12.2	(632.8)	(77.6)
Net income (loss) per share:						
Basic	$ 0.84		$ 3.56		$ (2.72)	(76.3)
Diluted	$ 0.82		$ 3.50		$ (2.68)	(76.5)

NM - Not meaningful

GAAP to Non-GAAP Reconciliation

The Company's reported results are presented in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The reported results during fiscal 2025 and fiscal 2024 reflect certain items which affect the comparability of our results, as noted in the following tables. Refer to "Non-GAAP Measures" herein for further discussion on the Non-GAAP measures.

Fiscal 2025 Items

| | Fiscal Year Ended June 28, 2025 | | | | |
| | Items affecting comparability | | | | |
	GAAP Basis (As Reported)	Acquisition and Divestiture Costs	Organizational Efficiency Costs	Impairment	Non-GAAP Basis (Excluding Items)
	(millions, except per share data)				
Coach	$ 1,875.3	$ —	$ (0.8)	$ —	$ 1,876.1
Kate Spade	(769.2)	—	(5.7)	(854.8)	91.3
Stuart Weitzman	(15.4)	(0.6)	—	—	(14.8)
Corporate	(675.7)	(111.9)	(10.7)	—	(553.1)
Operating income (loss)	$ 415.0	$ (112.5)	$ (17.2)	$ (854.8)	$ 1,399.5
Net income (loss)	$ 183.2	$ (212.0)	$ (13.9)	$ (725.1)	$ 1,134.2
Net income (loss) per diluted common share	$ 0.82	$ (0.95)	$ (0.06)	$ (3.27)	$ 5.10

In fiscal 2025, the Company incurred charges as follows:

- *Acquisition and Divestiture Costs* - Includes costs related to the terminated Capri Acquisition and the Stuart Weitzman Business Divestiture. These charges include:

  - *Capri Acquisition Costs:* Total pre-tax charges of $268.4 million primarily related to:

    - *Loss on extinguishment of debt* - $119.4 million primarily related to redemption premiums, as well as unamortized debt issuance costs and discounts, as a result of the redemption of the Capri Acquisition Senior Notes in fiscal 2025 due to the termination of the Capri Acquisition agreement;

    - *SG&A expenses* - $88.8 million primarily related to expense reimbursement payment made to Capri and professional fees recorded;

    - *Interest expense, net* - $60.2 million of financing related charges which primarily includes the net impact of the Capri Acquisition Senior Notes; and

  - *Stuart Weitzman Business Divestiture Costs*: Total pre-tax charges of $23.7 million primarily due to the loss on business held for sale, professional fees, share-based compensation expense and store impairment.

- *Organizational Efficiency Costs* - Total pre-tax charges of $17.2 million primarily related to severance costs and technology costs.

- *Impairment* - Total pre-tax charges of $854.8 million primarily due to impairment charges on the indefinite-lived brand intangible asset and goodwill for Kate Spade. Refer to Note 14, "Goodwill and Other Intangible Assets" for further information.

These actions taken together negatively impacted operating income by $984.5 million, increased Loss on extinguishment of debt by $119.4 million, increased interest expense by $60.2 million and reduced the provision for income tax by $213.1 million resulting in a net decrease in net income by $951.0 million or $4.28 per diluted share.

Supplemental Segment Data

<table>
<tr><th></th><th colspan="9">Fiscal Year Ended June 28, 2025</th></tr>
<tr><th></th><th colspan="9">Items affecting comparability</th></tr>
<tr><th></th><th colspan="2">GAAP Basis
(As Reported)</th><th colspan="2">Acquisition and
Divestiture Costs</th><th colspan="2">Organizational
Efficiency Costs</th><th colspan="2">Impairment</th><th colspan="2">Non-GAAP Basis
(Excluding Items)</th></tr>
<tr><th></th><th colspan="10">(millions)</th></tr>
<tr><td>Coach</td><td>$</td><td>2,497.2</td><td>$</td><td>—</td><td>$</td><td>0.8</td><td>$</td><td>—</td><td>$</td><td>2,496.4</td></tr>
<tr><td>Kate Spade</td><td></td><td>1,567.2</td><td></td><td>—</td><td></td><td>5.7</td><td></td><td>854.8</td><td></td><td>706.7</td></tr>
<tr><td>Stuart Weitzman</td><td></td><td>133.8</td><td></td><td>0.6</td><td></td><td>—</td><td></td><td>—</td><td></td><td>133.2</td></tr>
<tr><td>Corporate</td><td></td><td>675.7</td><td></td><td>111.9</td><td></td><td>10.7</td><td></td><td>—</td><td></td><td>553.1</td></tr>
<tr><td>SG&A expenses</td><td>$</td><td>4,873.9</td><td>$</td><td>112.5</td><td>$</td><td>17.2</td><td>$</td><td>854.8</td><td>$</td><td>3,889.4</td></tr>
</table>

Fiscal 2024 Items

<table>
<tr><th></th><th colspan="6">Fiscal Year Ended June 29, 2024</th></tr>
<tr><th></th><th colspan="6">Items affecting comparability</th></tr>
<tr><th></th><th colspan="2">GAAP Basis
(As Reported)</th><th colspan="2">Acquisition Costs</th><th colspan="2">Non-GAAP Basis
(Excluding Items)</th></tr>
<tr><th></th><th colspan="6">(millions, except per share data)</th></tr>
<tr><td>Coach</td><td>$</td><td>1,651.1</td><td>$</td><td>—</td><td>$</td><td>1,651.1</td></tr>
<tr><td>Kate Spade</td><td></td><td>132.6</td><td></td><td>—</td><td></td><td>132.6</td></tr>
<tr><td>Stuart Weitzman</td><td></td><td>(21.2)</td><td></td><td>—</td><td></td><td>(21.2)</td></tr>
<tr><td>Corporate</td><td></td><td>(622.4)</td><td></td><td>(109.9)</td><td></td><td>(512.5)</td></tr>
<tr><td>Operating income (loss)</td><td>$</td><td>1,140.1</td><td>$</td><td>(109.9)</td><td>$</td><td>1,250.0</td></tr>
<tr><td></td><td></td><td></td><td></td><td></td><td></td><td></td></tr>
<tr><td>Net income (loss)</td><td>$</td><td>816.0</td><td>$</td><td>(184.2)</td><td>$</td><td>1,000.2</td></tr>
<tr><td>Net income (loss) per diluted common share</td><td>$</td><td>3.50</td><td>$</td><td>(0.79)</td><td>$</td><td>4.29</td></tr>
</table>

In fiscal 2024, the Company incurred charges as follows:

- *Acquisition Costs* - Total pre-tax charges of $226.6 million attributable to the Capri Acquisition. These charges include:

  ◦ *Interest expense, net*: $116.7 million of financing related charges, which primarily includes the net impact of the Capri Acquisition Senior Notes, and the financing fees of the unsecured bridge loan facility in an aggregate principal amount of up to $8.00 billion;

  ◦ *SG&A expenses*: $109.9 million primarily related to professional fees recorded within Corporate.

These actions taken together negatively impacted Operating income by $109.9 million, increased Interest expense, net by $116.7 million and reduced the Provision for income taxes by $42.4 million, resulting in a net decrease in Net income by $184.2 million, or $0.79 per diluted share.

Supplemental Segment Data

<table>
<tr><th></th><th colspan="6">Fiscal Year Ended June 29, 2024</th></tr>
<tr><th></th><th colspan="6">Items affecting comparability</th></tr>
<tr><th></th><th colspan="2">GAAP Basis
(As Reported)</th><th colspan="2">Acquisition Costs</th><th colspan="2">Non-GAAP Basis
(Excluding Items)</th></tr>
<tr><th></th><th colspan="6">(millions)</th></tr>
<tr><td>Coach</td><td>$</td><td>2,224.3</td><td>$</td><td>—</td><td>$</td><td>2,224.3</td></tr>
<tr><td>Kate Spade</td><td></td><td>738.6</td><td></td><td>—</td><td></td><td>738.6</td></tr>
<tr><td>Stuart Weitzman</td><td></td><td>164.1</td><td></td><td>—</td><td></td><td>164.1</td></tr>
<tr><td>Corporate</td><td></td><td>622.4</td><td></td><td>109.9</td><td></td><td>512.5</td></tr>
<tr><td>SG&A expenses</td><td>$</td><td>3,749.4</td><td>$</td><td>109.9</td><td>$</td><td>3,639.5</td></tr>
</table>

Tapestry, Inc. Summary - Fiscal 2025

Currency Fluctuation Effects

The change in net sales in fiscal 2025 compared to fiscal 2024 has been presented both including and excluding currency fluctuation effects. All percentages shown in the tables below and the discussion that follows have been calculated using unrounded numbers.

Net Sales

	Fiscal Year Ended		Variance		Constant Currency Change
	June 28, 2025	June 29, 2024	Amount	%	
	(millions)				
Coach	$ 5,598.5	$ 5,095.3	$ 503.2	9.9 %	10.1 %
Kate Spade	1,197.1	1,334.4	(137.3)	(10.3)	(10.1)
Stuart Weitzman	215.1	241.5	(26.4)	(10.9)	(10.9)
Tapestry	$ 7,010.7	$ 6,671.2	$ 339.5	5.1	5.3

Net sales in fiscal 2025 increased 5.1% or $339.5 million to $7.01 billion. Excluding the impact of foreign currency, net sales increased by 5.3% or $352.9 million.

- *Coach Net Sales* increased 9.9% or $503.2 million to $5.60 billion in fiscal 2025. Excluding the impact of foreign currency, net sales increased 10.1% or $514.5 million. This increase in net sales was primarily due to an increase of $445.0 million in DTC sales as a result of an increase in both e-commerce and store sales, mainly driven by North America, Europe and Greater China. The increase in net sales was also attributed to a $89.4 million increase in wholesale sales, mainly driven by North America and Greater China.

- *Kate Spade Net Sales* decreased 10.3% or $137.3 million to $1.20 billion in fiscal 2025. Excluding the impact of foreign currency, net sales decreased 10.1% or $135.2 million. This decrease in net sales was due to a decrease of $148.7 million in DTC sales as a result of lower store and to a lesser extent, e-commerce sales. The decrease in DTC sales was partially offset by an increase of $10.2 million in wholesale sales.

- *Stuart Weitzman Net Sales* decreased 10.9% or $26.4 million to $215.1 million in fiscal 2025. Excluding the impact of foreign currency, net sales decreased 10.9% or $26.4 million.

Gross Profit

	Fiscal Year Ended					
	June 28, 2025		June 29, 2024		Variance	
	(millions)					
	Amount	% of Net Sales	Amount	% of Net Sales	Amount	%
Coach	$ 4,372.5	78.1 %	$ 3,875.4	76.1 %	$ 497.1	12.8 %
Kate Spade	798.0	66.7	871.2	65.2	(73.2)	(8.4)
Stuart Weitzman	118.4	55.1	142.9	59.2	(24.5)	(17.1)
Tapestry	$ 5,288.9	75.4	$ 4,889.5	73.3	$ 399.4	8.2

Gross profit increased 8.2% or $399.4 million to $5.29 billion in fiscal 2025 from $4.89 billion in fiscal 2024. Gross margin in fiscal 2025 increased 210 basis points to 75.4% as compared to 73.3% in fiscal 2024. This increase in Gross margin was primarily attributed to net pricing improvements.

The Company includes inbound product-related transportation costs from our service providers within Cost of sales. The Company, similar to some companies, includes certain transportation-related costs due to our distribution network in SG&A expenses rather than in Cost of sales; for this reason, our gross margins may not be comparable to that of entities that include all costs related to their distribution network in Cost of sales.

Selling, General and Administrative Expenses

	Fiscal Year Ended					
	June 28, 2025		June 29, 2024		Variance	
			(millions)			
	Amount	% of Net Sales	Amount	% of Net Sales	Amount	%
Coach	$ 2,497.2	44.6 %	$ 2,224.3	43.7 %	$ 272.9	12.3 %
Kate Spade[1]	1,567.2	NM	738.6	55.3	828.6	NM
Stuart Weitzman[2]	133.8	62.2	164.1	68.0	(30.3)	(18.5)
Corporate[3][4]	675.7	NA	622.4	NA	53.3	8.6
Tapestry	$ 4,873.9	69.5	$ 3,749.4	56.2	$ 1,124.5	30.0

SG&A expenses increased 30.0% or $1.12 billion to $4.87 billion in fiscal 2025 as compared to $3.75 billion in fiscal 2024. As a percentage of net sales, SG&A expenses increased to 69.5% during fiscal 2025 as compared to 56.2% during fiscal 2024. Excluding items affecting comparability of $984.5 million in fiscal 2025, SG&A expenses increased 6.9% or $249.9 million to $3.89 billion from $3.64 billion in fiscal 2024. SG&A as a percentage of net sales increased 90 basis points to 55.4% as compared to 54.5% in fiscal 2024. This increase in SG&A as a percentage of net sales was primarily due to higher marketing spend and higher compensation costs driven by accrued incentive compensation, partially offset by leverage of fixed costs on higher net sales.

[1] In fiscal 2025, Kate Spade incurred charges affecting comparability of $860.5 million. Excluding those items affecting comparability, SG&A expenses decreased 4.3% or $31.9 million to $706.7 million in fiscal 2025 as compared to $738.6 million in fiscal 2024. SG&A as a percentage of net sales increased 380 basis points to 59.1% in fiscal 2025 as compared to 55.3% in fiscal 2024.

[2] In fiscal 2025, Stuart Weitzman incurred charges affecting comparability of $0.6 million. Excluding those items affecting comparability, SG&A expenses decreased 18.9% or $30.9 million to $133.2 million in fiscal 2025 as compared to $164.1 million in fiscal 2024. SG&A as a percentage of net sales decreased 610 basis points to 61.9% in fiscal 2025 as compared to 68.0% in fiscal 2024.

[3] In fiscal 2025, Corporate incurred charges affecting comparability of $122.6 million. Excluding those items affecting comparability, SG&A expenses increased 7.9% or $40.6 million to $553.1 million in fiscal 2025 as compared to $512.5 million in fiscal 2024.

[4] Corporate expenses, which are included within SG&A expenses discussed above but are not directly attributable to a reportable segment.

Operating Income (Loss)

	Fiscal Year Ended					
	June 28, 2025		June 29, 2024		Variance	
			(millions)			
	Amount	% of Net Sales	Amount	% of Net Sales	Amount	%
Coach	$ 1,875.3	33.5 %	$ 1,651.1	32.4 %	$ 224.2	13.6 %
Kate Spade	(769.2)	(64.3)	132.6	9.9	(901.8)	NM
Stuart Weitzman	(15.4)	(7.1)	(21.2)	(8.8)	5.8	27.8
Corporate	(675.7)	NA	(622.4)	NA	(53.3)	(8.6)
Tapestry	$ 415.0	5.9	$ 1,140.1	17.1	$ (725.1)	(63.6)

Operating income decreased $725.1 million to $415.0 million during fiscal 2025 as compared to $1.14 billion in fiscal 2024. Operating margin was 5.9% in fiscal 2025 as compared to 17.1% in fiscal 2024. Excluding items affecting comparability of $984.5 million in fiscal 2025, operating income increased $149.5 million to $1.40 billion from $1.25 billion in fiscal 2024; and operating margin increased approximately 130 basis points to 20.0% in fiscal 2025 as compared to 18.7% in fiscal 2024. This increase in operating margin was primarily attributed to an increase of 210 basis points in gross margin partially offset by 90 basis points increase in SG&A as a percentage of sales.

- *Coach Operating Income* increased $224.2 million to $1.88 billion in fiscal 2025, resulting in an operating margin increase of 110 basis points to 33.5%, as compared to $1.65 billion and 32.4%, respectively in fiscal 2024. This increase in operating margin was primarily attributed to:

  - *Gross Margin*, increased 200 basis points mainly due to net pricing improvements;

  - *SG&A expenses as a percentage of net sales*, increased 90 basis points mainly due to higher marketing spend, partially offset by leverage of fixed costs on higher net sales.

- *Kate Spade Operating Loss* increased $901.8 million to a loss of $769.2 million in fiscal 2025, resulting in an operating margin of (64.3)%, as compared to income of $132.6 million and 9.9%, respectively in fiscal 2024. Excluding items affecting comparability, operating income decreased $41.3 million to $91.3 million in fiscal 2025 from $132.6 million in fiscal 2024; and operating margin decreased 230 basis points to 7.6% in fiscal 2025 as compared to 9.9% in fiscal 2024. This decrease in operating margin was primarily attributed to:

  - *Gross Margin*, increased 150 basis points mainly due to lower duty expenses, lower freight costs and net pricing improvements;

  - *SG&A expenses as a percentage of net sales*, increased 380 basis points mainly driven by higher marketing spend, deleverage of fixed costs on lower net sales, partially offset by a decrease in distribution costs.

- *Stuart Weitzman Operating Loss* decreased $5.8 million to a loss of $15.4 million in fiscal 2025, resulting in an operating margin increase of 170 basis points to (7.1)%, as compared to an operating loss of $21.2 million and operating margin of (8.8)% in fiscal 2024. Excluding items affecting comparability, operating loss decreased $6.4 million to a loss of $14.8 million in fiscal 2025 from a loss of $21.2 million in fiscal 2024; and operating margin increased 200 basis points to (6.8)% in fiscal 2025 as compared to (8.8)% in fiscal 2024.

- *Corporate Operating Expenses* increased 8.6% or $53.3 million to $675.7 million in fiscal 2025. Excluding items affecting comparability, Corporate operating expenses increased $40.6 million to $553.1 million from $512.5 million in fiscal 2024. This increase in operating expenses was due to higher compensation costs driven by accrued incentive compensation and higher professional fees, partially offset by lower occupancy costs.

Loss on Extinguishment of Debt

Loss on extinguishment of debt increased $120.1 million in fiscal 2025 to $120.1 million as compared to $0.0 million in fiscal 2024. Excluding items affecting comparability, Loss on extinguishment of debt was $0.7 million in fiscal 2025 as compared to $0.0 million in fiscal 2024.

Interest Expense, net

Interest expense, net, decreased $39.6 million to $85.4 million in fiscal 2025 as compared to $125.0 million in fiscal 2024. Excluding items affecting comparability, Interest expense, net, increased $16.9 million to $25.2 million from $8.3 million in fiscal 2024. This increase in net interest expense was mainly due to an increase in interest expense as a result of the issuance of the 2030 and 2035 Senior Notes and borrowings under the Existing Revolving Credit Facility, partially offset by a decrease in interest expense as a result of the repayment of the Term Loan due 2027.

Other Expense (Income)

Other income increased $9.8 million to Other income of $6.6 million in fiscal 2025 as compared to Other expense of $3.2 million in fiscal 2024. This increase in Other income was related to an increase in foreign exchange gains.

Provision (Benefit) for Income Taxes

The effective tax rate was 15.2% in fiscal 2025 as compared to 19.4% in fiscal 2024. Excluding items affecting comparability, the effective tax rate was 17.8% in fiscal 2025 as compared to 19.2% in fiscal 2024. The decrease in effective tax rate was primarily driven by discrete items recognized in the period, partially offset by geographic mix of earnings.

Net Income (Loss)

Net income decreased 77.6% or $632.8 million to $183.2 million in fiscal 2025 as compared to a net income of $816.0 million in fiscal 2024. Excluding items affecting comparability, net income increased 13.4% or $134.0 million to $1.13 billion in fiscal 2025 from $1.00 billion in fiscal 2024.

Net Income (Loss) per Share

Net income per diluted share was $0.82 in fiscal 2025 as compared to net income per diluted share of $3.50 in fiscal 2024. Excluding items affecting comparability, net income per diluted share increased $0.81 to $5.10 in fiscal 2025 from $4.29 in fiscal 2024. This change was primarily due to higher net income and a decrease in shares outstanding.

FISCAL 2024 COMPARED TO FISCAL 2023

The comparison of fiscal 2024 to 2023 has been omitted from this Form 10-K, but can be referenced in our Form 10-K for the fiscal year ended June 29, 2024, filed on August 15, 2024 within Part II. Item 7. "Management's Discussion and Analysis of Financial Conditions and Results of Operations".

NON-GAAP MEASURES

The Company's reported results are presented in accordance with GAAP. The reported SG&A expenses, Operating income, Interest expense, Provision for income taxes, Net income and earnings per diluted share in fiscal 2025 and fiscal 2024 and the reported Loss on extinguishment of debt in fiscal 2025, reflect certain items affecting comparability, including the impact of Acquisition and Divestiture Costs, Organizational Efficiency Costs and Impairment charges. As a supplement to the Company's reported results, these measures are also reported on a non-GAAP basis to exclude the impact of these items along with a reconciliation to the most directly comparable GAAP measures.

The Company incurred Acquisition and Divestiture Costs which consist of non-recurring acquisition and divestiture costs, primarily financing-related expenses and professional fees from the terminated Capri Acquisition as well as costs related to the Stuart Weitzman Business Divestiture, inclusive of the loss on business held for sale, professional fees, share-based compensation expense and store impairment. The Company also incurred Organizational Efficiency Costs which consist of non-recurring costs, primarily from various initiatives aimed at streamlining the organization and optimizing processes. These costs mainly include one-time severance and technology related charges. Impairment charges incurred by the Company consist of non-recurring impairment costs related to Kate Spade indefinite-lived brand intangible assets and goodwill.

These non-GAAP performance measures were used by management to conduct and evaluate its business during its regular review of operating results for the periods affected. Management and the Company's Board utilized these non-GAAP measures to make decisions about the uses of Company resources, analyze performance between periods, develop internal projections and measure management performance. The Company's internal management reporting excluded these items. In addition, the human resources committee of the Company's Board uses these non-GAAP measures when setting and assessing achievement of incentive compensation goals.

The Company operates on a global basis and reports financial results in U.S. dollars in accordance with GAAP. Fluctuations in foreign currency exchange rates can affect the amounts reported by the Company in U.S. dollars with respect to its foreign revenues and profit. Accordingly, certain material increases and decreases in operating results for the Company and its segments have been presented both including and excluding currency fluctuation effects. These effects occur from translating foreign-denominated amounts into U.S. dollars and comparing to the same period in the prior fiscal year. Constant currency information compares results between periods as if exchange rates had remained constant period-over-period. The Company calculates constant currency revenue results by translating current period revenue in local currency using the prior year period's currency conversion rate.

We believe these non-GAAP measures are useful to investors and others in evaluating the Company's ongoing operating and financial results in a manner that is consistent with management's evaluation of business performance and understanding how such results compare with the Company's historical performance. Additionally, we believe presenting certain increases and decreases in constant currency provides a framework for assessing the performance of the Company's business outside the United States and helps investors and analysts understand the effect of significant year-over-year currency fluctuations. We believe excluding these items assists investors and others in developing expectations of future performance.

By providing the non-GAAP measures, as a supplement to GAAP information, we believe we are enhancing investors' understanding of our business and our results of operations. The non-GAAP financial measures are limited in their usefulness and should be considered in addition to, and not in lieu of, GAAP financial measures. Further, these non-GAAP measures may be unique to the Company, as they may be different from non-GAAP measures used by other companies.

For a detailed discussion on these non-GAAP measures, see the GAAP to Non-GAAP Reconciliation discussions above in this Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations."

FINANCIAL CONDITION

Cash Flows - Fiscal 2025 Compared to Fiscal 2024

	Fiscal Year Ended		
	June 28, 2025	June 29, 2024	Change
	(millions)		
Net cash provided by (used in) operating activities	$ 1,216.6	$ 1,255.6	$ (39.0)
Net cash provided by (used in) investing activities	914.0	(1,041.9)	1,955.9
Net cash provided by (used in) financing activities	(7,175.2)	5,214.4	(12,389.6)
Effect of exchange rate changes on cash and cash equivalents	26.3	(12.2)	38.5
Net increase (decrease) in cash and cash equivalents	$ (5,018.3)	$ 5,415.9	$ (10,434.2)

The Company's cash and cash equivalents decreased by $5.02 billion in fiscal 2025 compared to an increase of $5.42 billion in fiscal 2024, as discussed below.

Net cash provided by (used in) operating activities

Net cash provided by operating activities decreased $39.0 million primarily due to lower net income of $632.8 million and changes in operating assets and liabilities of $207.2 million partially offset by a higher impact of non-cash adjustments of $801.0 million primarily related to the impairment of goodwill and intangible assets.

The $207.2 million decrease in changes in operating asset and liability balances was primarily driven by the following:

- Inventories were a use of cash of $108.2 million in fiscal 2025 compared to a source of cash of $85.8 million in fiscal 2024, primarily driven by increased inventory purchases for Coach to support continued sales growth and pull forward of inventory receipts.

- Accounts payable were a use of cash of $15.0 million in fiscal 2025 as compared to a source of cash of $49.1 million in fiscal 2024, primarily driven by a decrease in professional fees due to higher spending in the prior year related to the Capri Acquisition and timing of other payments, partially offset by an increase in advertising.

- Accounts receivables were a source of cash of $8.8 million in fiscal 2025 as compared to a use of cash of $37.3 million in fiscal 2024, primarily driven by timing of collections.

Net cash provided by (used in) investing activities

Net cash provided by investing activities was $914.0 million in fiscal 2025 compared to a use of cash of $1.04 billion in fiscal 2024, resulting in a $1.96 billion increase in net cash provided by investing activities.

The $914.0 million source of cash in fiscal 2025 was primarily due to proceeds from maturities and sales of investments of $2.92 billion, partially offset by purchases of investments of $1.89 billion, mainly related to the proceeds of the Capri Acquisition Senior Notes.

The $1.04 billion use of cash in fiscal 2024 was primarily due to purchases of investments of $2.71 billion, partially offset by maturities and sales of investments of $1.68 billion, mainly related to the proceeds of the Capri Acquisition Senior Notes.

Net cash provided by (used in) financing activities

Net cash used in financing activities was $7.18 billion in fiscal 2025 as compared to a source of cash of $5.21 billion in fiscal 2024, resulting in a $12.39 billion increase in net cash used in financing activities.

The $7.18 billion use of cash in fiscal 2025 was primarily due to the repayment of debt of $7.16 billion, which mainly included the Capri Acquisition Senior Notes, use of cash of $2.02 billion under the Company's accelerated share repurchase program partially offset by proceeds from the issuance of debt of $2.25 billion.

The $5.21 billion source of cash in fiscal 2024 was primarily due to proceeds from the issuance of the Capri Acquisition Senior Notes of $6.09 billion, partially offset by the repayment of the Term Loan due 2027 of $468.8 million, and dividend payments of $321.4 million.

Effect of exchange rate changes on cash and cash equivalents

Effect of exchange rate changes on cash and cash equivalents was an increase of $26.3 million as compared to a decrease of $12.2 million in fiscal 2024.

Cash Flows - Fiscal 2024 Compared to Fiscal 2023

The comparison of fiscal 2024 to 2023 has been omitted from this Form 10-K, but can be referenced in our Form 10-K for the fiscal year ended June 29, 2024, filed on August 15, 2024 within Part II. Item 7. "Management's Discussion and Analysis of Financial Conditions and Results of Operations".

Working Capital and Capital Expenditures

The following table presents our financial condition as of June 28, 2025 and June 29, 2024:

	June 28, 2025	June 29, 2024	Change
	(millions)		
Cash and cash equivalents[1]	$ 1,100.0	$ 6,142.0	$ (5,042.0)
Short-term investments[1]	19.6	1,061.8	(1,042.2)
Current debt[2]	(16.7)	(303.4)	286.7
Long-term debt[2]	(2,377.9)	(6,937.2)	4,559.3
Total, net	$ (1,275.0)	$ (36.8)	$ (1,238.2)

[1] As of June 28, 2025, approximately 26.2% of our Cash and cash equivalents and Short-term investments were held outside the United States.

[2] Refer to Note 12, "Debt" for discussion of the carrying values of our debt.

Sources of Liquidity

Our primary sources of liquidity are the cash flows generated from our operations, our cash and cash equivalents and short-term investments, availability under our credit facilities and other available financing options.

The following table presents the total availability, borrowings outstanding and remaining availability under our credit facilities as of June 28, 2025:

	Total Availability	Borrowings Outstanding	Remaining Availability
	(millions)		
Amended Revolving Credit Facility[1]	$ 2,000.0	$ —	$ 2,000.0
China Credit Facility[1][2]	34.9	16.7	18.2
Total	$ 2,034.9	$ 16.7	$ 2,018.2

[1] Refer to Note 12, "Debt" for further information on these instruments.

[2] The carrying amounts of the China Credit Facility include the impact of changes in the exchange rate of the United States Dollar against the Renminbi.

We believe that our Amended Revolving Credit Facility is adequately diversified with no undue concentrations in any one financial institution. As of June 28, 2025, there were 18 financial institutions participating in the Amended Revolving Credit Facility, with no one participant maintaining a commitment percentage in excess of 10%. We have no reason to believe, at this time, that the participating institutions will be unable to fulfill their obligations to provide financing in accordance with the terms of the facility in the event we elect to draw funds in the foreseeable future.

We have the ability to draw on our credit facilities or access other sources of financing options available to us in the credit and capital markets for, among other things, acquisition or integration-related costs, our restructuring initiatives, settlement of a material contingency or a material adverse business or macroeconomic development, as well as for other general corporate business purposes.

Management believes that cash flows from operations, access to the credit and capital markets and our credit lines, on-hand cash and cash equivalents and our investments will provide adequate funds to support our operating, capital and debt service requirements for fiscal 2026 and beyond. There can be no assurance that any such capital will be available to the Company on acceptable terms or at all. Our ability to fund working capital needs, planned capital expenditures and scheduled debt payments, as well as to comply with all of the financial covenants under our debt agreements, depends on future operating performance and cash flow. This future operating performance and cash flow are subject to prevailing economic conditions and to financial, business and other factors, some of which are beyond the Company's control.

Stuart Weitzman Business Divestiture

On February 16, 2025, the Company entered into a Purchase Agreement to sell the Stuart Weitzman Business for total cash consideration of $105.0 million, subject to customary adjustments. The sale was completed on August 4, 2025. Refer to Note 5, "Acquisitions and Divestitures," and Note 21, "Subsequent Events," for further information.

Supply Chain Finance

To improve our working capital efficiency, we make available to certain suppliers, a voluntary supply chain finance ("SCF") program that enables our suppliers to sell their receivables from the Company to a global financial institution on a non-recourse basis at a rate that leverages our credit rating. We do not have the ability to refinance or modify payment terms to the global financial institution through the SCF program. No guarantees are provided by the Company or any of our subsidiaries under the SCF program. Refer to Note 3, "Significant Accounting Policies," for additional information.

Capital Expenditures

Total capital expenditures and cloud computing implementation costs were $153.0 million in fiscal 2025. Certain cloud computing implementation costs are recognized within Prepaid expenses and Other assets on the Consolidated Balance Sheets.

Seasonality

The Company's results are typically affected by seasonal trends. During the first fiscal quarter, we typically build inventory for the winter and holiday season. In the second fiscal quarter, working capital requirements are reduced substantially as we generate higher net sales and operating income, especially during the holiday season.

Fluctuations in net sales, operating income and operating cash flows of the Company in any fiscal quarter may be affected by the timing of wholesale shipments and other events affecting retail sales, including weather and macroeconomic events.

Stock Repurchase Program

On May 12, 2022, the Company announced that its Board of Directors (the "Board") authorized a common stock repurchase program to repurchase up to $1.50 billion of its outstanding common stock (the "2022 Share Repurchase Program"). Purchases of the Company's common stock under this program were executed through open market purchases, including through purchase agreements under Rule 10b5-1.

On November 13, 2024, the Board authorized the Company to repurchase up to $2.00 billion of outstanding shares of its common stock (the "2025 Share Repurchase Program"). Under the 2025 Share Repurchase Program, the Company may repurchase shares on the open market, in privately negotiated transactions or in other transactions, including accelerated share repurchase programs. On November 21, 2024, the Company entered into accelerated share repurchase agreements (the "ASR Agreements") with Bank of America, N.A. and Morgan Stanley & Co. LLC (the "Dealers") to repurchase an aggregate of up to $2.00 billion of the Company's shares of common stock. Under the ASR Agreements, the Company paid $2.00 billion to the Dealers and received an initial delivery of 28,363,766 shares of the Company's common stock on November 26, 2024. The total number of shares purchased by the Company pursuant to the ASR Agreements will be based on the volume-weighted average price ("VWAP") of the Company's common stock on specified dates during the term of each of the ASR Agreements, less a discount, and subject to adjustments pursuant to the terms and conditions of the ASR Agreements. The difference between the initially delivered shares and the total number of shares purchased will be settled in four tranches, no later than the first quarter of fiscal 2026. During the quarter ended March 29, 2025, the Company cash settled $3.0 million related to 43,094 shares of common stock owed for the settlement of one tranche as a result of the increase in the VWAP of the Company's common stock. During the quarter ended June 28, 2025, the Company cash settled $3.6 million related to 49,442 shares of common stock of an additional tranche.

As of June 28, 2025, the Company had $800.0 million of additional shares available to be repurchased as authorized under the 2022 Share Repurchase Program and no remaining availability to repurchase shares under the 2025 Share Repurchase Program. There were no shares repurchased during the three months ended June 28, 2025 under the 2022 Share Repurchase Program and the 2025 Share Repurchase Program.

Contractual and Other Obligations

Firm Commitments

As of June 28, 2025, the Company's contractual obligations are as follows:

	Total		Fiscal 2026		Fiscal 2027 – 2028		Fiscal 2029 – 2030		Fiscal 2031 and Beyond
					(millions)				
Capital expenditure & cloud computing implementation commitments	$	34.3	$	31.3	$	3.0	$	—	$	—
Inventory purchase obligations[1]		353.0		353.0		—		—		—
Operating lease obligations		2,025.3		382.7		586.5		367.9		688.2
Debt repayment[2]		2,413.3		16.7		396.6		750.0		1,250.0
Interest on outstanding debt[2][3]		771.8		131.5		214.0		189.5		236.8
Other		222.3		101.8		111.7		8.8		—
Total	**$**	**5,820.0**	**$**	**1,017.0**	**$**	**1,311.8**	**$**	**1,316.2**	**$**	**2,175.0**

[1] Includes inventory purchase obligations related to the Stuart Weitzman Business as of June 28, 2025 of $24.6 million.

[2] The principal and interest of the China Credit Facility include the impact of changes in the exchange rate of the United States Dollar against the Renminbi as of June 28, 2025.

[3] Interest on outstanding debt includes fixed interest expenses for unsecured notes. Refer to Note 12, "Debt," for further information.

We expect to fund these firm commitments with operating cash flows generated in the normal course of business and, if necessary, through availability under our credit facilities or other accessible sources of financing. Excluded from the above contractual obligations table is the non-current liability for unrecognized tax benefits of $137.5 million as of June 28, 2025, as we cannot make a reliable estimate of the period in which the liability will be settled, if ever. Besides the firm commitments noted above, the above table excludes other amounts included in current liabilities in the Consolidated Balance Sheets at June 28, 2025 as these items will be paid within one year and certain long-term liabilities not requiring cash payments.

Off-Balance Sheet Arrangements

In addition to the commitments included in the table above, we have outstanding letters of credit, surety bonds and bank guarantees totaling $26.5 million as of June 28, 2025, primarily serving to collateralize our obligation to third parties for duty, leases, insurance claims and materials used in product manufacturing. These letters of credit expire at various dates through calendar 2039.

We do not maintain any other off-balance sheet arrangements, transactions, obligations or other relationships with unconsolidated entities that would be expected to have a material current or future effect on our consolidated financial statements. Refer to Note 13, "Commitments and Contingencies," for further information.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect our results of operations, financial condition and cash flows as well as the disclosure of contingent assets and liabilities as of the date of the Company's financial statements. Actual results could differ from estimates in amounts that may be material to the financial statements. Predicting future events is inherently an imprecise activity and, as such, requires the use of judgment. Actual results could differ from estimates in amounts that may be material to the financial statements. The development and selection of the Company's critical accounting policies and estimates are periodically reviewed with the Audit Committee.

The accounting policies discussed below are considered critical because changes to certain judgments and assumptions inherent in these policies could affect the financial statements. For more information on the Company's accounting policies, please refer to the Notes to Consolidated Financial Statements.

Revenue Recognition

Revenue is recognized when the Company satisfies its performance obligations by transferring control of promised products or services to its customers, which may be at a point of time or over time. Control is transferred when the customer obtains the ability to direct the use of and obtain substantially all of the remaining benefits from the products or services. The amount of revenue recognized is the amount of consideration to which the Company expects to be entitled, including estimation of sale terms that may create variability in the consideration. Revenue subject to variability is constrained to an amount which will not result in a significant reversal in future periods when the contingency that creates variability is resolved.

Retail store and concession shop-in-shop revenues are recognized at the point-of-sale, when the customer obtains physical possession of the products. Digital revenue from sales of products ordered through the Company's e-commerce sites is recognized upon delivery and receipt of the shipment by its customers and includes shipping and handling charges paid by customers. Retail and digital revenues are recorded net of estimated returns, which are estimated by developing an expected value based on historical experience. Payment is due at the point of sale.

The Company recognizes revenue within the wholesale business at the time title passes and risk of loss is transferred to customers, which is generally at the point of shipment of products but may occur upon receipt of the shipment by the customer in certain cases. Wholesale revenue is recorded net of estimates for returns, discounts, end-of-season markdowns, cooperative advertising allowances and other consideration provided to the customer. The Company's historical estimates of these variable amounts have not differed materially from actual results.

The Company recognizes licensing revenue over time during the contract period in which licensees are granted access to the Company's trademarks. These arrangements require licensees to pay a sales-based royalty and may include a contractually guaranteed minimum royalty amount. Revenue for contractually guaranteed minimum royalty amounts is recognized ratably over the license year and any excess sales-based royalties are recognized as earned once the minimum royalty threshold is achieved.

At June 28, 2025, a 10% change in the allowances for estimated uncollectible accounts, markdowns and returns would not have resulted in a material change in the Company's reserves and net sales.

Inventories

The Company holds inventory that is sold through retail and wholesale distribution channels, including e-commerce sites. Substantially all of the Company's inventories are comprised of finished goods and are reported at the lower of cost or net realizable value. Inventory costs include material, conversion costs, freight and duties and are primarily determined on a weighted-average cost basis. The Company reserves for inventory, including slow-moving and aged inventory, based on current product demand, expected future demand and historical experience. A decrease in product demand due to changing customer tastes, buying patterns or increased competition could impact the Company's evaluation of its inventory and additional reserves might be required. Estimates may differ from actual results due to the quantity, quality and mix of products in inventory, consumer and retailer preferences and market conditions. At June 28, 2025, a 10% change in the inventory reserve, would not have resulted in a material change in inventory and cost of sales.

Goodwill and Other Intangible Assets

Upon acquisition, the Company estimates and records the fair value of purchased intangible assets, which primarily consists of brands, customer relationships, right-of-use assets and order backlog. Goodwill and certain other intangible assets deemed to have indefinite useful lives, including brand intangible assets, are not amortized, but are assessed for impairment at least annually. Finite-lived intangible assets are amortized over their respective estimated useful lives and, along with other long-lived assets as noted above, are evaluated for impairment periodically whenever events or changes in circumstances indicate that their related carrying values may not be fully recoverable. Estimates of fair value for finite-lived and indefinite-lived intangible assets are primarily determined using discounted cash flows and the multi-period excess earnings method, respectively, with consideration of market comparisons as appropriate. This approach uses significant estimates and assumptions, including projected future cash flows, discount rates and growth rates.

The Company generally performs its annual goodwill and indefinite-lived intangible assets impairment analysis using a quantitative approach. The quantitative goodwill impairment test identifies the existence of potential impairment by comparing the fair value of each reporting unit with its carrying value, including goodwill. If the fair value of a reporting unit exceeds its carrying value, the reporting unit's goodwill is considered not to be impaired. If the carrying value of a reporting unit exceeds its fair value, an impairment charge is recognized in an amount equal to that excess. The impairment charge recognized is limited to the amount of goodwill allocated to that reporting unit.

Determination of the fair value of a reporting unit and intangible asset is based on management's assessment, considering independent third-party appraisals when necessary. Furthermore, this determination is judgmental in nature and often involves the use of significant estimates and assumptions, which may include projected future cash flows, discount rates, growth rates, and determination of appropriate market comparables and recent transactions. These estimates and assumptions could have a significant impact on whether or not an impairment charge is recognized and the amount of any such charge.

The Company performs its annual impairment assessment of goodwill as well as brand intangibles at the beginning of the fourth quarter of each fiscal year. During the fourth quarter of fiscal 2025, the Company performed its annual goodwill and indefinite-lived intangible assets impairment analysis. The assessment concluded that the fair values of the Kate Spade reporting unit and indefinite-lived brand intangible asset did not exceed their respective carrying values due to a reduction in both current and future expected cash flows, which includes an estimated impact of cost increases due to changes in tariff and trade policies. Accordingly, the Company recorded $244.1 million of impairment charges to goodwill for the Kate Spade reporting unit during the fourth quarter of the fiscal year. The Company also recorded an impairment charge of $610.7 million related to the Kate Spade indefinite-lived brand intangible. The Company determined that there was no impairment in fiscal 2024 or fiscal 2023.

Several factors could impact the Kate Spade brand's ability to achieve expected future cash flows, including the optimization of the store fleet productivity, the success of international expansion strategies, the impact of promotional activity, continued economic volatility and potential operational challenges related to the macroeconomic factors, the reception of new collections in all business channels and other initiatives aimed at increasing profitability of the business. If profitability trends decline during fiscal 2026 from those that are expected, it is possible that an interim test, or our annual impairment test, could result in an impairment of these assets.

Based on the annual assessment in fiscal 2025 of the Coach brand reporting unit, the Company determined the fair values significantly exceeded their respective carrying values, therefore resulting in no impairment.

Valuation of Long-Lived Assets

Long-lived assets, such as Property and equipment and Operating lease right-of-use ("ROU") assets, are evaluated for impairment whenever events or circumstances indicate that the carrying value of the assets may not be recoverable. In evaluating long-lived assets for recoverability, the Company uses its best estimate of future cash flows expected to result from the use of the related asset group and its eventual disposition. To the extent that estimated future undiscounted net cash flows attributable to the asset are less than its carrying value, an impairment loss is recognized equal to the difference between the carrying value of such asset and its fair value, considering external market participant assumptions.

In determining future cash flows, the Company takes various factors into account, including the effects of macroeconomic trends such as consumer spending, in-store capital investments, promotional cadence, the level of advertising and changes in merchandising strategy. Since the determination of future cash flows is an estimate of future performance, there may be future impairments in the event that future cash flows do not meet expectations.

The Company recorded $8.8 million and $6.3 million of impairment charges within SG&A expense in the Consolidated Statement of Operations in fiscal 2025 and fiscal 2024, respectively.

Share-Based Compensation

The Company recognizes the cost of equity awards to employees and the non-employee Directors based on the grant-date fair value of those awards. The grant-date fair values of share unit awards are based on the fair value of the Company's common stock on the date of grant. The grant-date fair value of stock option awards is determined using the Black-Scholes option pricing model and involves several assumptions, including the expected term of the option, expected volatility and dividend yield. The expected term of options represents the period of time that the options granted are expected to be outstanding and is based on historical experience. Expected volatility is based on historical volatility of the Company's stock as well as the implied volatility from publicly traded options on the Company's stock. Dividend yield is based on the current expected annual dividend per share and the Company's stock price. Changes in the assumptions used to determine the Black-Scholes value could result in significant changes in the Black-Scholes value.

For stock options and share unit awards, the Company recognizes share-based compensation net of estimated forfeitures and revises the estimates in subsequent periods if actual forfeitures differ from the estimates. The Company estimates the forfeiture rate based on historical experience as well as expected future behavior.

The Company grants performance-based share awards to key executives, the vesting of which is subject to the executive's continuing employment and the Company's or individual's achievement of certain performance goals. On a quarterly basis, the Company assesses actual performance versus the predetermined performance goals and adjusts the share-based compensation expense to reflect the relative performance achievement. Actual distributed shares are calculated upon conclusion of the service and performance periods, and include dividend equivalent shares. If the performance-based award incorporates a market condition, the grant-date fair value of such award is determined using a pricing model, such as a Monte Carlo Simulation.

A hypothetical 10% change in our stock-based compensation expense would not have a material impact to our fiscal 2025 net income.

Income Taxes

The Company's effective tax rate is based on pre-tax income, statutory tax rates, tax laws and regulations and tax planning strategies available in the various jurisdictions in which the Company operates. The Company classifies interest and penalties on uncertain tax positions in the Provision for income taxes. The Company records net deferred tax assets to the extent it believes that it is more likely than not that these assets will be realized. In making such determination, the Company considers all available evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent and expected future results of operation. The Company reduces deferred tax assets by a valuation allowance if, based upon the weight of available evidence, it is more likely than not that some amount of deferred tax assets is not expected to be realized. The Company is not permanently reinvested with respect to earnings of a limited number of foreign entities and has recorded the tax consequences of remitting earnings from these entities. The Company is permanently reinvested with respect to all other earnings.

The Company recognizes the impact of tax positions in the financial statements if those positions will more likely than not be sustained on audit, based on the technical merits of the position. Although the Company believes that the estimates and assumptions used are reasonable and legally supportable, the final determination of tax audits could be different than that which is reflected in historical tax provisions and recorded assets and liabilities. Tax authorities periodically audit the Company's income tax returns, these tax authorities may take a contrary position that could result in a significant impact on the Company's results of operations. Significant management judgment is required in determining the effective tax rate, in evaluating tax positions and in determining the net realizable value of deferred tax assets.

Refer to Note 15, "Income Taxes," for further information.

Recent Accounting Pronouncements

Refer to Note 3, "Significant Accounting Policies," to the accompanying audited consolidated financial statements for a description of certain recently adopted, issued or proposed accounting standards which may impact our consolidated financial statements in future reporting periods.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

The market risk inherent in our financial instruments represents the potential loss in fair value, earnings or cash flows, arising from adverse changes in foreign currency exchange rates or interest rates. The Company manages these exposures through operating and financing activities and, when appropriate, through the use of derivative financial instruments. The use of derivative financial instruments is in accordance with the Company's risk management policies, and we do not enter into derivative transactions for speculative or trading purposes.

The quantitative disclosures in the following discussion are based on quoted market prices obtained through independent pricing sources for the same or similar types of financial instruments, taking into consideration the underlying terms and maturities and theoretical pricing models. These quantitative disclosures do not represent the maximum possible loss or any expected loss that may occur, since actual results may differ from those estimates.

Foreign Currency Exchange Rate Risk

Foreign currency exposures arise from transactions, including firm commitments and anticipated contracts, denominated in a currency other than the entity's functional currency, and from foreign-denominated revenues and expenses translated into U.S. dollars. The majority of the Company's purchases and sales involving international parties, excluding international consumer sales, are denominated in U.S. dollars and, therefore, our foreign currency exchange risk is limited. The Company is exposed to risk from foreign currency exchange rate fluctuations resulting from its operating subsidiaries' transactions denominated in foreign currencies. To mitigate such risk, certain subsidiaries enter into forward currency contracts. As of June 28, 2025 and June 29, 2024, the total notional values of outstanding forward currency contracts designated as cash flow hedges were $735.0 million and $764.6 million, respectively. As a result of the use of derivative instruments, we are exposed to the risk that counterparties to the derivative instruments will fail to meet their contractual obligations. To mitigate the counterparty credit risk, we only enter into derivative contracts with carefully selected financial institutions. The Company also reviews the creditworthiness of our counterparties on a regular basis. As a result of the above considerations, we do not believe that we are exposed to any undue concentration of counterparty credit risk associated with our derivative contracts as of June 28, 2025.

The Company is also exposed to transaction risk from foreign currency exchange rate fluctuations with respect to various cross-currency intercompany loans, payables and receivables. This primarily includes exposure to exchange rate fluctuations in the Chinese Renminbi, the Singapore Dollar and the New Taiwan Dollar. To manage the exchange rate risk related to these balances, the Company enters into forward currency contracts. As of June 28, 2025 and June 29, 2024, the total notional values of outstanding forward foreign currency contracts related to these loans, payables and receivables were $157.0 million and $348.2 million, respectively.

The fair value of outstanding forward currency contracts included in current assets at June 28, 2025 and June 29, 2024 was $6.8 million and $58.3 million, respectively. The fair value of outstanding foreign currency contracts included in current liabilities at June 28, 2025 and June 29, 2024 was $8.0 million and $4.8 million, respectively. The fair value of these contracts is sensitive to changes in foreign currency exchange rates.

The Company is also exposed to foreign currency exchange rate fluctuations with respect to net investment hedges. As of June 28, 2025 and June 29, 2024, we have multiple fixed to fixed cross currency swap foreign exchange and forward foreign exchange agreements with aggregate notional amounts of $1.69 billion and $1.45 billion, respectively, predominately to hedge our net investment in Euro-denominated subsidiaries, Japanese Yen-denominated subsidiaries and Chinese Renminbi-denominated subsidiaries against future volatility in the exchange rates between the United States dollar and their local currencies. The fair values of outstanding derivative contracts related to net investment hedges included in current assets and long-term assets at June 28, 2025 and June 29, 2024 was $15.6 million and $32.2 million, respectively. The fair values of outstanding derivative contracts related to net investment hedges included in current and long-term liabilities at June 28, 2025 and June 29, 2024 was $263.0 million and $139.4 million, respectively. Under the term of the cross currency swap contracts, we will exchange the semi-annual fixed rate payments on United States denominated debt for fixed rate payments of 5.5% to 6.4% in Euros, Japanese Yen and Chinese Renminbi for fixed rate payments of 5.5% to 7.9% in USD.

We perform a sensitivity analysis to determine the effects that market risk exposures may have on the fair values of our forward foreign currency exchange contracts and net investment hedges. We assess the risk of loss in the fair values of these contracts that would result from hypothetical changes in foreign currency exchange rates. This analysis assumes a like movement by the foreign currencies in our hedge portfolio against the U.S. Dollar. As of June 28, 2025, a 10% appreciation or depreciation of the U.S. Dollar against the foreign currencies under contract would result in a net increase or decrease, respectively, in the fair value of our derivative portfolio of approximately $294 million. This hypothetical net change in fair value should ultimately be largely offset by the net change in the related underlying hedged items. Refer to Note 10, "Derivative Investments and Hedging Activities," for additional information.

Interest Rate Risk

The Company is exposed to interest rate risk in relation to its indebtedness and investments. Our exposure to changes in interest rates is primarily attributable to debt outstanding under the Amended Revolving Credit Facility. Refer to Note 12, "Debt," for additional information.

Our exposure to changes in interest rates is primarily attributable to debt outstanding under the $2.00 Billion Amended Revolving Credit Facility. Borrowings under the Amended Revolving Credit Facility bear interest at a rate per annum equal to, at the Company's option, (i) for borrowings in U.S. Dollars, either (a) an alternate base rate or (b) a term secured overnight financing rate, (ii) for borrowings in Euros, the Euro Interbank Offered Rate, (iii) for borrowings in Pounds Sterling, the Sterling Overnight Index Average Reference Rate and (iv) for borrowings in Japanese Yen, the Tokyo Interbank Offer Rate, plus, in each case, an applicable margin. The applicable margin will be adjusted by reference to a grid (the "Pricing Grid") based on the ratio of (a) consolidated debt (subject to reduction for certain debt incurred in connection with a pending acquisition or for debt being discharged, satisfied or defeased), to (b) consolidated EBITDAR. Borrowings under the Amended Revolving Credit Facility are subject to interest rate risk due to changes in SOFR. A hypothetical 10% change in the Amended Revolving Credit Facility interest rates would have resulted in an immaterial change in interest expense in fiscal 2025.

The Company is exposed to changes in interest rates related to the fair value of the senior unsecured notes.

The following table shows the estimated fair values of the senior unsecured notes at June 28, 2025 and June 29, 2024 based on external pricing data, including available quoted market prices of the instruments, and consideration of comparable debt instruments with similar interest rates and trading frequency, among other factors, and are classified as Level 2 measurements within the fair value hierarchy:

	June 28, 2025	June 29, 2024
	(millions)	
USD Senior Notes:		
4.250% Senior Notes due 2025	$ —	$ 300.2
7.050% Senior Notes due 2025	—	508.1
7.000% Senior Notes due 2026	—	770.7
4.125% Senior Notes due 2027	393.0	378.2
7.350% Senior Notes due 2028	—	1,036.5
5.100% Senior Notes due 2030	756.8	—
7.700% Senior Notes due 2030	—	1,042.9
3.050% Senior Notes due 2032	443.2	402.9
7.850% Senior Notes due 2033	—	1,311.3
5.500% Senior Notes due 2035	748.2	—
EUR Senior Notes:		
5.350% EUR Senior Notes due 2025[1]	—	543.8
5.375% EUR Senior Notes due 2027[1]	—	550.8
5.875% EUR Senior Notes due 2031[1]	—	556.4

---

[1] The fair values of the Capri Acquisition EUR Senior Notes include the impact of changes in the exchange rate of the United States Dollar against the Euro.

The interest rate payable on the 4.125% Senior Notes due 2027 will be subject to adjustments from time to time if either Moody's or S&P or a substitute rating agency downgrades (or downgrades and subsequently upgrades) the credit rating assigned to the respective senior notes of such series. Refer to Note 12, "Debt" for further information on these instruments.

The Company's investment portfolio is maintained in accordance with the Company's investment policy, which defines our investment principles including credit quality standards and limits the credit exposure of any single issuer. The primary objective of our investment activities is the preservation of principal while maximizing interest income and minimizing risk. We do not hold any investments for trading purposes.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Refer to "Index to Financial Statements," appearing at the end of this Annual Report on Form 10-K.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We have evaluated, under the supervision and with the participation of management, including our principal executive and principal financial officers, the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended, as of the end of the fiscal year covered by this annual report. Based on that evaluation, our principal executive and principal financial officers have concluded that the Company's disclosure controls and procedures were effective at the reasonable assurance level as of the fiscal year-end covered by this Annual Report on Form 10-K.

Management's Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal controls over financial reporting as defined in Rule 13a-15(f). The Company's internal control system was designed to provide reasonable assurance to the Company's management and Board regarding the preparation and fair presentation of published financial statements. Management evaluated the effectiveness of the Company's internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission in Internal Control — Integrated Framework in 2013. Management, under the supervision and with the participation of the Company's CEO and CFO, assessed the effectiveness of the Company's internal control over financial reporting as of June 28, 2025 and concluded that it was effective at the reasonable assurance level.

The Company's independent auditors have issued an audit report on the Company's internal control over financial reporting as of June 28, 2025 as included elsewhere herein.

Changes in Internal Control over Financial Reporting

There were no changes in the Company's internal control over financial reporting during the fourth quarter of 2025 that were identified in connection with management's evaluation required by paragraph (d) of Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934, as amended, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

There was no adoption, modification or termination of any Rule 10b5-1 plan or other trading arrangements by our directors and officers during the quarter ended June 28, 2025.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required to be included by Item 10 of Form 10-K will be included in the Proxy Statement for the 2025 Annual Meeting of Stockholders (the "2025 Proxy Statement") and such information is incorporated by reference herein. The 2025 Proxy Statement will be filed with the Commission within 120 days after the end of the fiscal year covered by this Form 10-K pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item will be included in the 2025 Proxy Statement and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information under the headings "Securities Authorized for Issuance Under Equity Compensation Plans" and "Tapestry Stock Ownership by Certain Beneficial Owners and Management" in the Company's Proxy Statement for the 2025 Annual Meeting of Stockholders is incorporated herein by reference.

There are no arrangements known to the registrant that may at a subsequent date result in a change in control of the registrant.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item will be included in the 2025 Proxy Statement and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item will be included in the 2025 Proxy Statement and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this report:

(1) Financial Statements. For a list of financial statements filed as part of this report refer to "Index to Consolidated Financial Statements and Supplementary Information" which appears following the signature page below.

(2) Financial Statement Schedules:

Schedule II - Valuation and Qualifying Accounts

All other financial statement schedules are omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or Notes thereto included in this Form 10-K.

(3) Exhibits:

In reviewing agreements included as exhibits to this report, please remember they are included to provide you with information regarding their terms and are not intended to provide any other factual or disclosure information about the Company or the other parties to the agreements. The agreements contain representations, warranties, covenants and conditions by or of each of the parties to the applicable agreement. These representations, warranties, covenants and conditions have been made solely for the benefit of the other parties to the applicable agreement and:

(i) should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;

(ii) may have been qualified by disclosures that were made to the other party in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement;

(iii) may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors, or under federal securities law; and

(iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments.

Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time. Additional information about the Company may be found elsewhere in this report and the Company's other public filings, which are available without charge through the SEC's website at http://www.sec.gov.

Exhibit	Description
3.1	Articles of Incorporation, dated June 1, 2000, which is incorporated herein by reference from Exhibit 3.1 of to the Registrant's Registration Statement on Form S-1 filed on June 16, 2000
3.2	Articles Supplementary of Coach, Inc., dated May 3, 2001, which is incorporated herein by reference from Exhibit 3.2 to the Registrant's Current Report on Form 8-K filed on May 9, 2001
3.3	Articles of Amendment of Coach, Inc., dated May 3, 2001, which is incorporated herein by reference from Exhibit 3.3 to the Registrant's Current Report on Form 8-K filed on May 9, 2001
3.4	Articles of Amendment of Coach, Inc., dated May 3, 2002, which is incorporated by reference from Exhibit 3.4 to the Registrant's Annual Report on Form 10-K for the fiscal year ended June 29, 2002
3.5	Articles of Amendment of Coach, Inc., dated February 1, 2005, which is incorporated by reference from Exhibit 99.1 to the Registrant's Current Report on Form 8-K filed on February 2, 2005
3.6	Articles of Amendment to Charter of the Registrant, effective as of October 31, 2017, which is incorporated by reference from Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on October 31, 2017
3.7	Bylaws of the Registrant, effective as of April 12, 2023, which is incorporated herein by reference from Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on April 13, 2023
4.1	Specimen Certificate for Common Stock of the Registrant which is incorporated by reference from Exhibit 4.1 to the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 2018, filed on August 16, 2018
4.2	Indenture, dated as of March 2, 2015, between Coach, Inc. and U.S. Bank National Association, as trustee, which is incorporated herein by reference from Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on March 2, 2015
4.3	Third Supplemental Indenture, dated as of June 20, 2017, relating to the 4.125% senior unsecured notes due 2027, between Coach, Inc. and U.S. Bank National Association, as trustee, which is incorporated by reference from Exhibit 4.2 to the Registrant's Current Report on Form 8-K, filed on June 20, 2017

Exhibit	Description
4.4	Form of 4.125% senior unsecured notes due 2027 (included in the Third Supplemental Indenture), which is incorporated by reference from Exhibit 4.4 to the Registrant's Current Report on Form 8-K, filed on June 20, 2017
4.5	Indenture, dated as of December 1, 2021, between the Registrant and U.S. Bank National Association, as trustee, which is incorporated herein by reference from Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on December 1, 2021
4.6	First Supplemental Indenture, dated as of December 1, 2021, relating to the 3.050% senior unsecured notes due 2032, between the Registrant and U.S. Bank National Association, as trustee, which is incorporated by reference from Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed on December 1, 2021
4.7	Form of 3.050% senior unsecured notes due 2032 (included in the First Supplemental Indenture), which is incorporated by reference from Exhibit 4.3 to the Registrant's Current Report on Form 8-K, filed on December 1, 2021
4.8	Base Indenture, dated as of December 11, 2024, between the Registrant and U.S. Bank Trust Company, National Association, as trustee, which is incorporated by reference from Exhibit 4.1 to the Registrant's Current Report on Form 8-K, filed on December 11, 2024
4.9	First Supplemental Indenture, dated as of December 11, 2024, relating to the 5.100% senior unsecured notes due 2030 and the 5.500% senior unsecured notes due 2035, between the Registrant and U.S. Bank Trust Company, National Association, as trustee, which is incorporated by reference from Exhibit 4.2 to the Registrant's Current Report on Form 8-K, filed on December 11, 2024
4.10	Form of 5.100% senior unsecured notes due 2030 (included in the First Supplemental Indenture), which is incorporated by reference from Exhibit 4.3 to the Registrant's Current Report on Form 8-K, filed on December 11, 2024
4.11	Form of 5.500% senior unsecured notes due 2035 (included in the First Supplemental Indenture), which is incorporated by reference from Exhibit 4.4 to the Registrant's Current Report on Form 8-K, filed on December 11, 2024
4.12	Description of Securities, which is incorporated by reference from Exhibit 4.9 to the Registrant's Annual Report on Form 10-K for the fiscal year ended June 27, 2020
10.1†	Coach, Inc. Non-Qualified Deferred Compensation Plan for Outside Directors, which is incorporated by reference from Exhibit 10.14 to the Registrant's Annual Report on Form 10-K for the fiscal year ended June 28, 2003
10.2†	Amended and Restated Tapestry, Inc. 2001 Employee Stock Purchase Plan, which is incorporated by reference to Appendix C to the Registrant's Definitive Proxy Statement for the 2016 Annual Meeting of Stockholders filed on September 30, 2016
10.3†	Coach, Inc. 2004 Stock Incentive Plan, which is incorporated by reference from Appendix A to the Registrant's Definitive Proxy Statement for the 2004 Annual Meeting of Stockholders, filed on September 29, 2004
10.4†	Coach, Inc. 2010 Stock Incentive Plan, which is incorporated by reference from Appendix A to the Registrant's Definitive Proxy Statement for the 2010 Annual Meeting of Stockholders, filed on September 24, 2010
10.5†	Amendment to the Coach, Inc. 2010 Stock Incentive Plan, which is incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on September 22, 2014
10.6†	Coach, Inc. Amended and Restated 2010 Stock Incentive Plan, which is incorporated herein by reference from Appendix B to the Registrant's Definitive Proxy Statement for the 2014 Annual Meeting of Stockholders, filed on September 26, 2014
10.7†	Coach, Inc. Amended and Restated 2010 Stock Incentive Plan (Amended and Restated as of September 18, 2015), which is incorporated herein by reference from Appendix B to the Registrant's Definitive Proxy Statement for the 2015 Annual Meeting of Stockholders, filed on September 25, 2015
10.8†	Coach Inc. Executive Deferred Compensation Plan, effective as of January 1, 2016, which is incorporated herein by reference from Exhibit 10.10 to the Registrant's Annual Report on Form 10-K for the fiscal year ended June 29, 2019
10.9†	Coach, Inc. Amended and Restated 2010 Stock Incentive Plan (Amended and Restated as of September 23, 2016), which is incorporated herein by reference from Appendix B to the Registrant's Definitive Proxy Statement for the 2016 Annual Meeting of the Stockholders, filed on September 30, 2016
10.10†	Coach, Inc. Amended and Restated 2010 Stock Incentive Plan (Amended and Restated as of September 20, 2017), which is incorporated herein by reference from Appendix B to the Registrant's Definitive Proxy Statement for the 2017 Annual Meeting of the Stockholders, filed on September 29, 2017
10.11†	Tapestry Inc. 2018 Stock Incentive Plan, which is incorporated herein by reference from Appendix B to the Registrant's Definitive Proxy Statement for the 2018 Annual Meeting of Stockholders, filed on September 28, 2018
10.12†	Form of Stock Option Grant Notice and Agreement under the Tapestry, Inc. 2018 Stock Incentive Plan, which is incorporated herein by reference from Exhibit 10.14 to the Registrant's Annual Report on Form 10-K for the fiscal year ended June 29, 2019

Exhibit	Description
10.13†	Form of Restricted Stock Unit Award Grant Notice and Agreement under the Tapestry, Inc. 2018 Stock Incentive Plan, which is incorporated herein by reference from Exhibit 10.15 to the Registrant's Annual Report on Form 10-K for the fiscal year ended June 29, 2019
10.14†	Form of Performance Restricted Stock Unit Agreement Grant Notice and Agreement under the Tapestry, Inc. 2018 Stock Incentive Plan, which is incorporated herein by reference from Exhibit 10.16 to the Registrant's Annual Report on Form 10-K for the fiscal year ended June 29, 2019
10.15†	Form of Stock Option Grant Notice and Agreement for Outside Directors under the Tapestry, Inc. 2018 Stock Incentive Plan, which is incorporated by reference from Exhibit 10.3 to the Registrant's Quarterly Report on Form-Q for the period ended December 29, 2018
10.16†	Form of Restricted Stock Unit Grant Notice and Agreement for Outside Directors under the Tapestry, Inc. 2018 Stock Incentive Plan, which is incorporated by reference from Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the period ended December 29, 2018
10.17†	Tapestry, Inc. 2018 Performance-Based Annual Incentive Plan, which is incorporated herein by reference from Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed on August 10, 2018
10.18	Redemption Agreement and Amendment to Limited Liability Company Agreement, dated as of August 1, 2016, by and between Legacy Yards LLC, Coach Legacy Yards LLC and Podium Fund Tower C SPV LLC, which is incorporated by reference from Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the period ended October 1, 2016
10.19	Lease Agreement, dated as of August 1, 2016, by and between Coach, Inc. and Legacy Yards Tenant LP, which is incorporated by reference from Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the period ended October 1, 2016
10.20	Amended and Restated Development Agreement, dated as of August 1, 2016, by and between ERY Developer LLC and Coach Legacy Yards LLC, which is incorporated by reference from Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the period ended October 1, 2016
10.21	Sublease, dated as of September 13, 2017 between Coach, Inc. and The Guardian Life Insurance Company of America, a New York mutual insurance company, which is incorporated by reference from Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed on September 14, 2017.
10.22†	Tapestry, Inc. Severance Pay Plan for Vice Presidents and Above, Amended and Restated effective May 9, 2019, which is incorporated herein by reference from Exhibit 10.38 to the Registrant's Annual Report on Form 10-K for the fiscal year ended June 29, 2019
10.23†	Tapestry, Inc. Special Severance Plan, effective August 12, 2019, which is incorporated herein by reference from Exhibit 10.40 to the Registrant's Annual Report on Form 10-K for the fiscal year ended June 29, 2019
10.24†	Amended & Restated Tapestry Inc. 2018 Stock Incentive Plan, which is incorporated herein by reference from Appendix B to the Registrant's Definitive Proxy Statement for the 2019 Annual Meeting of Stockholders, filed on September 27, 2019
10.25	Credit Agreement, dated as of October 24, 2019, by and among the Registrant, Bank of America, N.A. as Administrative Agent, JPMorgan Chase Bank, N.A. and HSBC Bank USA, N.A., as Co-Syndication Agents, and the other lenders party thereto, incorporated by reference from Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q filed on November 7, 2019
10.26	Amendment No. 1, dated May 19, 2020, to the Credit Agreement, dated as of October 24, 2019 by and among the Registrant, Bank of America, N.A. as Administrative Agent, JPMorgan Chase Bank, N.A. and HSBC Bank USA, N.A., as Co-Syndication Agents, and the other lenders party thereto, which is incorporated herein by reference from Exhibit 10.37 to the Registrant's Annual Report on Form 10-K for the fiscal year ended June 27, 2020
10.27†	Second Amended and Restated Tapestry Inc. 2018 Stock Incentive Plan, which is incorporated by reference from Appendix B to the Registrant's Definitive Proxy Statement for the 2020 Annual Meeting of Stockholders, filed on September 25, 2020
10.28†	Letter Agreement, dated October 24, 2020 between the Registrant and Joanne Crevoiserat, incorporated by reference from Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 26, 2020
10.29	First Amendment to Lease, dated as of March 12, 2021, between Legacy Yards Tenant LP, a Delaware limited partnership and the Registrant, incorporated by reference from Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q
10.30†	Letter Agreement, dated April 12, 2021, between the Registrant and Todd Kahn, incorporated by reference from Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q
10.31†	Letter Agreement, dated April 26, 2021, between the Registrant and Scott Roe, incorporated by reference from Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q
10.32	Waiver, dated August 11, 2021, to the Credit Agreement, dated as of October 24, 2019 by and among the Registrant, Tapestry, Inc., Bank of America, N.A. as Administrative Agent, JPMorgan Chase Bank, N.A. and HSBC Bank USA, N.A., as Co-Syndication Agents, and the other lenders party thereto, which is incorporated herein by reference from Exhibit 10.44 to the Registrant's Annual Report on Form 10-K for the fiscal year ended July 3, 2021

Exhibit	Description
10.33	Credit Agreement dated as of May 11, 2022, among the Registrant, the foreign subsidiary borrowers from time to time party thereto, the lenders from time to time party thereto, and Bank of America, N.A. as administrative agent, incorporated by reference from Exhibit 1.1 to the Registrant's Current Report on Form 8-K filed on May 12, 2022
10.34†	Letter Agreement, dated August 4, 2022, between the Registrant and Scott Roe, incorporated by reference from Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed on August 4, 2022
10.35*†	Letter Agreement, dated August 11, 2023, between the Registrant and Denise Kulikowsky
10.36	Amendment No. 1, dated as of August 30, 2023, to the Credit Agreement, dated as of May 11, 2022, among the Registrant, the lenders party thereto and Bank of America, N.A., as administrative agent, which is incorporated herein by reference from Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on November 9, 2023
10.37	Termination Agreement, dated November 13, 2024, by and among the Registrant, Sunrise Merger Sub, Inc. and Capri Holdings Limited, incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the SEC on November 14, 2024
10.38	Term Loan Credit Agreement dated November 21, 2024 by and among the Registrant, Bank of America, N.A., as administrative agent, BofA Securities, Inc. and Morgan Stanley Senior Lending, Inc., as joint lead arrangers and the lenders party thereto, incorporated herein by reference from Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on November 22, 2024
10.39	Form of ASR Agreement, incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the SEC on November 22, 2024
10.40	Amendment No. 2, dated as of December 20, 2024, to the Credit Agreement, dated as of May 11, 2022 (as amended by Amendment No. 1, dated as of August 30, 2023) among the Registrant, the lenders party thereto and Bank of America, N.A., as administrative agent, which is incorporated herein by reference from Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q filed on February 6, 2025
10.41	Credit Agreement dated as of May 22, 2025, among the Registrant, the foreign subsidiary borrowers from time to time party thereto, the lenders party thereto, and Bank of America, N.A., as administrative agent, which is incorporated herein by reference from Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed on May 23, 2025
19.1	Insider Trading Policies and Procedures of the Registrant, which is incorporated by reference from Exhibit 19.1 to the Registrant's Annual Report on Form 10-K filed on August 15, 2024
21.1*	List of Subsidiaries of the Registrant
23.1*	Consent of Deloitte & Touche LLP
31.1*	Rule 13(a)-14(a)/15(d)-14(a) Certification of the Registrant's Chief Executive Officer
31.2*	Rule 13(a)-14(a)/15(d)-14(a) Certification of the Registrant's Chief Financial Officer
32.1*	Section 1350 Certification of the Registrant's Chief Executive Officer
32.2*	Section 1350 Certification of the Registrant's Chief Financial Officer
97.1	Clawback Policy of the Registrant. which is incorporated by reference from Exhibit 97.1 to the Registrant's Annual Report on Form 10-K filed on August 15, 2024
101.INS*	Inline XBRL Instance Document
	Note: the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Filed herewith

† Management contract or compensatory plan or arrangement.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAPESTRY, INC.

Date: August 14, 2025

By: /s/ Joanne C. Crevoiserat

Name: Joanne C. Crevoiserat
Title: Chief Executive Officer, and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated below on August 14, 2025.

Signature	Title
/s/ Joanne C. Crevoiserat Joanne C. Crevoiserat	Chief Executive Officer, and Director (Principal Executive Officer)
/s/ Scott A. Roe Scott A. Roe	Chief Financial Officer & Chief Operating Officer (Principal Financial Officer)
/s/ Manesh B. Dadlani Manesh B. Dadlani	Corporate Controller (Principal Accounting Officer)
/s/ Anne Gates Anne Gates	Independent Chair, Board of Directors
/s/ John P. Bilbrey John P. Bilbrey	Director
/s/ Darrell Cavens Darrell Cavens	Director
/s/ David Elkins David Elkins	Director
/s/ Johanna W. Faber Johanna W. Faber	Director
/s/ Thomas R. Greco Thomas R. Greco	Director
/s/ Kevin Hourican Kevin Hourican	Director
/s/ Alan Lau Alan Lau	Director
/s/ Pam Lifford Pam Lifford	Director
/s/ Annabelle Yu Long Annabelle Yu Long	Director

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

All other schedules are omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or Notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Tapestry, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Tapestry, Inc. and subsidiaries (the "Company") as of June 28, 2025 and June 29, 2024, the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows, for each of the three years in the period ended June 28, 2025, and the related notes and the financial statement Schedule II listed in the Index to the Consolidated Financial Statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 28, 2025 and June 29, 2024, and the results of its operations and its cash flows for each of the three years in the period ended June 28, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of June 28, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 14, 2025, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill and Indefinite-lived Brand Intangible - Kate Spade - Refer to Notes 3 and 14 to the financial statements

Critical Audit Matter Description

The Company's evaluation of goodwill and indefinite-lived brand intangible assets for impairment involves the comparison of carrying value to their respective fair values. The determination of the fair values requires management to make significant estimates and assumptions related to forecasts of future cash flows and growth rates, as well as discount rates. Changes in these assumptions could have a significant impact on either the fair values, the amount of any impairment charge, or both. For the year ended June 28, 2025, the Company recorded impairment charges of $244.1 million and $610.7 million related to Kate Spade Reporting Unit and Kate Spade indefinite-lived brand intangible, respectively.

Given the significant judgments made by management to estimate the fair value of the Kate Spade operations used in both the brand's goodwill and indefinite-lived brand intangible fair value analyses, and the difference between their fair values and carrying values, performing auditing procedures to evaluate the reasonableness of management's judgments regarding the business and valuation assumptions utilized in the valuation model, particularly the forecasts of future cash flows and growth rates and the selection of the discount rate, and market multiples required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the forecasts, discount rates, and market multiples used by management to estimate the fair value of the Reporting Unit included the following, among others:

- We tested the effectiveness of management's controls over Kate Spade's goodwill and indefinite-lived brand intangible asset impairment evaluations, including controls over the forecasts of future Kate Spade revenue and profit margin, the selection of the discount rate and market multiples.

- We evaluated management's ability to accurately project the forecasts by performing a retrospective review of actual results to management's historical forecasts.

- We evaluated the reasonableness of management's projected forecasts by:

  ◦ Comparing the forecasts to information included in the Company's communications to the Board of Directors, industry reports, and analyst reports for the Company and certain of its peer companies;

  ◦ Comparing the forecasts to historical financial results;

  ◦ Evaluating the impact of changes in the regulatory environment on management's forecasts;

  ◦ Conducting inquiries with management; and

  ◦ Evaluating whether the forecasts were consistent with evidence obtained in other areas of the audit

- With the assistance of our fair value specialists, we evaluated the reasonableness valuation approaches for the Kate Spade Reporting Unit and the Kate Spade indefinite-lived brand intangible asset:

  ◦ Testing the inputs underlying the determination of the discount rate and testing the mathematical accuracy of the calculation;

  ◦ Developing a range of independent estimates and comparing those to the discount rate selected by management;

  ◦ Evaluating the reasonableness of the selected methodology to value the Kate Spade indefinite-lived brand intangible;

  ◦ Evaluating the reasonableness of the selected guideline public companies as well as benchmarking the selected multiples against these guidelines public companies;

  ◦ Testing the source information underlying the determination of the market multiples;

  ◦ Evaluating the acceptability of the weighting applied to value indications from different valuation techniques; and

  ◦ Evaluating the implied equity premium and the market value of equity

- We evaluated the reasonableness of the inputs and the mathematical accuracy of the calculation used to calculate the impairment recorded.

/s/ DELOITTE & TOUCHE LLP

New York, New York
August 14, 2025

We have served as the Company's auditor since 2002.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Tapestry, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Tapestry, Inc. and subsidiaries (the "Company") as of June 28, 2025 based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 28, 2025, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements and financial statement schedule as of and for the year ended June 28, 2025, of the Company and our report dated August 14, 2025, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE & TOUCHE LLP

New York, New York
August 14, 2025

TAPESTRY, INC.

CONSOLIDATED BALANCE SHEETS

	June 28, 2025	June 29, 2024
	(millions)	
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 1,100.0	$ 6,142.0
Short-term investments	19.6	1,061.8
Trade accounts receivable, less allowances for credit losses of $5.7 and $6.9, respectively	239.3	228.2
Inventories	860.7	824.8
Income tax receivable	277.3	236.2
Prepaid expenses	133.8	170.9
Other current assets	98.5	139.8
Assets held for sale	176.4	—
Total current assets	2,905.6	8,803.7
Property and equipment, net of accumulated depreciation of $1,215.0 and $1,263.3, respectively	489.5	514.7
Operating lease right-of-use assets	1,331.0	1,314.4
Goodwill	983.3	1,204.1
Intangible assets	719.6	1,353.6
Deferred income taxes	33.8	44.1
Other assets	117.7	161.7
Total assets	$ 6,580.5	$ 13,396.3
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 456.1	$ 452.2
Accrued liabilities	736.9	656.3
Current portion of operating lease liabilities	299.0	299.7
Current debt	16.7	303.4
Liabilities held for sale	48.2	—
Total current liabilities	1,556.9	1,711.6
Long-term debt	2,377.9	6,937.2
Long-term operating lease liabilities	1,205.6	1,224.2
Deferred income taxes	79.8	251.3
Other liabilities	502.5	375.1
Total liabilities	5,722.7	10,499.4

See Note 13 on commitments and contingencies

Stockholders' Equity:		
Preferred stock: (authorized 25.0 million shares; $0.01 par value) none issued	—	—
Common stock: (authorized 1.00 billion shares; $0.01 par value) issued and outstanding – 208.1 million and 230.2 million shares, respectively	2.1	2.3
Additional paid-in-capital	3,673.7	3,762.7
Retained earnings (accumulated deficit)	(2,556.8)	(722.2)
Accumulated other comprehensive income (loss)	(261.2)	(145.9)
Total stockholders' equity	857.8	2,896.9
Total liabilities and stockholders' equity	$ 6,580.5	$ 13,396.3

See accompanying Notes.

CONSOLIDATED STATEMENTS OF OPERATIONS

		Fiscal Year Ended				
		June 28, 2025		June 29, 2024		July 1, 2023
		(millions, except per share data)				
Net sales	$	7,010.7	$	6,671.2	$	6,660.9
Cost of sales		1,721.8		1,781.7		1,946.0
Gross profit		5,288.9		4,889.5		4,714.9
Other selling, general and administrative expenses		4,019.1		3,749.4		3,542.5
Impairment of goodwill and intangible assets		854.8		—		—
Operating income (loss)		415.0		1,140.1		1,172.4
Loss on extinguishment of debt		120.1		—		—
Interest expense, net		85.4		125.0		27.6
Other expense (income)		(6.6)		3.2		1.7
Income (loss) before provision for income taxes		216.1		1,011.9		1,143.1
Provision for income taxes		32.9		195.9		207.1
Net income (loss)	$	183.2	$	816.0	$	936.0
Net income (loss) per share:						
Basic	$	0.84	$	3.56	$	3.96
Diluted	$	0.82	$	3.50	$	3.88
Shares used in computing net income (loss) per share:						
Basic		216.8		229.2		236.4
Diluted		222.5		233.2		241.3

See accompanying Notes.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Fiscal Year Ended					
	June 28, 2025		June 29, 2024		July 1, 2023	
	(millions)					
Net income (loss)	$	183.2	$	816.0	$	936.0
Other comprehensive income (loss), net of tax:						
Unrealized gains (losses) on cash flow hedging derivatives, net		(57.2)		22.2		37.2
Unrealized gains (losses) on available-for-sale investments, net		0.2		(0.2)		0.5
Foreign currency translation adjustments		(58.3)		22.0		(56.7)
Other comprehensive income (loss), net of tax		(115.3)		44.0		(19.0)
Comprehensive income (loss)	$	67.9	$	860.0	$	917.0

See accompanying Notes.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Shares of Common Stock	Common Stock	Additional Paid-in-Capital	Retained Earnings / (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
			(millions, except per share data)			
Balance at July 2, 2022	241.2	$ 2.4	$ 3,620.2	$ (1,166.2)	$ (170.9)	$ 2,285.5
Net income (loss)	—	—	—	936.0	—	936.0
Other comprehensive income (loss)	—	—	—	—	(19.0)	(19.0)
Shares issued, pursuant to stock-based compensation arrangements, net of shares withheld for taxes	4.0	0.1	(16.8)	—	—	(16.7)
Share-based compensation	—	—	78.8	—	—	78.8
Repurchase of common stock, including excise tax	(17.8)	(0.2)	—	(703.3)	—	(703.5)
Dividends declared ($1.20 per share)	—	—	—	(283.3)	—	(283.3)
Balance at July 1, 2023	227.4	2.3	3,682.2	(1,216.8)	(189.9)	2,277.8
Net income (loss)	—	—	—	816.0	—	816.0
Other comprehensive income (loss)	—	—	—	—	44.0	44.0
Shares issued, pursuant to stock-based compensation arrangements, net of shares withheld for taxes	2.8	—	(5.4)	—	—	(5.4)
Share-based compensation	—	—	85.9	—	—	85.9
Repurchase of common stock, including excise tax	—	—	—	—	—	—
Dividends declared ($1.40 per share)	—	—	—	(321.4)	—	(321.4)
Balance at June 29, 2024	**230.2**	**2.3**	**3,762.7**	**(722.2)**	**(145.9)**	**2,896.9**
Net income (loss)	—	—	—	183.2	—	183.2
Other comprehensive income (loss)	—	—	—	—	(115.3)	(115.3)
Shares issued, pursuant to stock-based compensation arrangements, net of shares withheld for taxes	**6.3**	—	**119.6**	—	—	**119.6**
Share-based compensation	—	—	**91.4**	—	—	**91.4**
Repurchase of common stock, including excise tax	**(28.4)**	**(0.2)**	**(300.0)**	**(1,718.5)**	—	**(2,018.7)**
Dividends declared ($1.40 per share)	—	—	—	**(299.3)**	—	**(299.3)**
Balance at June 28, 2025	**208.1**	**$ 2.1**	**$ 3,673.7**	**$ (2,556.8)**	**$ (261.2)**	**$ 857.8**

See accompanying Notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended		
	June 28, 2025	June 29, 2024	July 1, 2023
	(millions)		
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES			
Net income (loss)	$ 183.2	$ 816.0	$ 936.0
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	162.9	174.0	182.2
Impairment charges	854.8	—	—
Provision for bad debt	3.6	4.3	5.7
Loss on extinguishment of debt	120.1	—	—
Share-based compensation	87.3	85.9	78.8
Amortization of cloud computing arrangements	62.0	55.0	42.0
Deferred income taxes	(139.8)	2.5	41.2
Changes to lease related balances, net	(35.0)	(42.6)	(36.0)
Other non-cash charges, net	(43.2)	(7.4)	(15.8)
Changes in operating assets and liabilities:			
Trade accounts receivable	8.8	(37.3)	44.1
Inventories	(108.2)	85.8	49.9
Accounts payable	(15.0)	49.1	(98.1)
Accrued liabilities	56.0	91.6	(93.0)
Other liabilities	3.9	(21.2)	(61.1)
Other assets	15.2	(0.1)	(100.7)
Net cash provided by (used in) operating activities	1,216.6	1,255.6	975.2
CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES			
Purchases of investments	(1,886.4)	(2,713.0)	(6.7)
Proceeds from maturities and sales of investments	2,923.1	1,676.3	154.7
Purchases of property and equipment	(122.7)	(108.9)	(184.2)
Settlement of net investment hedge	—	103.7	41.9
Net cash provided by (used in) investing activities	914.0	(1,041.9)	5.7
CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES			
Payment of dividends	(299.3)	(321.4)	(283.3)
Repurchase of common stock	(1,718.7)	—	(703.5)
Share repurchase not yet settled	(300.0)	—	—
Proceeds from issuance of debt, net of discount	2,248.1	6,089.5	—
Payment of debt issuance costs	(13.4)	(78.3)	—
Payment of debt extinguishment costs	(63.5)	—	—
Proceeds from share-based awards	156.1	27.3	38.8
Repayment of debt	(7,163.3)	(468.8)	(31.2)
Taxes paid to net settle share-based awards	(36.5)	(32.7)	(55.6)
Proceeds from revolving credit facility	1,016.5	—	—
Repayment of revolving credit facility	(1,000.0)	—	—
Other financing activities	(1.2)	(1.2)	(1.1)
Net cash provided by (used in) financing activities	(7,175.2)	5,214.4	(1,035.9)
Effect of exchange rate changes on cash and cash equivalents	26.3	(12.2)	(8.7)
Net (decrease) increase in cash and cash equivalents, including cash classified within assets held for sale	(5,018.3)	5,415.9	(63.7)
Less: net (decrease) increase in cash classified within current assets held for sale	(23.7)	—	—
Net (decrease) increase in cash and cash equivalents	(5,042.0)	5,415.9	(63.7)
Cash and cash equivalents at beginning of year	6,142.0	726.1	789.8
Cash and cash equivalents at end of year	$ 1,100.0	$ 6,142.0	$ 726.1
Supplemental information:			
Cash paid for income taxes, net	$ 189.5	$ 200.1	$ 231.9
Cash paid for interest	$ 394.9	$ 262.8	$ 82.6
Non-cash investing activity – property and equipment obligations	$ 25.7	$ 15.1	$ 11.0

See accompanying Notes.

1. NATURE OF OPERATIONS

Tapestry, Inc. (the "Company") is a house of iconic accessories and lifestyle brands. Our global house of brands unites the magic of Coach and kate spade new york. Each of our brands are unique and independent, while sharing a commitment to innovation and authenticity defined by distinctive products and differentiated customer experiences across channels and geographies. We use our collective strengths to move our customers and empower our communities, to make the fashion industry more sustainable, and to harness the power of an inclusive culture. Individually, our brands are iconic. Together, we can stretch what's possible.

The Coach, Kate Spade and Stuart Weitzman segments include global sales of products to customers through our direct-to-consumer ("DTC"), wholesale and licensing businesses. On February 16, 2025, the Company entered into a sale and purchase agreement (the "Purchase Agreement") with Caleres, Inc. (the "Purchaser") to sell the Stuart Weitzman Business (defined below). The sale was completed on August 4, 2025. Refer to Note 5, "Acquisitions and Divestitures," and Note 21, "Subsequent Events," for further information.

2. BASIS OF PRESENTATION AND ORGANIZATION

Fiscal Year

The Company's fiscal year ends on the Saturday closest to June 30. Unless otherwise stated, references to years in the financial statements relate to fiscal years. The fiscal year ended June 28, 2025 ("fiscal 2025") was a 52-week period. The fiscal year ended June 29, 2024 ("fiscal 2024") was a 52-week period and the fiscal year ended July 1, 2023 ("fiscal 2023") was a 52-week period. The fiscal year ending June 27, 2026 ("fiscal 2026") will be a 52-week period.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and footnotes thereto. Actual results could differ from estimates in amounts that may be material to the financial statements.

Significant estimates inherent in the preparation of the consolidated financial statements include reserves for the realizability of inventory; asset retirement obligations; customer returns, end-of-season markdowns and operational chargebacks; useful lives and impairments of long-lived tangible and intangible assets; accounting for income taxes and related uncertain tax positions; accounting for business combinations; the valuation of stock-based compensation awards and related expected forfeiture rates; reserves for restructuring; and reserves for litigation and other contingencies, amongst others.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all 100% owned and controlled subsidiaries. All intercompany transactions and balances are eliminated in consolidation.

Additionally, GAAP requires the consolidation of all entities for which a Company has a controlling voting interest and all variable interest entities ("VIEs") for which a Company is deemed to be the primary beneficiary. An entity is generally a VIE if it meets any of the following criteria: (i) the entity has insufficient equity to finance its activities without additional subordinated financial support from other parties, (ii) the equity investors cannot make significant decisions about the entity's operations or (iii) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity or receive the expected returns of the entity and substantially all of the entity's activities involve or are conducted on behalf of the investor with disproportionately few voting rights.

Share Repurchases

The Company accounts for stock repurchases by allocating the repurchase price to common stock and retained earnings. Under Maryland law, the Company's state of incorporation, there are no treasury shares. All repurchased shares are authorized but unissued shares; these shares may be issued in the future for general corporate and other purposes. The Company may terminate or limit the stock repurchase program at any time. The Company accrues for the shares purchased under the share repurchase plan based on the trade date. Purchases of the Company's common stock may be executed through open market purchases including through purchase agreements under Rule 10b5-1, in privately negotiated transactions or in other transactions, including accelerated share repurchase programs. Excise tax on net share repurchases are recorded in Retained earnings as part of Stockholders' Equity.

3. SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

Cash and cash equivalents consist of cash balances and highly liquid investments with a maturity of three months or less at the date of purchase.

Investments

Short-term investments consist primarily of high-credit quality U.S. and non-U.S. issued corporate debt securities and U.S. Treasuries and government agency securities with original maturities greater than three months and with maturities within one year of balance sheet date, classified as available-for-sale. Long-term investments typically consist of high-credit quality U.S. and non-U.S. issued corporate debt securities, U.S. Treasuries and government agency securities, classified as available-for-sale, and recorded at fair value, with unrealized gains and losses recorded in other comprehensive income. Dividend and interest income are recognized when earned.

Concentration of Credit Risk

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of Cash and cash equivalents, investments and accounts receivable. The Company places its cash investments with high-credit quality financial institutions and generally invests primarily in corporate debt securities, money market instruments, U.S. government and agency debt securities, commercial paper and bank deposits placed with major banks and financial institutions. Accounts receivable is generally diversified due to the number of entities comprising the Company's customer base and their dispersion across many geographical regions. The Company believes no significant concentration of credit risk exists with respect to these investments and accounts receivable.

Inventories

The Company holds inventory that is sold through retail, including e-commerce, and wholesale distribution channels. Substantially all of the Company's inventories are comprised of finished goods and are reported at the lower of cost or net realizable value. Inventory costs include material, conversion costs, freight and duties and are primarily determined on a weighted-average cost basis. The Company reserves for inventory, including slow-moving and aged inventory, based on current product demand, expected future demand and historical experience. A decrease in product demand due to changing customer tastes, buying patterns or increased competition could impact the Company's evaluation of its inventory and additional reserves might be required.

Held for Sale

Assets and liabilities to be disposed of by sale ("disposal groups") are reclassified into assets and liabilities held for sale on the Company's Consolidated Balance Sheets. This reclassification occurs when all the held for sale criteria have been met. Disposal groups are measured at the lower of carrying value or fair value less costs to sell. Assets held for sale are not depreciated or amortized. The Company assesses the recoverability of its disposal groups each reporting period it remains classified as held for sale and if its carrying value exceeds its fair value, less an estimated cost to sell, a loss on the remeasurement is recorded for the excess. Refer to Note 5, "Acquisitions and Divestitures," for further information.

Property and Equipment, Net

Property and equipment, net is stated at cost less accumulated depreciation including the impact of long-lived asset impairment and disposals. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets. Buildings are depreciated over forty years and building improvements are depreciated over ten to forty years. Machinery and equipment are depreciated over lives of five to seven years, furniture and fixtures are depreciated over lives of three to ten years and software and computer equipment is generally depreciated over lives of three to seven years. Implementation costs eligible for capitalization related to cloud computing arrangements that are a service contract are recorded within Prepaid expenses and Other assets in the Consolidated Balance Sheets and amortized as Selling, general and administrative ("SG&A") expense in the Consolidated Statement of Operations over the term of the associated hosting arrangement. Leasehold improvements are amortized over the shorter of their estimated useful lives or the related lease terms. Maintenance and repair costs are charged to earnings as incurred while expenditures for major renewals and improvements are capitalized.

Valuation of Long-Lived Assets

Long-lived assets, such as Property and equipment and Operating lease right-of-use ("ROU") assets are evaluated for impairment whenever events or circumstances indicate that the carrying value of the assets may not be recoverable. In evaluating long-lived assets for recoverability, the Company uses its best estimate of future cash flows expected to result from the use of the related asset group and its eventual disposition. To the extent that estimated future undiscounted net cash flows attributable to the asset are less than its carrying value, an impairment loss is recognized equal to the difference between the carrying value of such asset and its fair value, considering external market participant assumptions. The Company recorded $8.8 million and $6.3 million of impairment charges within SG&A expense in the Consolidated Statement of Operations in fiscal 2025 and fiscal 2024, respectively.

In determining future cash flows, the Company takes various factors into account, including the effects of macroeconomic trends such as consumer spending, in-store capital investments, promotional cadence, the level of advertising and changes in merchandising strategy. Since the determination of future cash flows is an estimate of future performance, there may be future impairments in the event that future cash flows do not meet expectations.

Goodwill and Other Intangible Assets

Upon acquisition, the Company estimates and records the fair value of purchased intangible assets, which primarily consists of brands, customer relationships, right-of-use assets and order backlog. Goodwill and certain other intangible assets deemed to have indefinite useful lives, including brand intangible assets, are not amortized, but are assessed for impairment at least annually. Finite-lived intangible assets are amortized over their respective estimated useful lives and, along with other long-lived assets as noted above, are evaluated for impairment periodically whenever events or changes in circumstances indicate that their related carrying values may not be fully recoverable. Estimates of fair value for finite-lived and indefinite-lived intangible assets are primarily determined using discounted cash flows and the multi-period excess earnings method, respectively, with consideration of market comparisons when appropriate. This approach uses significant estimates and assumptions, including projected future cash flows, discount rates and growth rates.

The Company generally performs its annual goodwill and indefinite-lived intangible assets impairment analysis using a quantitative approach. The quantitative goodwill impairment test identifies the existence of potential impairment by comparing the fair value of each reporting unit with its carrying value, including goodwill. If the fair value of a reporting unit exceeds its carrying value, the reporting unit's goodwill is considered not to be impaired. If the carrying value of a reporting unit exceeds its fair value, an impairment charge is recognized in an amount equal to that excess. The impairment charge recognized is limited to the amount of goodwill allocated to that reporting unit.

Determination of the fair value of a reporting unit and intangible asset is based on management's assessment, considering independent third-party appraisals when necessary. Furthermore, this determination is judgmental in nature and often involves the use of significant estimates and assumptions, which may include projected future cash flows, discount rates, growth rates and determination of appropriate market comparables and recent transactions. These estimates and assumptions could have a significant impact on whether or not an impairment charge is recognized and the amount of any such charge.

The Company performs its annual impairment assessment of goodwill as well as brand intangibles during the fourth quarter of each fiscal year or if an event occurs that would more likely than not reduce the fair value below its carrying amount. In fiscal 2025, the Company recorded a goodwill impairment charge of $244.1 million related to the Kate Spade reporting unit and an intangible impairment charge of $610.7 million related to the Kate Spade indefinite-lived brand intangible asset within Impairment of goodwill and intangible assets in the Consolidated Statement of Operations. The Company determined that there was no impairment in fiscal 2024.

Supplier Finance Program

To improve our working capital efficiency, the Company makes available to certain suppliers a voluntary supply chain finance ("SCF") program that enables our suppliers to sell their receivables from the Company to a global financial institution on a non-recourse basis at a rate that leverages our credit rating. The Company does not have the ability to refinance or modify payment terms to the global financial institution through the SCF program. No guarantees are provided by the Company or any of our subsidiaries under the SCF program. The Company's payment obligations, including the amounts due and payment terms, which generally do not exceed 90 days, are not impacted by suppliers' participation in the program. As of June 28, 2025 and June 29, 2024, $272.8 million and $294.9 million, respectively, was related to suppliers eligible to participate in the Company's SCF program. A rollforward of the outstanding obligations confirmed as valid under the SCF program, which are presented within Accounts payable on the Consolidated Balance Sheets, is presented below:

	June 28, 2025	June 29, 2024
	(millions)	
Obligations outstanding, beginning of year	$ 294.9	$ 305.4
Invoices added during the year	1,455.2	1,349.8
Invoices settled during the year	(1,477.3)	(1,360.3)
Obligations outstanding, end of year	$ 272.8	$ 294.9

Operating Leases

The Company leases retail space, office space, warehouse facilities, fulfillment centers, storage space, machinery, equipment and certain other items under operating leases. These leases may also include rent escalation clauses or lease incentives in the form of construction allowances and rent reduction. In determining the lease term used in the lease right-of-use ("ROU") asset and lease liability calculations, the Company considers various factors such as market conditions and the terms of any renewal or termination options that may exist. When deemed reasonably certain, the renewal and termination options are included in the determination of the lease term and calculation of the lease ROU asset and lease liability. The Company is typically required to make fixed minimum rent payments, variable rent payments primarily based on performance (i.e., percentage-of-sales-based payments), or a combination thereof, directly related to its ROU asset. The Company is also often required, by the lease, to pay for certain other costs including real estate taxes, insurance, common area maintenance fees and/or certain other costs, which may be fixed or variable, depending upon the terms of the respective lease agreement. To the extent these payments are fixed, the Company has included them in calculating the lease ROU assets and lease liabilities.

The Company calculates lease ROU assets and lease liabilities as the present value of fixed lease payments over the reasonably certain lease term beginning at the commencement date. Per the guidance, the use of the implicit rate to determine the present value of lease payments is required. As the rate implicit in the Company's leases is not readily determinable, the Company uses its incremental borrowing rate based on the information available at the lease commencement date, including the Company's credit rating, credit spread and adjustments for the impact of collateral, lease tenors, economic environment and currency.

For operating leases, fixed lease payments are recognized as operating lease cost on a straight-line basis over the lease term. For finance leases and impaired operating leases, the ROU asset is depreciated on a straight-line basis over the remaining lease term, along with recognition of interest expense associated with accretion of the lease liability. For leases with a lease term of 12 months or less ("short-term lease"), any fixed lease payments are recognized on a straight-line basis over such term and are not recognized on the Consolidated Balance Sheets. Variable lease cost for both operating and finance leases, if any, is recognized as incurred.

Asset retirement obligations represent legal obligations associated with the retirement of a tangible long-lived asset. The Company's asset retirement obligations are primarily associated with leasehold improvements in which the Company is contractually obligated to remove at the end of a lease to comply with the lease agreement. When such an obligation exists, the Company recognizes an asset retirement obligation at the inception of a lease at its estimated fair value. The asset retirement obligation is recorded in current liabilities or non-current liabilities (based on the expected timing of payment of the related costs) and is subsequently adjusted for any changes in estimates. The associated estimated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depreciated over its useful life. As of the end of fiscal 2025 and fiscal 2024, the Company had asset retirement obligations of $58.4 million and $57.7 million, respectively, primarily classified within Other non-current liabilities in the Company's Consolidated Balance Sheets.

Revenue Recognition

Revenue is recognized when the Company satisfies its performance obligations by transferring control of promised products or services to its customers, which may be at a point of time or over time. Control is transferred when the customer obtains the ability to direct the use of and obtain substantially all of the remaining benefits from the products or services. The amount of revenue recognized is the amount of consideration to which the Company expects to be entitled, including estimation of sale terms that may create variability in the consideration. Revenue subject to variability is constrained to an amount which will not result in a significant reversal in future periods when the contingency that creates variability is resolved.

Retail store and concession shop-in-shop revenues are recognized at the point-of-sale, when the customer obtains physical possession of the products. Digital revenue from sales of products ordered through the Company's e-commerce sites is recognized upon delivery and receipt of the shipment by its customers and includes shipping and handling charges paid by customers. Retail and digital revenues are recorded net of estimated returns, which are estimated by developing an expected value based on historical experience. Payment is due at the point of sale.

The Company recognizes revenue within the wholesale business at the time title passes and risk of loss is transferred to customers, which is generally at the point of shipment of products but may occur upon receipt of the shipment by the customer in certain cases. Wholesale revenue is recorded net of estimates for returns, discounts, end-of-season markdowns, cooperative advertising allowances and other consideration provided to the customer. The Company's historical estimates of these variable amounts have not differed materially from actual results.

The Company recognizes licensing revenue over time during the contract period in which licensees are granted access to the Company's trademarks. These arrangements require licensees to pay a sales-based royalty and may include a contractually guaranteed minimum royalty amount. Revenue for contractually guaranteed minimum royalty amounts is recognized ratably over the license year and any excess sales-based royalties are recognized as earned once the minimum royalty threshold is achieved.

Gift cards issued by the Company are recorded as a liability until they are redeemed, at which point revenue is recognized. The Company also uses historical information to estimate the amount of gift card balances that will never be redeemed and recognizes that amount as revenue over time in proportion to actual customer redemptions if the Company does not have a legal obligation to remit unredeemed gift cards to any jurisdiction as unclaimed property.

The Company accounts for sales taxes and other related taxes on a net basis, excluding such taxes from revenue.

Refer to Note 4, "Revenue," for additional information.

Cost of Sales

Cost of sales consists of inventory costs and other related costs such as reserves for inventory realizability and shrinkage, damages and replacements.

Selling, General and Administrative ("SG&A") Expenses

Selling expenses include store employee compensation, occupancy costs, depreciation, supply costs, wholesale and retail account administration compensation globally. These expenses are affected by the number of stores open during any fiscal period and store performance, as compensation and rent expenses can vary with sales. Advertising, marketing and design expenses include employee compensation, media space and production, advertising agency fees, new product design costs, public relations and market research expenses. Distribution and customer service expenses include warehousing, order fulfillment, shipping and handling, customer service, employee compensation and bag repair costs. SG&A expenses also include compensation costs for corporate functions, including the executive, finance, human resources, legal and information systems departments, as well as corporate headquarters occupancy costs, consulting fees, loss on remeasurement of the business held for sale and software expenses.

Shipping and Handling

Shipping and handling costs for delivery of products to consumers were $222.0 million, $221.1 million and $217.0 million in fiscal 2025, fiscal 2024 and fiscal 2023, respectively, and are included in SG&A expenses. The Company includes inbound product-related transportation costs from manufacturers within Cost of sales. The balance of the Company's transportation-related costs related to its distribution network is included in SG&A expenses rather than in Cost of sales.

Advertising

Advertising costs include expenses related to direct marketing activities, such as digital and other media and production costs. In fiscal 2025, fiscal 2024 and fiscal 2023, advertising expenses for the Company totaled $744.5 million, $616.8 million and $570.7 million, respectively, and are included in SG&A expenses. Advertising costs are generally expensed when the advertising first appears.

Share-Based Compensation

The Company recognizes the cost of equity awards to employees and the non-employee Directors based on the grant-date fair value of those awards. The grant-date fair values of share unit awards are based on the fair value of the Company's common stock on the date of grant. The grant-date fair value of stock option awards is determined using the Black-Scholes option pricing model and involves several assumptions, including the expected term of the option, expected volatility and dividend yield. The expected term of options represents the period of time that the options granted are expected to be outstanding and is based on historical experience. Expected volatility is based on historical volatility of the Company's stock as well as the implied volatility from publicly traded options on the Company's stock. Dividend yield is based on the current expected annual dividend per share and the Company's stock price. Changes in the assumptions used to determine the Black-Scholes value could result in significant changes in the Black-Scholes value.

The Company recognizes share-based compensation net of estimated forfeitures and revises the estimates in subsequent periods if actual forfeitures differ from the estimates. The Company estimates the forfeiture rate based on historical experience as well as expected future behavior.

The Company grants performance-based share awards to key executives, the vesting of which is subject to the executive's continuing employment and the Company's or individual's achievement of certain performance goals. On a quarterly basis, the Company assesses actual performance versus the predetermined performance goals and adjusts the share-based compensation expense to reflect the relative performance achievement. Actual distributed shares are calculated upon conclusion of the service and performance periods and include dividend equivalent shares. If the performance-based award incorporates a market condition, the grant-date fair value of such award is determined using a pricing model, such as a Monte Carlo Simulation.

Income Taxes

The Company's effective tax rate is based on pre-tax income, statutory tax rates, tax laws and regulations and tax planning strategies available in the various jurisdictions in which the Company operates. The Company classifies interest and penalties on uncertain tax positions in the Provision for income taxes. The Company records net deferred tax assets to the extent it believes that it is more likely than not that these assets will be realized. In making such determination, the Company considers all available evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent and expected future results of operation. The Company reduces deferred tax assets by a valuation allowance if, based upon the weight of available evidence, it is more likely than not that some amount of deferred tax assets is not expected to be realized. The Company is not permanently reinvested with respect to earnings of a limited number of foreign entities and has recorded the tax consequences of remitting earnings from these entities. The Company is permanently reinvested with respect to all other earnings.

The Company recognizes the impact of tax positions in the financial statements if those positions will more likely than not be sustained on audit, based on the technical merits of the position. Although the Company believes that the estimates and assumptions used are reasonable and legally supportable, the final determination of tax audits could be different than that which is reflected in historical tax provisions and recorded assets and liabilities. Tax authorities periodically audit the Company's income tax returns, these tax authorities may take a contrary position that could result in a significant impact on the Company's results of operations. Significant management judgment is required in determining the effective tax rate, in evaluating tax positions and in determining the net realizable value of deferred tax assets.

Refer to Note 15, "Income Taxes," herein for further discussion on the Company's income taxes.

Derivative Instruments

The majority of the Company's purchases of finished goods are denominated in U.S. dollars, which limits the Company's exposure to the transactional effects of foreign currency exchange rate fluctuations. However, the Company is exposed to foreign currency exchange risk related to its sale of U.S. dollar inventory to foreign operating subsidiaries in local currency, as well as risk related to various cross-currency intercompany loans and payables, and translation risk. The Company is also exposed to foreign currency risk related to changes in the U.S. dollar value of its net investment in foreign subsidiaries. The Company uses derivative financial instruments to manage these risks. These derivative transactions are in accordance with the Company's risk management policies. The Company does not enter into derivative transactions for speculative or trading purposes.

The Company records all derivative contracts at fair value on the Consolidated Balance Sheets. The fair values of foreign currency derivatives are based on the forward curves of the specific indices upon which settlement is based and include an adjustment for the counterparty's or Company's credit risk. Judgment is required of management in developing estimates of fair value. The use of different market assumptions or methodologies could affect the estimated fair value.

For cash flow derivative instruments that qualify for hedge accounting, the changes in the fair value of these instruments are recognized as a component of Accumulated other comprehensive income (loss) ("AOCI") until the hedged item is recognized in earnings. For derivative instruments that are designated as a net investment hedge, the changes in the fair value of the instruments are recognized as a component of AOCI and, upon discontinuation of the hedge, remain in AOCI until the net investment is sold or liquidated.

Each derivative instrument entered into by the Company that qualifies for hedge accounting is expected to be highly effective at reducing the risk associated with the exposure being hedged. For each derivative that is designated as a hedge, the Company documents the related risk management objective and strategy, including identification of the hedging instrument, the hedged item and the risk exposure, as well as how hedge effectiveness will be assessed over the term of the instrument. The extent to which a hedging instrument has been and is expected to remain highly effective in achieving offsetting changes in fair value or cash flows is assessed and documented by the Company on at least a quarterly basis.

If it is determined that a derivative instrument has not been highly effective and will continue not to be highly effective in hedging the designated exposure, hedge accounting is discontinued and further gains (losses) are recognized in earnings within foreign currency gains (losses) or interest income (expense). Upon discontinuance of hedge accounting, the cumulative change in fair value of cash flow derivatives previously recorded in AOCI is recognized in earnings when the related hedged item affects earnings, consistent with the original hedging strategy, unless the forecasted transaction is no longer probable of occurring, in which case the accumulated amount is immediately recognized in earnings within foreign currency gains (losses) or interest income (expense).

For foreign currency derivative instruments which are not designated as hedges, the changes in fair value of the instruments are recorded through earnings. These changes generally offset the revaluation of certain underlying assets and liabilities.

As a result of the use of derivative instruments, the Company may be exposed to the risk that the counterparties to such contracts will fail to meet their contractual obligations. To mitigate this counterparty credit risk, the Company has a policy of only entering into contracts with carefully selected financial institutions based upon an evaluation of their credit ratings, among other factors.

The fair values of the Company's derivative instruments are recorded on its Consolidated Balance Sheets on a gross basis. For cash flow reporting purposes, the Company classifies proceeds received or amounts paid upon the settlement of a derivative instrument in the same manner as the related item being hedged, primarily within cash from operating activities.

Hedging Portfolio

The Company enters into forward currency contracts primarily to reduce its risks related to exchange rate fluctuations on foreign currency denominated inventory transactions, as well as various cross-currency intercompany loans and payables. This primarily includes exposure to exchange rate fluctuations in the Japanese Yen, the Chinese Renminbi and the Canadian Dollar. To the extent its derivative contracts designated as cash flow hedges are highly effective in offsetting changes in the value of the hedged items, the related gains (losses) are initially deferred in AOCI and subsequently recognized in the Consolidated Statements of Operations as part of the cost of the inventory purchases being hedged within Cost of sales, when the related inventory is sold to a third-party. Current maturity dates range from July 2025 to March 2027. Forward foreign currency exchange contracts which are not designated as hedges of intercompany and other contractual obligations are recognized within Other expense (income) on the Company's Consolidated Statement of Operations. The maturity date of most instruments held as of June 28, 2025 range from August 2025 to September 2025, and such contracts are typically renewed upon maturity if the related balance has not been settled.

During fiscal 2024, the Company also entered into interest rate derivative contracts to reduce its risks related to changes in the benchmark interest rates on its debt obligations. Any premiums related to these instruments were excluded from the Company's measurement of hedge effectiveness and were amortized over the period between the hedge execution and the contract maturity. The related gains (losses) were initially deferred in AOCI and are subsequently recognized in the Consolidated Statements of Operations as interest income (expense) in the same periods during which the hedged interest payments associated with the Company's borrowings are recorded in earnings. As of June 28, 2025 and June 29, 2024, there were no interest rate derivative contracts outstanding.

The Company also enters into cross-currency swaps to reduce its risks related to exchange rate fluctuations on net investments in foreign subsidiaries, including our net investment in Euro-denominated subsidiaries, Japanese Yen-denominated subsidiaries and Chinese Renminbi subsidiaries against future volatility in the exchange rates between the United States dollar and their local currencies. The related gains (losses) are deferred in AOCI until the net investment is sold or liquidated, and current maturity dates range from November 2027 to March 2035.

Foreign Currency

The functional currency of the Company's foreign operations is generally the applicable local currency. Assets and liabilities are translated into U.S. dollars using the current exchange rates in effect at the balance sheet date, while revenues and expenses are translated at the weighted-average exchange rates for the period. The resulting translation adjustments are included in the Consolidated Statements of Comprehensive Income as a component of Other comprehensive income (loss) ("OCI") and in the Consolidated Statements of Equity within AOCI.

The Company recognizes gains and losses on transactions that are denominated in a currency other than the respective entity's functional currency in earnings. Foreign currency transaction gains and losses also include amounts realized on the settlement of certain intercompany loans with foreign subsidiaries.

Recently Adopted Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") No. 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures", which expands reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments will require public entities to disclose significant segment expenses that are regularly provided to the chief operating decision maker and included within segment profit and loss. The amendments will be effective for the Company's annual reporting periods beginning in fiscal year 2025 and for interim periods beginning in fiscal year 2026, with early adoption permitted, and will be applied retrospectively to all prior periods presented in the financial statements. The Company adopted ASU 2023-07 for fiscal year 2025. The adoption of ASU 2023-07 did not have an impact on the Company's consolidated financial statements other than the new disclosure requirements. Refer to Note 17, "Segment Information", for additional information.

Recently Issued Accounting Pronouncements

In December 2023, the FASB issued ASU No. 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures", which includes amendments that further enhance income tax disclosures, primarily through standardization and disaggregation of rate reconciliation categories and income taxes paid by jurisdiction. The amendments are effective for the Company's annual periods beginning in fiscal year 2026, with early adoption permitted, and should be applied either prospectively or retrospectively. The Company is currently evaluating the ASU to determine its impact on the Company's disclosures.

In November 2024, the FASB issued ASU No. 2024-03, "Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses", which is intended to improve the disclosures about expenses and address requests from investors for more detailed information about the types of costs and expenses included in certain expense captions presented on the income statement. The amendments will be effective for the Company's annual reporting periods beginning in fiscal year 2028 and for interim periods beginning in fiscal year 2029, with early adoption permitted. The amendments may be applied retrospectively to all prior periods presented in the financial statements or prospectively upon adoption. The Company is currently evaluating the ASU to determine its impact on the Company's disclosures.

4. REVENUE

The Company recognizes revenue primarily from sales of the products of its brands through our Direct-to-consumer ("DTC") business, which includes our retail stores and e-commerce sites, along with our wholesale business. The Company also generates revenue from royalties related to licensing its trademarks, as well as sales in ancillary business channels. In all cases, revenue is recognized upon the transfer of control of the promised products or services to the customer, which may be at a point in time or over time. Control is transferred when the customer obtains the ability to direct the use of and obtain substantially all of the remaining benefits from the products or services. The amount of revenue recognized is the amount of consideration to which the Company expects to be entitled, including estimation of sale terms that may create variability in the consideration. Revenue subject to variability is constrained to an amount which will not result in a significant reversal in future periods when the contingency that creates variability is resolved.

The Company has elected a practical expedient not to disclose the remaining performance obligations that are unsatisfied as of the end of the period related to contracts with an original duration of one year or less or variable consideration related to sales-based royalty arrangements. There are no other contracts with transaction price allocated to remaining performance obligations other than future minimum royalties as discussed above, which are not material.

Other practical expedients elected by the Company include (i) assuming no significant financing component exists for any contract with a duration of one year or less, (ii) accounting for shipping and handling as a fulfillment activity within SG&A expense regardless of the timing of the shipment in relation to the transfer of control and (iii) excluding sales and value added tax from the transaction price.

Direct-to-Consumer

The Company recognizes revenue in its retail stores, including concession shop-in-shops, at the point-of-sale when the customer obtains physical possession of the products. Digital revenue from sales of products ordered through the Company's e-commerce sites is recognized upon delivery and receipt of the shipment by its customers and includes shipping and handling charges paid by customers. Retail and digital revenues are recorded net of estimated returns, which are estimated by developing an expected value based on historical experience. Payment is due at the point of sale.

Gift cards issued by the Company are recorded as a liability until redeemed by the customer, at which point revenue is recognized. The Company also uses historical information to estimate the amount of gift card balances that will never be redeemed and recognizes that amount as revenue over time in proportion to actual customer redemptions if the Company does not have a legal obligation to remit unredeemed gift cards to any jurisdiction as unclaimed property.

Certain of the Company's retail operations use sales incentive programs, such as customer loyalty programs and the issuance of coupons. Loyalty programs provide the customer a material right to acquire additional products and give rise to the Company having a separate performance obligation. Additionally, certain products sold by the Company include an assurance warranty that is not considered a separate performance obligation. These programs are immaterial individually and in the aggregate.

Wholesale

The Company recognizes revenue within the wholesale channel at the time title passes and risk of loss is transferred to customers, which is generally at the point of shipment of products but may occur upon receipt of the shipment by the customer in certain cases. Payment is generally due 30 to 90 days after shipment. Wholesale revenue is recorded net of estimates for returns, discounts, end-of-season markdowns, cooperative advertising allowances and other consideration provided to the customer. Discounts are based on contract terms with the customer, while cooperative advertising allowances and other consideration may be based on contract terms or negotiated on a case-by-case basis. Returns and markdowns generally require approval from the Company and are estimated based on historical trends, current season results and inventory positions at the wholesale locations, current market and economic conditions as well as, in select cases, contractual terms. The Company's historical estimates of these variable amounts have not differed materially from actual results.

Licensing

The Company recognizes licensing revenue over time during the contract period in which licensees are granted access to the Company's trademarks. These arrangements require licensees to pay a sales-based royalty and may include a contractually guaranteed minimum royalty amount. Revenue for contractually guaranteed minimum royalty amounts is recognized ratably over the license year and any excess sales-based royalties are recognized as earned once the minimum royalty threshold is achieved. Payments from the customer are generally due quarterly in an amount based on the licensee's sales of goods bearing the licensed trademarks during the period, which may differ from the amount of revenue recorded during the period thereby generating a contract asset or liability. Contract assets and liabilities and contract costs related to the licensing arrangements are immaterial as the licensing business represents approximately 1% of total net sales in the fiscal year ended June 28, 2025.

Disaggregated Net Sales

The following table disaggregates the Company's net sales into geographies that depict how economic factors may impact the revenues and cash flows for the periods presented. Each geography presented includes net sales related to the Company's directly operated business channels, global travel retail business and to wholesale customers, including distributors, in locations within the specified geographic area.

	North America		Greater China[1]		Other Asia[2]		Other[3]		Total	
					(millions)					
Fiscal 2025										
Coach	$	**3,429.6**	$	**970.2**	$	**769.6**	$	**429.1**	$	**5,598.5**
Kate Spade		**933.3**		**43.7**		**125.1**		**95.0**		**1,197.1**
Stuart Weitzman		**153.6**		**45.8**		**0.4**		**15.3**		**215.1**
Total	$	**4,516.5**	$	**1,059.7**	$	**895.1**	$	**539.4**	$	**7,010.7**
Fiscal 2024										
Coach	$	3,078.7	$	902.1	$	771.4	$	343.1	$	5,095.3
Kate Spade		1,074.4		45.3		130.1		84.6		1,334.4
Stuart Weitzman		160.9		65.2		1.4		14.0		241.5
Total	$	4,314.0	$	1,012.6	$	902.9	$	441.7	$	6,671.2
Fiscal 2023										
Coach	$	3,037.5	$	896.7	$	752.9	$	273.3	$	4,960.4
Kate Spade		1,142.8		47.9		140.4		87.8		1,418.9
Stuart Weitzman		180.0		71.2		1.8		28.6		281.6
Total	$	4,360.3	$	1,015.8	$	895.1	$	389.7	$	6,660.9

[1] Greater China includes mainland China, Taiwan, Hong Kong SAR, and Macao SAR.

[2] Other Asia includes Japan, Malaysia, Australia, South Korea, Singapore, and other countries primarily within Asia.

[3] Other sales primarily represents sales in Europe and the Middle East as well as royalties earned from the Company's licensing partners.

Deferred Revenue

Deferred revenue results from cash payments received or receivable from customers prior to the transfer of the promised goods or services and is primarily related to unredeemed gift cards, net of breakage, which have been recognized. Additional deferred revenue may result from sales-based royalty payments received or receivable which exceed the revenue recognized during the contractual period. The balance of such amounts as of June 28, 2025 and June 29, 2024 was $38.0 million and $45.5 million, respectively, which were primarily recorded within Accrued liabilities on the Company's Consolidated Balance Sheets and are generally expected to be recognized as revenue within a year. For the fiscal year ended June 28, 2025, net sales of $24.2 million were recognized from amounts recorded as deferred revenue as of June 29, 2024. For the fiscal year ended June 29, 2024, net sales of $27.7 million were recognized from amounts recorded as deferred revenue as of July 1, 2023.

5. ACQUISITIONS AND DIVESTITURES

Stuart Weitzman Business Divestiture

On February 16, 2025, the Company entered into a sale and purchase agreement (the "Purchase Agreement") with Caleres, Inc. (the "Purchaser") to sell the Stuart Weitzman Business (as defined below). The Purchaser acquired certain assets and liabilities of the Company's global business of designing, manufacturing, promotion, marketing, production, distribution, sales and licensing of Stuart Weitzman branded products (the "Stuart Weitzman Business") for total cash consideration of $105.0 million (the "Purchase Price"). The Purchase Price is subject to customary adjustments for cash, indebtedness, net working capital and transaction expenses. The sale was completed on August 4, 2025 (the "Stuart Weitzman Business Divestiture"). Refer to Note 21, "Subsequent Events," for further information.

In fiscal 2025, the Company determined that certain assets and liabilities related to the Company's Stuart Weitzman Business met the criteria for classification as held for sale. The planned sale of the Stuart Weitzman Business does not represent a strategic shift that will have a major effect on the Company's operations and financial results and therefore does not qualify for presentation as a discontinued operation. The assets and liabilities of the Stuart Weitzman Business are recorded at the lower of their carrying values or estimated fair values, less any costs to sell.

In fiscal 2025, the Company incurred total pre-tax charges related to the Stuart Weitzman Business Divestiture of $23.7 million primarily due to the loss on remeasurement of the business held for sale, professional fees, share-based compensation expense and store impairment which were recorded in selling, general and administrative ("SG&A") expenses mainly within the Corporate segment on the Consolidated Statements of Operations.

As of June 28, 2025, the assets and liabilities relating to the Stuart Weitzman Business are presented in the Consolidated Balance Sheet as Assets held for sale and Liabilities held for sale. Long-lived assets classified as held for sale are not depreciated or amortized.

The following table presents the major classes of assets and liabilities that were classified as assets and liabilities held for sale, respectively, in the Consolidated Balance Sheets:

	June 28, 2025
	(millions)
Assets held for sale:	
Cash and cash equivalents	$ 23.7
Trade accounts receivable, net	10.5
Inventories	91.5
Prepaid expenses	1.7
Other current assets	8.5
Property and equipment, net	7.3
Operating lease right-of-use assets	25.5
Intangible assets	18.2
Deferred income taxes	0.1
Other assets	2.1
Allowance for reduction of assets held for sale[1]	(12.7)
Total assets held for sale	**$ 176.4**
Liabilities held for sale:	
Accounts payable	$ 8.4
Accrued liabilities	11.2
Current portion of operating lease liabilities	9.9
Long-term operating lease liabilities	17.0
Other liabilities	1.7
Total liabilities held for sale	**$ 48.2**

[1] In connection with the held for sale classification, the Company recognized a $12.7 million pre-tax loss on the remeasurement of the assets and liabilities of the Stuart Weitzman Business. This impairment was charged to a contra asset account, Allowance for reduction of assets held for sale, within Total assets held for sale.

Capri Holdings Limited Acquisition

On August 10, 2023, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") by and among the Company, Sunrise Merger Sub, Inc., a direct wholly owned subsidiary of Tapestry ("Merger Sub"), and Capri Holdings Limited ("Capri" and, together with us and Merger Sub, the "Parties"), pursuant to which, among other things, Merger Sub would merge with and into Capri (the "Merger") with Capri surviving the Merger and continuing as a wholly owned subsidiary of the Company ("the Capri Acquisition"). On April 22, 2024, the FTC filed a complaint against the Company and Capri in the United States District Court for the Southern District of New York seeking to enjoin the consummation of the Capri Acquisition, and on October 24, 2024, the Court issued its Opinion and Order granting the FTC's request for a preliminary injunction of the Merger, pending an administrative trial on the merits which was scheduled to begin on December 9, 2024. On October 28, 2024, the Company and Capri filed a Notice of Appeal with respect to the October 24, 2024 Opinion and Order. On November 6, 2024, the United States Court of Appeals for the Second Circuit entered an order setting an expedited briefing schedule for the appeal of the decision of the United States District Court of the Southern District of New York granting the preliminary injunction of the merger. On November 13, 2024, the Parties entered into a Termination Agreement (the "Termination Agreement"), pursuant to which the Parties agreed to terminate the Merger Agreement, including all schedules and exhibits thereto and all ancillary agreements contemplated thereby or entered pursuant thereto (the "Termination Date"), effective immediately. Pursuant to the Termination Agreement, the Company agreed to reimburse Capri for its expenses in an amount equal to $45.1 million in cash on November 14, 2024. The Parties also agreed to release each other from claims, demands, damages, actions, causes of action and liability relating to or arising out of the Merger Agreement and the transactions contemplated therein or thereby. Following termination of the Merger Agreement, the Parties and the FTC filed a stipulation withdrawing the appeal to the United States Court of Appeals for the Second Circuit on November 19, 2024 and the Second Circuit dismissed the appeal on November 20, 2024. The Parties and the FTC also filed a Joint Motion to dismiss the complaint in the administrative trial on November 15, 2024 and the FTC dismissed the complaint on December 4, 2024.

In order to finance the Capri Acquisition, on November 27, 2023, the Company issued $4.50 billion of senior unsecured notes (the "Capri Acquisition USD Senior Notes") and €1.50 billion of Euro-denominated senior unsecured notes (the "Capri Acquisition EUR Senior Notes" and, together with the Capri Acquisition USD Senior Notes, the "Capri Acquisition Senior Notes") which, together with the $1.40 billion of delayed draw unsecured term loan facilities (the "Capri Acquisition Term Loan Facilities") executed on August 30, 2023, complete the expected financing for the Capri Acquisition. Until the close of the transaction, the Company will maintain the proceeds from the issuance of the Capri Acquisition Senior Notes in Cash and cash equivalents and Short-term investments. Refer to Note 8, "Investments," and Note 11, "Fair Value Measurements," for further detail on our cash equivalents and Short-term investments, and Note 12, "Debt," for further information on our existing debt instruments related to the acquisition.

In order to finance the Capri Acquisition, on November 27, 2023, the Company issued $4.50 billion of senior unsecured notes (the "Capri Acquisition USD Senior Notes") and €1.50 billion of Euro-denominated senior unsecured notes (the "Capri Acquisition EUR Senior Notes" and, together with the Capri Acquisition USD Senior Notes, the "Capri Acquisition Senior Notes") which, together with the $1.40 billion of delayed draw unsecured term loan facilities (the "Capri Acquisition Term Loan Facilities") executed on August 30, 2023, complete the expected financing for the Capri Acquisition. On November 25, 2024, due to the termination of the Merger Agreement and pursuant to the terms of the indenture governing the Capri Acquisition Senior Notes, as supplemented, the Company redeemed all outstanding Capri Acquisition Senior Notes at a redemption price of 101% of the aggregate principal amount of such Capri Acquisition Senior Notes, plus accrued and unpaid interest to, but excluding, the date of redemption (such redemption, the "Special Mandatory Redemption"). In addition, the Capri Acquisition Term Loan Facilities were terminated concurrently with the execution of the Termination Agreement on November 13, 2024. Refer to Note 12, "Debt," for further information on our debt instruments related to the Capri Acquisition.

During fiscal 2025, the Company incurred $268.4 million in pre-tax expenses primarily related to Loss on extinguishment of debt as a result of the redemption of the Capri Acquisition Senior Notes recorded within Loss on extinguishment of debt on the Consolidated Statement of Operations, financing-related expenses recorded within Interest expense, net on the Consolidated Statement of Operations, expense reimbursement payment made to Capri recorded within SG&A expenses on the Consolidated Statement of Operations and professional fees recorded within SG&A expenses on the Consolidated Statement of Operations.

During fiscal 2024, the Company incurred $226.6 million in pre-tax expenses, primarily related to financing-related expenses recorded within Interest expense, net on the Consolidated Statement of Operations and professional fees recorded within SG&A expenses on the Consolidated Statement of Operations.

6. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The components of Accumulated other comprehensive income (loss), as of the dates indicated, are as follows:

	Unrealized Gains (Losses) on Cash Flow Hedging Derivatives[1]	Unrealized Gains (Losses) on Available-for-Sale Investments	Cumulative Translation Adjustment[2]	Total
		(millions)		
Balances at July 1, 2023	$ 34.9	$ —	$ (224.8)	$ (189.9)
Other comprehensive income (loss) before reclassifications	49.2	0.1	22.0	71.3
Less: amounts reclassified from accumulated other comprehensive income to earnings	27.0	0.3	—	27.3
Net current-period other comprehensive income (loss)	22.2	(0.2)	22.0	44.0
Balances at June 29, 2024	$ 57.1	$ (0.2)	$ (202.8)	$ (145.9)
Other comprehensive income (loss) before reclassifications	**(17.6)**	**2.8**	**(41.5)**	**(56.3)**
Less: amounts reclassified from accumulated other comprehensive income to earnings	**39.6**	**2.6**	**16.8**	**59.0**
Net current-period other comprehensive income (loss)	**(57.2)**	**0.2**	**(58.3)**	**(115.3)**
Balances at June 28, 2025	**$ (0.1)**	**$ —**	**$ (261.1)**	**$ (261.2)**

[1] The ending balances of AOCI related to cash flow hedges are net of tax of $0.7 million and $(2.7) million as of June 28, 2025 and June 29, 2024, respectively. The amounts reclassified from AOCI are net of tax of $(1.9) million and $(0.2) million as of June 28, 2025 and June 29, 2024, respectively.

[2] The ending balances of AOCI related to the fair values of instruments designated as hedges of the Company's net investment in certain foreign operations as included in foreign currency translation adjustments are a loss of $114.4 million, net of tax of $28.0 million, and a gain of $9.9 million, net of tax of $(6.7) million, as of June 28, 2025 and June 29, 2024, respectively.

7. SHARE-BASED COMPENSATION

The Company maintains several share-based compensation plans which are more fully described below. The following table shows the total compensation cost charged against income for these plans and the related tax benefits recognized in the Consolidated Statements of Operations:

	June 28, 2025[1]	June 29, 2024	July 1, 2023
	(millions)		
Share-based compensation expense	$ 91.4	$ 85.9	$ 78.8
Income tax benefit related to share-based compensation expense	18.7	17.5	12.9

[1] During fiscal year ended June 28, 2025, the Company incurred $2.7 million of share-based compensation expense related to the modification of award terms in connection with the sale of the Stuart Weitzman Business and $1.4 million of share-based compensation expense related to its Organizational Efficiency Costs. Refer to Note 5, "Acquisitions and Divestitures" for further information.

Stock-Based Plans

The Company maintains the Amended and Restated Tapestry, Inc. 2018 Stock Incentive Plan to award stock options and shares to certain members of management and the outside members of its Board of Directors ("Board"). The Company maintains the 2010 Stock Incentive Plan for awards granted prior to the establishment of the 2018 Stock Incentive Plan. These plans were approved by the Company's stockholders. The exercise price of each stock option equals 100% of the market price of the Company's stock on the date of grant and generally has a maximum term of ten years. Stock options and service-based share awards that are granted as part of the annual compensation process generally vest ratably over four years. Stock option and share awards are subject to forfeiture until completion of the vesting period, which ranges from one to four years. The Company issues new shares upon the exercise of stock options or vesting of share awards.

Stock Options

A summary of stock option activity during the fiscal year ended June 28, 2025 is as follows:

	Number of Options Outstanding	Weighted-Average Exercise Price per Option	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
	(millions)			(millions)
Outstanding at June 29, 2024	8.2	$ 32.59		
Granted	1.0	40.71		
Exercised	(3.8)	32.68		
Forfeited or expired	(0.2)	34.76		
Outstanding at June 28, 2025	5.2	33.97	6.3	$ 251.5
Vested and expected to vest at June 28, 2025	5.2	33.93	6.3	249.8
Exercisable at June 28, 2025	2.9	31.21	4.8	148.6

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model and the following weighted-average assumptions:

	June 28, 2025	June 29, 2024	July 1, 2023
Expected term (years)	4.9	5.0	4.9
Expected volatility	40.9 %	44.8 %	48.6 %
Risk-free interest rate	3.8 %	4.5 %	3.3 %
Dividend yield	3.4 %	4.2 %	3.4 %

The expected term of options represents the period of time that the options granted are expected to be outstanding and is based on historical experience. Expected volatility is based on historical volatility of the Company's stock as well as the implied volatility from publicly traded options on the Company's stock. The risk-free interest rate is based on the zero-coupon U.S. Treasury issue as of the date of the grant. Dividend yield is based on the expected annual dividend per share and the Company's stock price as of the grant date.

The weighted-average grant-date fair value of options granted during fiscal 2025, fiscal 2024 and fiscal 2023 was $12.11, $10.35 and $12.04, respectively. The total intrinsic value of options exercised during fiscal 2025, fiscal 2024 and fiscal 2023 was $106.9 million, $11.1 million and $19.5 million, respectively. The total cash received from option exercises was $121.3 million, $23.0 million and $34.9 million in fiscal 2025, fiscal 2024 and fiscal 2023, respectively, and the cash tax benefit realized for the tax deductions from these option exercises was $18.4 million, $2.0 million and $3.9 million, respectively.

At June 28, 2025, $17.7 million of total unrecognized compensation cost related to non-vested stock option awards is expected to be recognized over a weighted-average period of 1.4 years.

Service-based Restricted Stock Unit Awards ("RSUs")

A summary of service-based RSU activity during the year ended June 28, 2025 is as follows:

	Number of Non-vested RSUs	Weighted-Average Grant- Date Fair Value per RSU
	(millions)	
Non-vested at June 29, 2024	5.2 $	32.96
Granted	1.9	42.39
Vested	(2.2)	29.83
Forfeited	(0.4)	36.74
Non-vested at June 28, 2025	4.5	37.62

At June 28, 2025, $90.4 million of total unrecognized compensation cost related to non-vested share awards is expected to be recognized over a weighted-average period of 1.3 years.

The weighted-average grant-date fair value of share awards granted during fiscal 2025, fiscal 2024 and fiscal 2023 was $42.39, $34.19 and $35.53, respectively. The total fair value of shares vested during fiscal 2025, fiscal 2024 and fiscal 2023 was $92.6 million, $95.3 million and $88.0 million, respectively.

Performance-based Restricted Stock Unit Awards ("PRSU")

The Company grants PRSUs to key executives, the vesting of which is subject to the executive's continuing employment and the Company's achievement of certain performance goals. A summary of PRSU activity during the fiscal year ended June 28, 2025 is as follows:

	Number of Non-vested PRSUs	Weighted-Average Grant- Date Fair Value per PRSU
	(millions)	
Non-vested at June 29, 2024	1.2 $	36.74
Granted	0.4	47.73
Change due to performance condition achievement	—	—
Vested	(0.3)	42.31
Forfeited	(0.2)	39.58
Non-vested at June 28, 2025	1.1 $	36.34

At June 28, 2025, $15.3 million of total unrecognized compensation cost related to non-vested share awards is expected to be recognized over a weighted-average period of 1.0 year.

The weighted-average grant-date fair value per share of PRSU awards granted during fiscal 2025, fiscal 2024 and fiscal 2023 was $47.73, $33.99 and $35.46, respectively. The total fair value of awards that vested during fiscal 2025, fiscal 2024 and fiscal 2023 was $13.4 million, $0.0 million and $60.4 million, respectively.

PRSUs are subject to a two-year and three-year cliff vesting contingent on the employee's continuing employment and the Company's achievement of the performance goals established at the beginning of the performance period. The fair value of the PRSU's is based on the price of the Company's common stock on the date of grant.

In fiscal 2025, fiscal 2024 and fiscal 2023, the cash tax benefit realized for the tax deductions from all RSUs (service and performance-based) was $16.7 million, $15.3 million and $29.5 million, respectively.

Employee Stock Purchase Plan

Under the 2001 Employee Stock Purchase Plan, eligible employees are permitted to purchase a limited number of Company common shares at 85% of market value. Under this plan, the Company sold 0.1 million, 0.2 million and 0.1 million shares to employees in fiscal 2025, fiscal 2024 and fiscal 2023, respectively. Compensation expense is calculated for the fair value of employees' purchase rights using the Black-Scholes model and the following weighted-average assumptions:

	Fiscal Year Ended		
	June 28, 2025	June 29, 2024	July 1, 2023
Expected term (years)	0.5	0.5	0.5
Expected volatility	35.7 %	32.5 %	38.2 %
Risk-free interest rate	4.9 %	5.4 %	3.3 %
Dividend yield	2.7 %	3.9 %	3.1 %

The weighted-average fair value of the purchase rights granted during fiscal 2025, fiscal 2024 and fiscal 2023 was $13.48, $8.45 and $9.30, respectively. The Company issues new shares for employee stock purchases.

8. INVESTMENTS

The following table summarizes the Company's primarily U.S. dollar-denominated investments, recorded within the Consolidated Balance Sheets as of June 28, 2025 and June 29, 2024:

	June 28, 2025			June 29, 2024		
	Short-term	Long-term[2]	Total	Short-term	Long-term[2]	Total
			(millions)			
Available-for-sale investments:						
Commercial paper[1]	$ —	$ —	$ —	$ 865.2	$ —	$ 865.2
Government securities – U.S.[1]	—	—	—	178.2	—	178.2
Total Available-for-sale investments	$ —	$ —	$ —	$ 1,043.4	$ —	$ 1,043.4
Other:						
Time deposits[1]	—	—	—	0.6	—	0.6
Other	19.6	1.4	21.0	17.8	1.3	19.1
Total Investments	$ 19.6	$ 1.4	$ 21.0	$ 1,061.8	$ 1.3	$ 1,063.1

[1] These securities, as of period end, have maturity dates during their respective following fiscal years and are recorded at fair value.

[2] Long-term investments are presented within Other assets on the Consolidated Balance Sheets.

The Company recognized a pre-tax gain of $2.6 million on available-for-sale investments during the fiscal year ended June 28, 2025. These gains are included within Other expense (income) on the Consolidated Statements of Operations. Additionally, the Company has no material unrealized gains on available-for-sale investments as of June 28, 2025 included within Comprehensive income (loss) on the Consolidated Statements of Comprehensive Income (Loss).

There were no material gross realized and unrealized gains or losses on available-for-sale investments as of the fiscal year ended June 29, 2024.

9. LEASES

The Company leases retail space, office space, warehouse facilities, fulfillment centers, storage space, machinery, equipment and certain other items under operating leases. The Company's leases have initial terms ranging from one to twenty years and may have renewal or early termination options ranging from one to ten years. These leases may also include rent escalation clauses or lease incentives. In determining the lease term used in the lease ROU asset and lease liability calculations, the Company considers various factors such as market conditions and the terms of any renewal or termination options that may exist. When deemed reasonably certain, the renewal and termination options are included in the determination of the lease term and calculation of the lease ROU asset and lease liability. The Company is typically required to make fixed minimum rent payments, variable rent payments primarily based on performance (i.e., percentage-of-sales-based payments), or a combination thereof, directly related to its ROU asset. The Company is also often required, by the lease, to pay for certain other costs including real estate taxes, insurance, common area maintenance fees and/or certain other costs, which may be fixed or variable, depending upon the terms of the respective lease agreement. To the extent these payments are fixed, the Company has included them in calculating the lease ROU assets and lease liabilities.

The Company calculates lease ROU assets and lease liabilities as the present value of fixed lease payments over the reasonably certain lease term beginning at the commencement date. The Company is required to use the implicit rate to determine the present value of lease payments. As the rate implicit in the Company's leases is not readily determinable, the Company uses its incremental borrowing rate based on the information available at the lease commencement date, including the Company's credit rating, credit spread and adjustments for the impact of collateral, lease tenors, economic environment and currency.

For operating leases, fixed lease payments are recognized as operating lease cost on a straight-line basis over the lease term. For finance leases and impaired operating leases, the ROU asset is depreciated on a straight-line basis over the remaining lease term, along with recognition of interest expense associated with accretion of the lease liability. For leases with a lease term of 12 months or less ("short-term lease"), any fixed lease payments are recognized on a straight-line basis over such term and are not recognized on the Consolidated Balance Sheets. Variable lease cost for both operating and finance leases, if any, is recognized as incurred.

The Company acts as sublessor in certain leasing arrangements, primarily related to a sublease of a portion of the Company's leased headquarters space as well as certain retail locations. Fixed sublease payments received are recognized on a straight-line basis over the sublease term.

ROU assets, along with any other related long-lived assets, are periodically evaluated for impairment.

The following table summarizes the ROU assets and lease liabilities recorded on the Company's Consolidated Balance Sheets as of June 28, 2025 and June 29, 2024:

	June 28, 2025	June 29, 2024	Location Recorded on the Consolidated Balance Sheets
	(millions)		
Assets:			
Operating leases	$ 1,331.0	$ 1,314.4	Operating lease right-of-use assets
Finance leases	—	0.6	Property and equipment, net
Total lease assets	$ 1,331.0	$ 1,315.0	
Liabilities:			
Operating leases:			
Current lease liabilities	$ 299.0	$ 299.7	Current portion of operating lease liabilities
Long-term lease liabilities	1,205.6	1,224.2	Long-term operating lease liabilities
Total operating lease liabilities	$ 1,504.6	$ 1,523.9	
Finance leases:			
Current lease liabilities	$ —	$ 1.2	Accrued liabilities
Long-term lease liabilities	—	—	Other liabilities
Total finance lease liabilities	$ —	$ 1.2	
Total lease liabilities	$ 1,504.6	$ 1,525.1	

The following table summarizes the composition of net lease costs, primarily recorded within SG&A expenses on the Company's Consolidated Statement of Operations for the fiscal year ended June 28, 2025 and June 29, 2024:

	Fiscal Year Ended	
	June 28, 2025	June 29, 2024
	(millions)	
Finance lease cost:		
Amortization of right-of-use assets	$ 1.2	$ 1.2
Interest on lease liabilities[1]	0.1	0.2
Total finance lease cost	1.3	1.4
Operating lease cost	360.6	360.7
Short-term lease cost	22.8	19.5
Variable lease cost	204.8	205.3
Operating lease right-of-use impairment	3.0	—
Less: sublease income	(16.4)	(17.8)
Total net lease cost	$ 576.1	$ 569.1

[1] Interest on lease liabilities is recorded within Interest expense, net on the Company's Consolidated Statement of Operations.

The following table summarizes certain cash flow information related to the Company's leases for the fiscal year ended June 28, 2025 and June 29, 2024:

	Fiscal Year Ended	
	June 28, 2025	June 29, 2024
	(millions)	
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating leases	$ 414.8	$ 420.4
Operating cash flows from finance leases	0.1	0.2
Financing cash flows from finance leases	1.2	1.2
Non-cash transactions:		
Right-of-use assets obtained in exchange for operating lease liabilities	327.7	246.2

The following table provides a maturity analysis of the Company's lease liabilities recorded on the Consolidated Balance Sheets as of June 28, 2025:

	June 28, 2025
	Operating Leases
	(millions)
Fiscal 2026	$ 372.7
Fiscal 2027	315.2
Fiscal 2028	231.6
Fiscal 2029	178.0
Fiscal 2030	135.9
Fiscal 2031 and thereafter	554.3
Total lease payments	1,787.7
Less: imputed interest	(283.1)
Total lease liabilities	$ 1,504.6

The future minimum fixed sublease receipts under non-cancelable operating lease agreements as of June 28, 2025 are as follows:

	June 28, 2025
	(millions)
Fiscal 2026	$ 14.8
Fiscal 2027	14.8
Fiscal 2028	14.8
Fiscal 2029	15.3
Fiscal 2030	16.0
Fiscal 2031 and thereafter	96.2
Total sublease income	$ 171.9

The following table summarizes the weighted-average remaining lease terms and weighted-average discount rates related to the Company's operating leases and finance leases recorded on the Consolidated Balance Sheets as of June 28, 2025 and June 29, 2024:

	June 28, 2025	June 29, 2024
Weighted average remaining lease term (years):		
Operating leases	**7.4**	7.8
Finance leases	**—**	0.9
Weighted average discount rate:		
Operating leases	**4.4 %**	4.4 %
Finance leases	**— %**	11.3 %

Additionally, the Company had approximately $237.6 million of future payment obligations related to executed lease agreements for which the related lease had not yet commenced as of June 28, 2025.

10. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The following tables provide information related to the Company's derivative instruments recorded on the Company's Consolidated Balance Sheets as of June 28, 2025 and June 29, 2024:

	Notional Value			Derivative Assets				Derivative Liabilities			
						Fair Value				Fair Value	
	June 28, 2025	June 29, 2024	Consolidated Balance Sheet Classification		**June 28, 2025**		June 29, 2024	Consolidated Balance Sheet Classification		**June 28, 2025**	June 29, 2024
				(millions)							
Designated Derivative Hedging Instruments:											
FC - Inventory purchases[1]	**$ 735.0**	$ 764.6	Other Current Assets	$	**6.5**	$	58.2	Accrued Liabilities	$	**7.9**	$ 2.2
Net investment hedges[2]	**1,690.0**	1,450.0	Other Current Assets & Other Assets[4]		**15.6**		32.2	Accrued Liabilities & Other Liabilities[5]		**263.0**	139.4
Total designated hedge instruments	**$ 2,425.0**	$ 2,214.6		$	**22.1**	$	90.4		$	**270.9**	$ 141.6
Undesignated hedging instruments:											
FC - Intercompany liabilities and loans[3]	**157.0**	348.2	Other Current Assets		**0.3**		0.1	Accrued Liabilities		**0.1**	2.6
Total Hedges	**$ 2,582.0**	$ 2,562.8		$	**22.4**	$	90.5		$	**271.0**	$ 144.2

[1] Represents forward foreign currency exchange contracts ("FC") designated as derivative instruments in cash flow hedging relationships.

[2] Represents cross currency swap foreign exchange contracts ("CCS") and forward foreign exchange contracts ("FC") designated as derivative instruments in net investment hedging relationships.

[3] Represents forward foreign currency exchange contracts ("FC") not designated as hedges.

[4] As of June 28, 2025, the Company recorded $15.6 million within Other Current Assets and $0.0 million within Other Assets. As of June 29, 2024, the Company recorded $11.6 million within Other Current Assets and $20.6 million within Other Assets.

[5] As of June 28, 2025, the Company recorded $6.9 million within Accrued Liabilities and $256.1 million within Other Liabilities. As of June 29, 2024, the Company recorded $2.2 million within Accrued Liabilities and $137.2 million within Other Liabilities.

The following tables provides the pretax impact of gains and losses from the Company's designated derivative instruments on its Consolidated Financial Statements for the fiscal years ended June 28, 2025, June 29, 2024 and July 1, 2023:

	Amount of Gain (Loss) Recognized in OCI on Derivatives		
	Fiscal Year Ended		
	June 28, 2025	June 29, 2024	July 1, 2023
	(millions)		
Cash flow hedges:			
Inventory purchases[1]	$ (19.1)	$ 59.6	$ 34.7
Interest rates[2]	—	(10.4)	—
Total cash flow hedges	$ (19.1)	$ 49.2	$ 34.7
Other:			
Net investment hedges[3]	(141.3)	74.3	(58.7)
Total other	(141.3)	74.3	(58.7)
Total hedges	$ (160.4)	$ 123.5	$ (24.0)

	Amount of Gain (Loss) Reclassified from Accumulated OCI into Income			
	Statement of Operations Classification	Fiscal Year Ended		
		June 28, 2025	June 29, 2024	July 1, 2023
		(millions)		
Cash flow hedges:				
Inventory purchases[1]	Cost of Sales	$ 42.4	$ 36.7	$ (6.3)
Interest rates[2]	Other income (expense)	(0.9)	(9.5)	—
Total cash flow hedges		$ 41.5	$ 27.2	$ (6.3)
Other:				
Net investment hedges[3]	Interest income (expense)	17.7	2.8	—
Total other		17.7	2.8	—
Total hedges		$ 59.2	$ 30.0	$ (6.3)

[1] Represents forward foreign currency exchange contracts ("FC") designated as derivative instruments in cash flow hedging relationships.

[2] Represents forward interest rate contracts ("IC") designated as derivative instruments in cash flow hedging relationships.

[3] Represents cross currency swap contracts ("CCS") and forward foreign exchange contracts ("FC") designated as derivative instruments in net investment hedging relationships, for which the difference between changes in fair value and periodic amortization of excluded components is recorded within AOCI.

The Company expects that $1.3 million of net derivative gain related to inventory purchases included in Accumulated other comprehensive income at June 28, 2025 will be reclassified into earnings within the next 12 months. This amount will vary due to fluctuations in foreign currency exchange rates.

The Company assesses the cross-currency swaps and forward exchange contracts used as net investment hedges under the spot method. This results in the cross-currency basis spread on the cross-currency swaps and the difference between the spot rate and the forward rate of the forward exchange contract being excluded from the assessment of hedge effectiveness, and recorded as incurred as a reduction in interest expense in the Company's Consolidated Statements of Operations. Accordingly, the Company recorded net interest income of $28.9 million and $28.7 million during fiscal 2025 and fiscal 2024, respectively.

11. FAIR VALUE MEASUREMENTS

The Company categorizes its assets and liabilities, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy as set forth below. The three levels of the hierarchy are defined as follows:

Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than quoted prices included in Level 1. Level 2 inputs include quoted prices for identical assets or liabilities in non-active markets, quoted prices for similar assets or liabilities in active markets and inputs other than quoted prices that are observable for substantially the full term of the asset or liability.

Level 3 — Unobservable inputs reflecting management's own assumptions about the input used in pricing the asset or liability. The Company does not have any Level 3 investments.

The following table shows the fair value measurements of the Company's financial assets and liabilities at June 28, 2025 and June 29, 2024:

	Level 1		Level 2	
	June 28, 2025	June 29, 2024	June 28, 2025	June 29, 2024
	(millions)			
Assets:				
Cash equivalents[1]	$ 225.9	$ 437.4	$ —	$ 29.7
Short-term investments:				
Time deposits[2]	—	—	—	0.6
Commercial paper[2]	—	—	—	865.2
Government securities - U.S.[2]	—	178.2	—	—
Other	—	—	19.6	17.8
Long-term investments:				
Other	—	—	1.4	1.3
Derivative Assets:				
Inventory-related instruments[3]	—	—	6.5	58.2
Net investment hedges[3]	—	—	15.6	32.2
Intercompany loans and payables[3]	—	—	0.3	0.1
Liabilities:				
Derivative liabilities:				
Inventory-related instruments[3]	$ —	$ —	$ 7.9	$ 2.2
Net investment hedges[3]	—	—	263.0	139.4
Intercompany loans and payables[3]	—	—	0.1	2.6

[1] Cash equivalents generally consists of money market funds and time deposits with maturities of three months or less at the date of purchase. Due to their short-term maturity, management believes that their carrying value approximates fair value.

[2] Short-term investments are recorded at fair value, which approximates their carrying value, and are primarily based upon quoted vendor or broker priced securities in active markets.

[3] The fair value of these hedges is primarily based on the forward curves of the specific indices upon which settlement is based and includes an adjustment for the counterparty's or Company's credit risk.

Refer to Note 12, "Debt," for the fair value of the Company's outstanding debt instruments.

Non-Financial Assets and Liabilities

The Company's non-financial instruments, which primarily consist of goodwill, intangible assets, right-of-use assets and property and equipment, are not required to be measured at fair value on a recurring basis and are reported at carrying value. However, on a periodic basis whenever events or changes in circumstances indicate that their carrying value may not be fully recoverable (and at least annually for goodwill and indefinite-lived intangible assets), non-financial instruments are assessed for impairment and, if applicable, written-down to and recorded at fair value, considering market participant assumptions. The Company determines the fair values of these assets based on Level 3 measurements. Inputs to these fair value measurements included estimates of the amounts and the timing of future discounted cash flows based on historical experience, current trends, market conditions and performance expectations.

During the fiscal year ended June 28, 2025, the Company recorded an impairment of $610.7 million to the Kate Spade indefinite-lived brand intangible and an impairment of $244.1 million to goodwill pertaining to the Kate Spade reporting unit. Refer to Note 14, "Goodwill and Other Intangible Assets" for further information.

During the fiscal year ended June 28, 2025, the Company recorded $5.8 million of impairment charges to reduce the carrying amount of certain store assets within property and equipment, net to their estimated fair values. During the fiscal year ended June 29, 2024, the Company recorded $6.3 million of impairment charges to reduce the carrying amount of certain store assets within property and equipment, net to their estimated fair values.

During the fiscal year ended June 28, 2025, the Company recorded $3.0 million of impairment charges to reduce the carrying amount of certain operating lease right-of-use assets to their estimated fair values. During the fiscal year ended June 29, 2024, the Company did not have any impairment charges to reduce the carrying amount of certain operating lease right-of-use assets to their estimated fair values

12. DEBT

The following table summarizes the components of the Company's outstanding debt:

	June 28, 2025		June 29, 2024
	(millions)		
Current Debt:			
4.250% Senior Notes due 2025	$ —	$	303.4
China Credit Facility[(1)]	16.7		—
Total Current Debt	$ 16.7	$	303.4
Long-Term Debt:			
7.050% Senior Notes due 2025	$ —	$	500.0
7.000% Senior Notes due 2026	—		750.0
4.125% Senior Notes due 2027	396.6		396.6
7.350% Senior Notes due 2028	—		1,000.0
5.100% Senior Notes due 2030	750.0		—
7.700% Senior Notes due 2030	—		1,000.0
3.050% Senior Notes due 2032	500.0		500.0
7.850% Senior Notes due 2033	—		1,250.0
5.500% Senior Notes due 2035	750.0		—
EUR Senior Notes:			
5.350% EUR Senior Notes due 2025[(2)]	—		535.6
5.375% EUR Senior Notes due 2027[(2)]	—		535.6
5.875% EUR Senior Notes due 2031[(2)]	—		535.6
Total long-term debt	2,396.6		7,003.4
Less: Unamortized discount and debt issuance costs on Senior Notes	(18.7)		(66.2)
Total long-term debt, net	$ 2,377.9	$	6,937.2

[(1)] The amount outstanding under the China Credit Facility includes the impact of changes in the exchange rate of the United States Dollar against the Renminbi.

[(2)] The carrying amounts of the Capri Acquisition EUR Senior Notes include the impact of changes in the exchange rate of the United States Dollar against the Euro.

During fiscal 2025, 2024 and 2023 the Company recognized interest expense related to the outstanding debt of $271.2 million, $369.6 million and $72.8 million, respectively.

During fiscal 2025 the Company recognized Loss on extinguishment of debt of $120.1 million, primarily related to redemption premiums, as well as unamortized debt issuance costs and discounts, as a result of the redemption of the Capri Acquisition USD Senior Notes in the second quarter of fiscal 2025. There was no Loss on extinguishment of debt recognized by the Company during fiscal 2024 and fiscal 2023.

$2.00 Billion Revolving Credit Facility

On May 22, 2025, the Company announced it entered into a definite agreement to refinance and replace the Company's unsecured revolving facility dated May 11, 2022 (the "Existing Revolving Credit Facility") with a new revolving credit facility (the "Amended Revolving Credit Facility"), among the Company, as borrower, Bank of America, N.A., as administrative agent (the "Administrative Agent"), and a syndicate of banks and financial institutions (collectively, the "Lenders"), dated as of May 22, 2025. Under the Amended Revolving Credit Facility, the Lenders have made available to the Company a $2.00 billion unsecured revolving credit facility, including sub facilities for letters of credit, with a maturity date of May 22, 2030.

Borrowings under the Amended Revolving Credit Facility bear interest at a rate per annum equal to, at the Company's option, (i) for borrowings in U.S. Dollars, either (a) an alternate base rate or (b) a term secured overnight financing rate, (ii) for borrowings in Euros, the Euro Interbank Offered Rate, (iii) for borrowings in Pounds Sterling, the Sterling Overnight Index Average Reference Rate and (iv) for borrowings in Japanese Yen, the Tokyo Interbank Offer Rate, plus, in each case, an applicable margin. The applicable margin will be adjusted by reference to a grid (the "Pricing Grid") based on the ratio of (a) consolidated debt (subject to reduction for certain debt incurred in connection with a pending acquisition or for debt being discharged, satisfied or defeased), to (b) consolidated EBITDAR (the "Gross Leverage Ratio"). Additionally, the Company will pay facility fees, calculated at a rate per annum determined in accordance with the Pricing Grid, on the full amount of the Amended Revolving Credit Facility, payable quarterly in arrears, and certain fees with respect to letters of credit that are issued. Borrowings under the Amended Revolving Credit Facility may be used to finance the working capital needs, capital expenditures, permitted investments, share purchases, dividends and other general corporate purposes of the Company and its subsidiaries (which may include commercial paper back-up). During the second quarter of fiscal 2025, the Company executed $1.00 billion of borrowings under the Existing Revolving Credit Facility used to partially fund the share repurchases under the ASR Agreements and for general corporate purposes. Subsequently, on December 11, 2024, the Company issued $1.50 billion of senior unsecured notes (as defined below, the 2030 and 2035 Senior Notes) and the funds were partially used to repay the borrowings under the Existing Revolving Credit Facility on December 11, 2024. There were no outstanding borrowings on the Amended Revolving Credit Facility as of June 28, 2025.

Term Loan Credit Agreement

During the second quarter of fiscal 2025, the Company entered into a $750.0 million senior unsecured term loan facility pursuant to the Term Loan Credit Agreement (the "Term Loan Credit Agreement") with Bank of America, N.A., as administrative agent, and the lenders party thereto, and appointed BofA Securities, Inc. and Morgan Stanley Senior Lending, Inc. as joint lead arrangers and joint bookrunners, used to partially fund the share repurchases under the ASR Agreements, and for general corporate purposes. Borrowings under the Term Loan Credit Agreement bear interest at a rate per annum equal to, at the Company's option, (i) an alternative base rate or (ii) a rate based on the forward-looking SOFR term rate administered by CME Group Benchmark Administration Limited (or any successor administrator satisfactory to the administrative agent). On November 26, 2024, the Company drew down in full, the $750.0 million loan principal under the Term Loan Credit Agreement. The loan was due to mature six months after the date the loan was funded. Subsequently, the Company repaid the borrowings in two tranches with $250.0 million repaid on December 5, 2024 and $500.0 million repaid on December 11, 2024.

2030 and 2035 Senior Notes

On December 11, 2024, the Company issued $1.50 billion of senior unsecured notes, consisting of $750.0 million aggregate principal amount of 5.100% senior unsecured notes due March 11, 2030 at 99.876% of par (the "5.100% Senior Notes due 2030") and $750.0 million aggregate principal amount of 5.500% senior unsecured notes due March 11, 2035 at 99.864% of par (the "5.500% Senior Notes due 2035", together with the 5.100% Senior Notes due 2030, the "2030 and 2035 Senior Notes"). The net proceeds of this offering, together with cash on hand, were used to repay the loans outstanding under the Term Loan Credit Agreement and to repay borrowings under the Existing Revolving Credit Facility. The Company will pay interest semi-annually on the 2030 and 2035 Senior Notes on March 11 and September 11 of each year, commencing on September 11, 2025.

Term Loan due 2027

On May 11, 2022, pursuant to the Existing Credit Agreement, the Company entered into an unsecured $500.0 million Term Loan (the "Term Loan due 2027") which was scheduled to mature on May 11, 2027. The Term Loan due 2027 amortizes in an amount equal to 5.000% per annum, with payments made quarterly. Borrowings under the Term Loan due 2027 bear interest at a rate per annum equal to, at the Company's option, either (i) an alternate base rate or (ii) a term secured overnight financing rate plus, in each case, an applicable margin. The applicable margin will be adjusted by reference to a pricing grid based on the ratio (a) consolidated debt to (b) consolidated EBITDAR. The Company repaid its outstanding borrowings under the Term Loan due 2027 on May 31, 2024.

2025, 2027, 2032 Senior Notes

In March 2015, the Company issued $600.0 million aggregate principal amount of 4.250% senior unsecured notes due April 1, 2025 at 99.445% of par (the "4.250% Senior Notes due 2025"). In June 2017, the Company issued $600.0 million aggregate principal amount of 4.125% senior unsecured notes due July 15, 2027 at 99.858% of par (the 4.125% Senior Notes due 2027"). In December 2021, the Company completed a cash tender offer for $296.6 million and $203.4 million of the outstanding aggregate principal amount under its 4.250% Senior Notes due 2025 and 4.125% Senior Notes due 2027, respectively. In addition, in December 2021, the Company issued $500.0 million aggregate principal amount of 3.050% senior unsecured notes due March 15, 2032 at 99.705% of par (the "3.050% Senior Notes due 2032"). On April 1, 2025, the Company completed the redemption of $303.4 million remaining principal of the 4.250% Senior Notes due 2025.

China Credit Facility

On May 20, 2024, the Company entered into a short-term credit facility ("China Credit Facility") with Citibank, which may be used to fund general working capital needs, not to exceed 12 months, and is subject to annual renewal. The China Credit Facility provides the Company with a maximum facility amount of up to RMB 250.0 million (approximately $35.0 million), which includes a loan of up to RMB 85.0 million (approximately $12.0 million), a bank guarantee facility of up to RMB 15.0 million (approximately $2.0 million) and Accounts payable financing of up to RMB 150.0 million (approximately $21.0 million). As of June 28, 2025, the Company had RMB 120.0 million ($16.7 million) of borrowings outstanding under this facility, which was recorded within Current debt on the Company's Consolidated Balance Sheets.

Capri Holdings Limited Acquisition Related Debt Transactions:

In order to finance the Capri Acquisition, on November 27, 2023, the Company issued $4.50 billion Capri Acquisition USD Senior Notes and €1.50 billion Capri Acquisition EUR Senior Notes which, together with the $1.40 billion of delayed draw Capri Acquisition Term Loan Facilities executed on August 30, 2023, complete the expected financing for the Capri Acquisition.

On November 13, 2024, the Parties entered into a Termination Agreement, pursuant to which it was agreed that the Merger Agreement was terminated, effective immediately. On November 25, 2024, due to the termination of the Merger Agreement and pursuant to the terms of the Indenture, the Company redeemed all outstanding Capri Acquisition Senior Notes at a redemption price of 101% of the aggregate principal amount of such Capri Acquisition USD Senior Notes and Capri Acquisition EUR Senior Notes, plus accrued and unpaid interest to, but excluding, the date of redemption. In addition, the Capri Acquisition Term Loan Credit Agreement was terminated concurrently with the execution of the Termination Agreement on November 13, 2024. Refer to Note 5, "Acquisitions and Divestitures," for further information. A summary of the Capri Holdings Limited acquisition debt related transactions is as follows:

Capri Acquisition Term Loan Facilities

On August 30, 2023, the Company entered into a definitive credit agreement (such agreement, the "Capri Acquisition Term Loan Credit Agreement") whereby Bank of America, N.A, as administrative agent, and the other agents party thereto, and a syndicate of banks and financial institutions have committed to lend the Company, subject to the satisfaction or waiver of the conditions set forth in the Capri Acquisition Term Loan Credit Agreement, the Capri Acquisition Term Loan Facilities consisting of a $1.05 billion unsecured term loan facility maturing three years after the term loans thereunder are borrowed (the "Three-Year Term Loan Facility") and a $350.0 million term loan facility maturing five years after the term loans thereunder are borrowed (the "Five-Year Term Loan Facility"). On November 13, 2024, the Capri Acquisition Term Loan Credit Agreement was terminated concurrently with the execution of the Termination Agreement.

Capri Acquisition USD Senior Notes

On November 27, 2023, the Company issued $4.50 billion aggregate principal amount of the Capri Acquisition USD Senior Notes, consisting of $500.0 million aggregate principal amount of 7.050% senior unsecured notes due November 27, 2025 at 99.890% of par (the "7.050% Senior Notes due 2025"), $750.0 million aggregate principal amount of 7.000% senior unsecured notes due November 27, 2026 at 99.803% of par (the "7.000% Senior Notes due 2026"), $1.00 billion aggregate principal amount of 7.350% senior unsecured notes due November 27, 2028 at 99.724% (the "7.350% Senior Notes due 2028"), $1.00 billion aggregate principal amount of 7.700% Senior Notes due November 27, 2030 at 99.712% of par (the "7.700% Senior Notes due 2030") and $1.25 billion aggregate principal amount of our 7.850% Senior Notes due November 27, 2033 at 99.475% (the "7.850% Senior Notes due 2033").

Due to the termination of the Merger Agreement, on November 25, 2024, the Company redeemed the Capri Acquisition USD Senior Notes with cash on hand at a redemption price equal to 101% of their principal amount. As a result of the redemption prior to their scheduled maturities, the Company was subject to a redemption premium of $45.0 million paid on the Capri Acquisition USD Senior Notes upon such redemption. Additionally, the Company recognized $41.2 million of unamortized debt issuance costs and discounts in connection with the redemption. These redemption premiums, as well as unamortized debt issuance costs and discounts, were recorded as a Loss on extinguishment of debt during the second quarter of fiscal 2025.

Capri Acquisition EUR Senior Notes

On November 27, 2023, the Company issued €1.50 billion aggregate principal amount of the Capri Acquisition EUR Senior Notes, consisting of €500.0 million aggregate principal amount of 5.350% senior unsecured notes due November 27, 2025 at 99.878% of par (the "5.350% EUR Senior Notes due 2025"), €500.0 million aggregate principal amount of 5.375% senior unsecured notes due November 27, 2027 at 99.723% of par (the 5.375% EUR Senior Notes due 2027") and €500.0 million aggregate principal amount of our 5.875% senior unsecured notes due November 27, 2031 at 99.248% of par (the "5.875% EUR Senior Notes due 2031").

Due to the termination of the Merger Agreement, on November 25, 2024, the Company redeemed the Capri Acquisition EUR Senior Notes with cash on hand at a redemption price equal to 101% of their principal amount. As a result of the redemption prior to their scheduled maturities, the Company was subject to a redemption premium of $16.2 million paid on the Capri Acquisition EUR Senior Notes upon such redemption. Additionally, the Company recognized $13.8 million of unamortized debt issuance costs and discounts in connection with the redemption. These redemption premiums, as well as unamortized debt issuance costs and discounts, were recorded as a Loss on extinguishment of debt during the second quarter of fiscal 2025.

Debt Covenants

Under the terms of our debt facilities, we must comply with certain restrictions limiting the Company's ability to among other things: (i) incur certain indebtedness, (ii) create certain liens, (iii) enter into certain sale and leaseback transactions, (iv) make certain investments or payments and (v) merge, or consolidate or transfer, sell or lease all or substantially all of the Company's assets.

Under the Amended Revolving Credit Facility, we are required to comply on a quarterly basis with a maximum net leverage ratio of 4.00:1.00, which may be increased to 4.50:1:00 following the consummation of a material acquisition, subject to certain limitations set forth in the Amended Revolving Credit Facility. As of June 28, 2025, we were in compliance with these restrictions and covenants, have met such financial ratios and have met all debt payment obligations.

Fair Value Considerations

The following table shows the estimated fair values of the senior unsecured notes at June 28, 2025 and June 29, 2024 based on external pricing data, including available quoted market prices of the instruments, and consideration of comparable debt instruments with similar interest rates and trading frequency, among other factors, and are classified as Level 2 measurements within the fair value hierarchy:

	June 28, 2025	June 29, 2024
	(millions)	
USD Senior Notes:		
4.250% Senior Notes due 2025	$ —	$ 300.2
7.050% Senior Notes due 2025	—	508.1
7.000% Senior Notes due 2026	—	770.7
4.125% Senior Notes due 2027	**393.0**	378.2
7.350% Senior Notes due 2028	—	1,036.5
5.100% Senior Notes due 2030	**756.8**	—
7.700% Senior Notes due 2030	—	1,042.9
3.050% Senior Notes due 2032	**443.2**	402.9
7.850% Senior Notes due 2033	—	1,311.3
5.500% Senior Notes due 2035	**748.2**	—
EUR Senior Notes:		
5.350% EUR Senior Notes due 2025[1]	—	543.8
5.375% EUR Senior Notes due 2027[1]	—	550.8
5.875% EUR Senior Notes due 2031[1]	—	556.4

[1] The fair values of the Capri Acquisition EUR Senior Notes include the impact of changes in the exchange rate of the United States Dollar against the Euro.

Debt Maturities

As of June 28, 2025, the debt maturities for the next five fiscal years and thereafter are as follows:

	Principal[1]
	(millions)
Fiscal Year	
2026	$ 16
2027	—
2028	396
2029	—
2030	750
2031 and thereafter	1,250
Total	$ 2,413

[1] The amount outstanding under the China Credit Facility includes the impact of changes in the exchange rate of the United States Dollar against the Renminbi.

13. COMMITMENTS AND CONTINGENCIES

Stuart Weitzman Business Divestiture

On February 16, 2025, the Company entered into the Purchase Agreement to sell the Stuart Weitzman Business. The sale was completed on August 4, 2025. Refer to Note 5, "Acquisitions and Divestitures" and Note 21, "Subsequent Events," for further information.

Capri Holdings Limited Merger Agreement

On August 10, 2023, the Company entered into the Merger Agreement. On November 13, 2024, the Company entered into the Termination Agreement, pursuant to which the Merger Agreement was terminated, effective immediately. The Parties also agreed to release each other from claims, demands, damages, actions, causes of action and liability relating to or arising out of the Merger Agreement and the transactions contemplated therein or thereby. Refer to Note 5, "Acquisitions and Divestitures" for further information.

Letters of Credit

The Company had standby letters of credit, surety bonds and bank guarantees totaling $26.5 million and $28.4 million outstanding at June 28, 2025 and June 29, 2024, respectively. The agreements, which expire at various dates through calendar 2039, primarily collateralize the Company's obligation to third parties for duty, leases, insurance claims and materials used in product manufacturing. The Company pays certain fees with respect to letters of credit that are issued.

Other

The Company had other contractual cash obligations as of June 28, 2025, including $353.0 million related to inventory purchase obligations, $34.3 million related to capital expenditure and cloud computing implementation commitments, $222.3 million of other purchase obligations, $2.41 billion of debt repayments and $771.8 million of interest payments on the outstanding debt. Refer to Note 9, "Leases," for a summary of the Company's future minimum rental payments under non-cancelable leases.

The Company is involved in various routine legal proceedings as both plaintiff and defendant incident to the ordinary course of its business, including proceedings to protect Tapestry's intellectual property rights, litigation instituted by persons alleged to have been injured by advertising claims or upon premises within the Company's control, contract disputes, insurance claims and litigation, including wage and hour litigation, with present or former employees.

Although the Company's litigation can result in large monetary awards, such as when a civil jury is allowed to determine compensatory and/or punitive damages, the Company believes that the outcome of all pending legal proceedings in the aggregate will not have a material effect on the Company's business or consolidated financial statements. There have been no material developments with respect to any previously reported proceedings.

Following the previously disclosed termination of the proposed Merger Agreement, dated August 10, 2023, by and among the Company, Merger Sub and Capri, pursuant to which, among other things, Merger Sub would merge with and into Capri (the "Merger") with Capri surviving the Merger and continuing as a wholly owned subsidiary of the Company ("the Capri Acquisition") two separate putative securities class actions were filed on December 23, 2024 and January 28, 2025, by plaintiff shareholders in the United States District Court for the District of Delaware against Capri and certain of its officers and against Tapestry and certain of its officers, alleging that during the respective class periods (between August 10, 2023 and October 24, 2024), Capri and Tapestry misrepresented and failed to disclose adverse facts about Capri's business, operations, market dynamics, and the prospects for approval of the Capri Acquisition, which were known to defendants or recklessly disregarded by them. The complaints, which each allege violations of sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and rule 10b-5 promulgated thereunder, seek unspecified compensatory damages, costs and expenses, and equitable relief. On July 14, 2025, the Company moved to dismiss the complaint. The Company intends to vigorously defend itself in these matters.

14. GOODWILL AND OTHER INTANGIBLE ASSETS

The Company performs its annual impairment assessment of goodwill as well as brand intangibles at the beginning of the fourth quarter of each fiscal year or if an event occurs that would more likely than not reduce the fair value below its carrying amount.

During the fourth quarter of fiscal 2025, the Company performed its annual goodwill and indefinite-lived intangible assets impairment analysis. The assessment concluded that the fair values of the Kate Spade reporting unit and indefinite-lived brand intangible asset did not exceed their respective carrying values due to a reduction in both current and future expected cash flows, which includes an estimated impact of cost increases due to changes in tariff and trade policies.

Accordingly, the Company recorded a goodwill impairment charge of $244.1 million related to the Kate Spade reporting unit during the fourth quarter of the fiscal year. The Company also recorded an impairment charge of $610.7 million related to the Kate Spade indefinite-lived brand intangible asset. The goodwill and brand intangible asset impairment charges were recorded within SG&A expenses on the Company's Consolidated Statement of Operations.

The estimated fair value of the Company's reporting units are based on a weighted average of the income and market approaches. The income approach is based on estimated discounted future cash flows, while the market approach is based on earnings multiples of selected guideline companies. The approach, which qualifies as Level 3 in the fair value hierarchy, incorporated a number of significant assumptions and judgments, including, but not limited to, estimated future cash flows, discount rates, income tax rates, terminal growth rates and valuation multiples derived from comparable publicly traded companies.

Goodwill

The change in the carrying amount of the Company's Goodwill by segment is as follows:

	Coach	Kate Spade	Stuart Weitzman	Total
	(millions)			
Balance at July 1, 2023	$ 597.5	$ 630.0	$ —	$ 1,227.5
Foreign exchange impact	(19.5)	(3.9)	—	(23.4)
Balance at June 29, 2024	578.0	626.1	—	1,204.1
Impairment charges	—	(244.1)	—	(244.1)
Foreign exchange impact	19.5	3.8	—	23.3
Balance at June 28, 2025	$ 597.5	$ 385.8	$ —	$ 983.3

Intangible Assets

Intangible assets consist of the following:

	June 28, 2025			June 29, 2024		
	Gross Carrying Amount	Accum. Amort.	Net	Gross Carrying Amount	Accum. Amort.	Net
	(millions)					
Intangible assets subject to amortization:						
Customer relationships[1]	$ 45.6	$ (25.1)	$ 20.5	$ 100.3	$ (56.5)	$ 43.8
Total intangible assets subject to amortization	45.6	(25.1)	20.5	100.3	(56.5)	43.8
Intangible assets not subject to amortization:						
Trademarks and trade names[2]	699.1	—	699.1	1,309.8	—	1,309.8
Total intangible assets	$ 744.7	$ (25.1)	$ 719.6	$ 1,410.1	$ (56.5)	$ 1,353.6

---

[1] As of June 28, 2025, $18.2 million related to the net carrying value of customer relationships of the Stuart Weitzman Business were reclassified to Assets held for sale in the Company's Condensed Consolidated Balance Sheet. Refer to Note 5, "Acquisitions and Divestitures," for further information.

[2] The Company recognized a $610.7 million non-cash charge related to the impairment of the Kate Spade indefinite-lived brand intangible asset in fiscal 2025.

Amortization expense for the Company's definite-lived intangible assets was $5.2 million and $6.5 million for fiscal 2025 and fiscal 2024, respectively.

As of June 28, 2025, the expected amortization expense for intangible assets is as follows:

	Amortization Expense
	(millions)
Fiscal Year	
Fiscal 2026	$ 3.0
Fiscal 2027	3.0
Fiscal 2028	3.0
Fiscal 2029	3.0
Fiscal 2030	3.0
Fiscal 2031 and thereafter	5.5
Total	$ 20.5

The expected amortization expense above reflects remaining useful life of approximately 7.0 years for customer relationships.

15. INCOME TAXES

The provisions for income taxes, computed by applying the U.S. statutory rate to income before taxes, as reconciled to the actual provisions were:

	Fiscal Year Ended					
	June 28, 2025		June 29, 2024		July 1, 2023	
	Amount	**Percentage**	Amount	Percentage	Amount	Percentage
		(millions)				
Income before provision for income taxes:						
United States[1]	$ (655.8)	(303.5)%	$ 139.0	13.7 %	$ 421.5	36.9 %
Foreign	871.9	403.5	872.9	86.3	721.6	63.1
Total income before provision for income taxes	$ 216.1	100.0 %	$ 1,011.9	100.0 %	$ 1,143.1	100.0 %
Tax expense at U.S. statutory rate	$ 45.3	21.0 %	$ 212.5	21.0 %	$ 240.0	21.0 %
State taxes, net of federal benefit	5.5	2.5	18.1	1.8	23.2	2.0
Effects of foreign operations[2]	19.8	9.2	20.5	2.0	4.3	0.4
Effects of tax credits, acquisition costs and reorganization costs	(95.5)	(44.2)	(64.6)	(6.4)	(61.3)	(5.4)
Effects of impairment[3]	51.3	23.7	—	—	—	—
Share-based compensation	(7.8)	(3.6)	2.3	0.2	(1.3)	(0.1)
Other, net	14.3	6.6	7.1	0.8	2.2	0.2
Taxes at effective worldwide rates	$ 32.9	15.2 %	$ 195.9	19.4 %	$ 207.1	18.1 %

[1] The United States jurisdiction includes foreign pre-tax earnings allocated to the Company from its interest in a foreign partnership.

[2] This includes the tax related to the Global Intangible Low-Taxed Income ("GILTI"). The Company has elected to account for the tax associated with GILTI as a period cost, and accordingly, the Company has not recorded deferred taxes associated with GILTI.

[3] This item represents the effective tax rate impact of the Kate Spade goodwill impairment activity recorded in the U.S. in fiscal 2025.

Current and deferred tax provision (benefit) was:

	Fiscal Year Ended					
	June 28, 2025		June 29, 2024		July 1, 2023	
	Current	Deferred	Current	Deferred	Current	Deferred
	(millions)					
Federal	$ 60.6	$ (144.1)	$ 71.0	$ 14.2	$ 111.6	$ 24.7
Foreign	88.8	16.3	103.5	(14.6)	48.0	3.6
State	23.3	(12.0)	18.9	2.9	6.3	12.9
Total current and deferred tax provision (benefit)	$ 172.7	$ (139.8)	$ 193.4	$ 2.5	$ 165.9	$ 41.2

The components of deferred tax assets and liabilities were:

| | June 28, 2025 | June 29, 2024 |
	(millions)	
Share-based compensation	$ 17.4	$ 20.6
Reserves not deductible until paid	44.4	46.7
Employee benefits	41.9	30.1
Net operating loss	29.2	45.5
Other	66.9	44.8
Inventory	16.4	17.6
Lease liability	332.1	316.2
Gross deferred tax assets	548.3	521.5
Valuation allowance	17.6	32.1
Deferred tax assets after valuation allowance	$ 530.7	$ 489.4
Goodwill	55.5	48.6
Other intangibles	163.4	308.6
Property and equipment	15.2	15.1
Foreign investments	38.7	43.3
Right-of-use	302.7	279.3
Prepaid expenses	1.2	1.7
Gross deferred tax liabilities	576.7	696.6
Net deferred tax (liabilities) assets	$ (46.0)	$ (207.2)
Consolidated Balance Sheets Classification		
Deferred income taxes – non-current asset	33.8	44.1
Deferred income taxes – non-current liability	(79.8)	(251.3)
Net deferred tax (liabilities) assets	$ (46.0)	$ (207.2)

Significant judgment is required in determining the worldwide provision for income taxes, and there are many transactions for which the ultimate tax outcome is uncertain. It is the Company's policy to establish provisions for taxes that may become payable in future years, including those due to an examination by tax authorities. The Company establishes the provisions based upon management's assessment of exposure associated with uncertain tax positions. The provisions are analyzed at least quarterly and adjusted as appropriate based on new information or circumstances in accordance with the requirements of ASC 740.

A reconciliation of the beginning and ending gross amount of unrecognized tax benefits is as follows:

		June 28, 2025		June 29, 2024		July 1, 2023
			(millions)			
Balance at beginning of fiscal year	$	**115.8**	$	91.8	$	96.1
Gross increase due to tax positions related to prior periods		**15.9**		20.5		4.3
Gross decrease due to tax positions related to prior periods		**(15.5)**		(0.9)		(7.7)
Gross increase due to tax positions related to current period		**4.5**		6.5		5.2
Decrease due to lapse of statutes of limitations		**(2.4)**		(2.1)		(6.1)
Decrease due to settlements with taxing authorities		**(7.6)**		—		—
Balance at end of fiscal year	$	**110.7**	$	115.8	$	91.8

Of the $110.7 million ending gross unrecognized tax benefit balance as of June 28, 2025, $107.1 million relates to items which, if recognized, would impact the effective tax rate. Of the $115.8 million ending gross unrecognized tax benefit balance as of June 29, 2024, $112.1 million relates to items which, if recognized, would impact the effective tax rate. As of June 28, 2025 and June 29, 2024, gross interest and penalties payable was $26.9 million and $19.7 million, respectively, which are included in Other liabilities. During fiscal 2025, fiscal 2024 and fiscal 2023, the Company recognized gross interest and penalty expense of $7.1 million, gross interest and penalty expense of $9.5 million and gross interest and penalty expense of $2.3 million, respectively.

The Company files income tax returns in the U.S. federal jurisdiction, as well as various state and foreign jurisdictions. Tax examinations are currently in progress in select foreign and state jurisdictions that are extending the years open under the statutes of limitation. Fiscal years 2018 to present are open to examination in the U.S. federal jurisdiction, fiscal 2019 to present in select state jurisdictions and fiscal 2018 to present in select foreign jurisdictions. The Company is currently under U.S. federal audit for fiscal 2018 to 2020. The IRS is examining carryback claims to fiscal 2014 through fiscal 2020 as part of Joint Committee procedures for tax refund claims. The Company anticipates that one or more of these audits may be finalized and certain statutes of limitation may expire in the foreseeable future. However, based on the status of these examinations and the average time typically incurred in finalizing audits with the relevant tax authorities, the Company cannot reasonably estimate the impact these audits may have in the next 12 months, if any, to previously recorded uncertain tax positions. The Company accrues for certain known and reasonably anticipated income tax obligations after assessing the likely outcome based on the weight of available evidence. Although the Company believes that the estimates and assumptions used are reasonable and legally supportable, the final determination of tax audits could be different than that which is reflected in historical income tax provisions and recorded assets and liabilities. With respect to all jurisdictions, the Company has made adequate provision for all income tax uncertainties.

As of June 28, 2025, the Company had the following tax loss carryforwards available: U.S. state tax loss carryforwards of $370.0 million and tax loss carryforwards of various foreign jurisdictions of $38.3 million. As of June 29, 2024, the Company had the following tax loss carryforwards available: U.S. state tax loss carryforwards of $534.5 million and tax loss carryforwards of various foreign jurisdictions of $78.7 million. The state net operating loss carryforwards generally start to expire in fiscal 2026. The majority of the foreign net operating loss can be carried forward indefinitely. Deferred tax assets, including the deferred tax assets recognized on these net operating losses, have been reduced by a valuation allowance of $17.6 million as of June 28, 2025 and $32.1 million as of June 29, 2024.

The Company is not permanently reinvested with respect to the earnings of a limited number of foreign entities and has recorded the tax consequences of remitting earnings from these entities. The Company is permanently reinvested with respect to all other earnings. The total estimated amount of unremitted earnings of foreign subsidiaries as of June 28, 2025 and June 29, 2024 was $1.33 billion and $750.0 million, respectively. The Company intends to distribute $1.20 billion of earnings that were previously subject to U.S. Federal Tax and has recorded a deferred tax liability of $2.9 million during fiscal 2025 for U.S. state taxes and foreign withholding taxes related to the future distribution. Based on the Company's current analysis, there is further unrecognized deferred tax liability of approximately $4.0 million to $6.0 million on the remaining unremitted earnings.

16. DEFINED CONTRIBUTION PLAN

The Company maintains the Tapestry, Inc. 401(k) Savings Plan, which is a defined contribution plan. Employees who meet certain eligibility requirements and are not part of a collective bargaining agreement may participate in this program. The annual expense incurred by the Company for this defined contribution plan was $13.1 million, $12.7 million and $13.4 million in fiscal 2025, fiscal 2024 and fiscal 2023, respectively.

17. SEGMENT INFORMATION

The Company has three reportable segments:

- *Coach* - Includes global sales primarily of Coach brand products to customers through our DTC, wholesale and licensing businesses.

- *Kate Spade* - Includes global sales primarily of kate spade new york brand products to customers through our DTC, wholesale and licensing businesses.

- *Stuart Weitzman* - Includes global sales of Stuart Weitzman brand products primarily through our DTC, wholesale and licensing businesses. On February 16, 2025, the Company entered into the Purchase Agreement to sell the Stuart Weitzman Business. The sale was completed on August 4, 2025. Refer to Note 5, "Acquisitions and Divestitures," and Note 21, "Subsequent Events," for further information.

The Company's chief operating decision maker ("CODM"), who is its Chief Executive Officer, regularly evaluates operating profit of these segments compared to management's expectations in deciding how to allocate resources and assess performance. Segment operating profit is the gross profit of the segment less direct expenses of the segment. Total expenditures for additions to long-lived assets are not disclosed as this information is not regularly provided to the CODM at the segment level.

In addition to these reportable segments, the Company has certain corporate expenses that are not directly attributable to its brands ("Unallocated corporate expenses"); therefore, they are not allocated to its segments. Such costs primarily include certain overhead expenses related to corporate functions as well as certain administration, corporate occupancy, information technology and depreciation costs.

On February 16, 2025, the Company entered into a sale and purchase agreement (the "Purchase Agreement") with Caleres, Inc. (the "Purchaser") to sell the Stuart Weitzman Business (as defined below). The Purchaser acquired certain assets and liabilities of the Company's global business of designing, manufacturing, promotion, marketing, production, distribution, sales and licensing of Stuart Weitzman branded products (the "Stuart Weitzman Business"). The sale was completed on August 4, 2025 (the "Stuart Weitzman Business Divestiture"). Refer to Note 5, "Acquisitions and Divestitures," and Note 21, "Subsequent Events," for further information.

The following table summarizes net sales, significant expenses and operating profit (loss) of each of the Company's segments and reconciliation to the Company's Income (loss) before provision for income taxes for fiscal 2025, fiscal 2024 and fiscal 2023:

	Coach		Kate Spade		Stuart Weitzman		Total	
				(millions)				
Fiscal 2025								
Net sales	$	**5,598.5**	$	**1,197.1**	$	**215.1**	$	**7,010.7**
Cost of sales[1]		**1,226.0**		**399.1**		**96.7**		**1,721.8**
Selling, general and administrative expenses[1]		**2,497.2**		**1,567.2**		**133.8**		**4,198.2**
Total segment operating profit (loss):	$	**1,875.3**	$	**(769.2)**	$	**(15.4)**	$	**1,090.7**
Unallocated corporate expenses[2]								**675.7**
Unallocated other charges, net[3]								**198.9**
Income (loss) before provision for income taxes							$	**216.1**
Fiscal 2024								
Net sales	$	5,095.3	$	1,334.4	$	241.5	$	6,671.2
Cost of sales[1]		1,219.9		463.2		98.6		1,781.7
Selling, general and administrative expenses[1]		2,224.3		738.6		164.1		3,127.0
Total segment operating profit (loss):	$	1,651.1	$	132.6	$	(21.2)	$	1,762.5
Unallocated corporate expenses[2]								622.4
Unallocated other charges, net[3]								128.2
Income (loss) before provision for income taxes							$	1,011.9
Fiscal 2023								
Net sales	$	4,960.4	$	1,418.9	$	281.6	$	6,660.9
Cost of sales[1]		1,313.3		518.8		113.9		1,946.0
Selling, general and administrative expenses[1]		2,117.2		785.1		174.4		3,076.7
Total segment operating profit (loss):	$	1,529.9	$	115.0	$	(6.7)	$	1,638.2
Unallocated corporate expenses[2]								465.8
Unallocated other charges, net[3]								29.3
Income (loss) before provision for income taxes							$	1,143.1

[1] Significant expense categories that are regularly provided to the CODM, or easily computable from information that is regularly provided to the CODM. SG&A expenses includes Other selling, general and administrative expenses and Impairment of goodwill and intangible assets on the Company's Consolidated Statement of Operations.

[2] Unallocated corporate expenses represent certain corporate expenses that are not directly attributable to a segment.

[3] Includes Loss on extinguishment of debt, Interest expense, net and Other expense (income).

The following table summarizes depreciation and amortization expense of each of the Company's segments for fiscal 2025, fiscal 2024, and fiscal 2023:

			Fiscal Year Ended				
			June 28, 2025[1]		June 29, 2024		July 1, 2023
			(millions)				
Depreciation and amortization expense[2]:							
Coach	$		**91.2**	$	88.0	$	94.7
Kate Spade			**34.1**		41.6		44.2
Stuart Weitzman			**6.1**		10.6		10.5
Total segment depreciation and amortization expense:			**131.4**		140.2		149.4
Unallocated corporate[3]			**36.0**		33.8		32.8
Total Depreciation and amortization expense:	$		**167.4**	$	174.0	$	182.2

[1] For the fiscal year ended June 28, 2025, depreciation and amortization expense includes $2.7 million of impairment charges in connection with the sale of the Stuart Weitzman Business of which $2.1 million was recorded within Unallocated corporate and $0.6 million was recorded within the Stuart Weitzman segment. For the fiscal year ended June 28, 2025, depreciation and amortization expense includes $1.8 million of costs related to the Company's organizational efficiency efforts recorded within Unallocated corporate. Refer to Note 5, "Acquisitions and Divestitures," for further information.

[2] Depreciation and amortization expense for the segments includes an allocation of expense related to assets which support multiple segments.

[3] Unallocated corporate, which is not a reportable segment, represents certain depreciation and amortization costs that are not directly attributable to a segment.

Impairment charges in fiscal 2025 includes $854.8 million of brand intangible and goodwill impairment charges for the Kate Spade reportable segment. There were no impairment charges in fiscal 2024 and fiscal 2023. Refer to Note 14, "Goodwill and Other Intangible Assets," for further information.

The following table summarizes total assets of each of the Company's segments for fiscal 2025, fiscal 2024, and fiscal 2023:

			Fiscal Year Ended				
			June 28, 2025		June 29, 2024		July 1, 2023
			(millions)				
Total assets:							
Coach	$		**2,497.5**	$	2,238.4	$	2,272.3
Kate Spade			**1,656.6**		2,469.2		2,597.3
Stuart Weitzman[1]			**176.4**		232.6		235.8
Total segment assets:			**4,330.5**		4,940.2		5,105.4
Unallocated corporate[2]			**2,250.0**		8,456.1		2,011.4
Total assets:	$		**6,580.5**	$	13,396.3	$	7,116.8

[1] As of June 28, 2025, the assets relating to the Stuart Weitzman Business are presented in the Consolidated Balance Sheet as Assets held for sale. Refer to Note 5, "Acquisitions and Divestitures," for further information.

[2] Unallocated corporate, which is not a reportable segment, represents certain assets that are not directly attributable to a segment.

The following table disaggregates Net sales for each of the Company's product categories by segment in fiscal 2025, fiscal 2024, and fiscal 2023:

	Fiscal Year Ended					
	June 28, 2025		June 29, 2024		July 1, 2023	
	Amount	% of total segment net sales	Amount	% of total segment net sales	Amount	% of total segment net sales
			(millions)			
Coach						
Handbags	$ 3,223.3	57.6 %	$ 2,889.9	56.7 %	$ 2,847.1	57.4 %
Accessories	1,539.5	27.5	1,407.9	27.6	1,325.7	26.7
Footwear	342.5	6.1	326.0	6.4	311.5	6.3
Other	493.2	8.8	471.5	9.3	476.1	9.6
Total Coach	$ 5,598.5	100.0 %	$ 5,095.3	100.0 %	$ 4,960.4	100.0 %
Kate Spade						
Handbags	$ 623.0	52.1 %	$ 721.0	54.0 %	$ 779.7	54.9 %
Accessories	269.8	22.5	307.0	23.0	324.8	22.9
Footwear	55.2	4.6	57.4	4.3	57.8	4.1
Other	249.1	20.8	249.0	18.7	256.6	18.1
Total Kate Spade	$ 1,197.1	100.0 %	$ 1,334.4	100.0 %	$ 1,418.9	100.0 %
Stuart Weitzman[1]	$ 215.1	100.0 %	$ 241.5	100.0 %	$ 281.6	100.0 %
Tapestry						
Handbags	$ 3,846.3	54.9 %	$ 3,610.9	54.1 %	$ 3,626.8	54.4 %
Accessories	1,809.3	25.8	1,714.9	25.7	1,650.5	24.8
Footwear	612.8	8.7	624.9	9.4	650.9	9.8
Other	742.3	10.6	720.5	10.8	732.7	11.0
Total Tapestry	$ 7,010.7	100.0 %	$ 6,671.2	100.0 %	$ 6,660.9	100.0 %

[1] The significant majority of sales for Stuart Weitzman is attributable to footwear and therefore all of Stuart Weitzman net sales are within the Tapestry Footwear category.

Geographic Area Information

Geographic revenue information is based on the location of our customer sale. Geographic long-lived asset information is based on the physical location of the assets at the end of each fiscal year and includes property and equipment, net, right-of-use assets and other assets.

	United States		Greater China[2]		Japan		Other[3]		Total
					(millions)				
Fiscal 2025									
Net sales[1]	$	**4,208.1**	$	**1,059.7**	$	**514.8**	$	**1,228.1**	$ **7,010.7**
Long-lived assets		**1,431.7**		**142.3**		**105.1**		**257.7**	**1,936.8**
Fiscal 2024									
Net sales[1]	$	3,949.7	$	1,012.6	$	554.4	$	1,154.5	$ 6,671.2
Long-lived assets		1,533.7		151.8		94.0		210.0	1,989.5
Fiscal 2023									
Net sales[1]	$	4,040.2	$	1,015.8	$	569.0	$	1,035.9	$ 6,660.9
Long-lived assets		1,662.5		160.3		87.7		213.5	2,124.0

[1] Includes net sales from our global travel retail business in locations within the specified geographic area.

[2] Greater China includes sales in mainland China, Taiwan, Hong Kong SAR, and Macao SAR.

[3] Other includes sales in Europe, Canada, Malaysia, Australia, South Korea, Singapore and other countries primarily in Asia as well as royalties earned from the Company's licensing partners.

18. EARNINGS PER SHARE

Basic net income per share is calculated by dividing net income by the weighted-average number of shares outstanding during the period. Diluted net income per share is calculated similarly but includes potential dilution from the exercise of stock options and restricted stock units and any other potentially dilutive instruments, only in the periods in which such effects are dilutive under the treasury stock method.

The following is a reconciliation of the weighted-average shares outstanding and calculation of basic and diluted earnings per share:

	Fiscal Year Ended		
	June 28, 2025	June 29, 2024	July 1, 2023
	(millions, except per share data)		
Net income (loss)	$ **183.2**	$ 816.0	$ 936.0
Weighted-average basic shares	**216.8**	229.2	236.4
Dilutive securities:			
Effect of dilutive securities	**5.7**	4.0	4.9
Weighted-average diluted shares	**222.5**	233.2	241.3
Net income (loss) per share:			
Basic	$ **0.84**	$ 3.56	$ 3.96
Diluted	$ **0.82**	$ 3.50	$ 3.88

At June 28, 2025, there were no options to purchase shares of common stock outstanding but not included in the computation of diluted earnings per share with an exercise price greater than the average market price of the common shares.

At June 29, 2024, options to purchase 1.3 million shares of common stock were outstanding but not included in the computation of diluted earnings per share, as these options' exercise prices, ranging from $41.82 to $51.38, were greater than the average market price of the common shares.

At July 1, 2023, options to purchase 2.1 million shares of common stock were outstanding but not included in the computation of diluted earnings per share, as these options' exercise prices, ranging from $41.65 to $56.39, were greater than the average market price of the common shares.

Earnings per share amounts have been calculated based on unrounded numbers. Options to purchase shares of the Company's common stock at an exercise price greater than the average market price of the common stock during the reporting period are anti-dilutive and therefore not included in the computation of diluted net income (loss) per common share. In addition, the Company has outstanding restricted stock unit awards that are issuable only upon the achievement of certain performance goals. Performance-based restricted stock unit awards are included in the computation of diluted shares only to the extent that the underlying performance conditions (and any applicable market condition modifiers) (i) are satisfied as of the end of the reporting period or (ii) would be considered satisfied if the end of the reporting period were the end of the related contingency period and the result would be dilutive under the treasury stock method. As of June 28, 2025, June 29, 2024 and July 1, 2023, there were approximately 0.7 million, 0.8 million and 2.7 million, respectively, of additional shares issuable upon exercise of anti-dilutive options and contingent vesting of performance-based restricted stock unit awards, which were excluded from the diluted share calculations.

19. RELATED PARTIES

The Stuart Weitzman brand owns approximately 50% of a factory located in Spain, which is involved in the production of Stuart Weitzman inventory. Payments to this factory represented $5.7 million, $12.3 million and $15.2 million in fiscal 2025, fiscal 2024, and fiscal 2023, respectively. Amounts payable to this factory were not material at June 28, 2025 or June 29, 2024.

20. SUPPLEMENTAL BALANCE SHEET INFORMATION

The components of certain balance sheet accounts are as follows:

	June 28, 2025		June 29, 2024
	(millions)		
Property and equipment			
Land and building	$ 8.1	$	8.1
Machinery and equipment	53.0		69.1
Software and computer equipment	564.1		642.8
Furniture and fixtures	288.1		295.4
Leasehold improvements	750.4		720.4
Construction in progress	40.8		42.2
Less: accumulated depreciation	(1,215.0)		(1,263.3)
Total property and equipment, net	$ 489.5	$	514.7
Accrued liabilities			
Payroll and employee benefits	$ 224.4	$	171.3
Accrued rent	21.7		17.5
Accrued interest	56.6		104.7
Accrued income taxes	56.8		49.7
Accrued freight	38.3		51.5
Accrued marketing	84.1		33.6
Other accrued liabilities	255.0		228.0
Total accrued liabilities	$ 736.9	$	656.3
Other liabilities			
Deferred lease obligation	$ 29.6	$	32.2
Gross unrecognized tax benefit	110.7		115.8
Long-term derivative liabilities	256.1		137.2
Other	106.1		89.9
Total other liabilities	$ 502.5	$	375.1

21. SUBSEQUENT EVENTS

Stuart Weitzman Business Divestiture

On August 4, 2025, the Company completed the sale of the Stuart Weitzman Business for $105.0 million, subject to customary adjustments for cash, indebtedness, net working capital and transaction expenses as set forth in the Purchase Agreement. Refer to Note 5, "Acquisitions and Divestitures," for further information.

Stock Repurchase Program

As previously disclosed, in November 2024, the Company executed the ASR Agreements to repurchase an aggregate of up to $2.00 billion of the Company's shares of common stock and received an initial delivery of 28,363,766 shares. Under the terms of the ASR Agreements, the Company owes an estimated settlement of approximately $200.0 million. The final payment is expected to be made during the first quarter of fiscal 2026.

TAPESTRY, INC.

Schedule II — Valuation and Qualifying Accounts

For the Fiscal Years Ended June 28, 2025, June 29, 2024 and July 1, 2023

	Balance at Beginning of Year		Additions Charged to Costs and Expenses		Write-offs/ Allowances Taken		Balance at End of Year
				(millions)			
Fiscal 2025							
Allowance for credit losses[1]	$	6.9	$	3.6	$	(3.8)	$	6.7
Allowance for returns[1]		11.2		17.3		(12.8)		15.7
Allowance for markdowns[1]		9.6		17.4		(14.8)		12.2
Valuation allowance		32.1		—		(14.5)		17.6
Total	$	59.8	$	38.3	$	(45.9)	$	52.2
Fiscal 2024							
Allowance for credit losses	$	5.8	$	4.3	$	(3.2)	$	6.9
Allowance for returns		15.3		10.4		(14.5)		11.2
Allowance for markdowns		11.3		14.9		(16.6)		9.6
Valuation allowance		34.3		—		(2.2)		32.1
Total	$	66.7	$	29.6	$	(36.5)	$	59.8
Fiscal 2023							
Allowance for credit losses	$	3.7	$	5.7	$	(3.6)	$	5.8
Allowance for returns		11.2		14.2		(10.1)		15.3
Allowance for markdowns		11.6		17.6		(17.9)		11.3
Valuation allowance		51.6		—		(17.3)		34.3
Total	$	78.1	$	37.5	$	(48.9)	$	66.7

---

[1] Fiscal 2025 balances at end of year for Allowance for credit losses, Allowance for returns and Allowance for markdowns includes balances for the Stuart Weitzman Business of $1.0 million, $7.4 million, and $4.2 million, respectively, which are presented in the Consolidated Balance Sheet as Assets held for sale as of June 28, 2025. Refer to Note 5, "Acquisitions and Divestitures," for further information.